Form 20-F
period 2004-03-31
LOGAN RESOURCES LTD
filed 2004-09-30
CIK 1288268

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL 2004 ENDED MARCH 31, 2004

   [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

          OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [x]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF

          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to ________

SEC Filing Number: 000-50737

LOGAN RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

475 Howe Street, #720, Vancouver, British Columbia, Canada  V6C 2B3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of issued and outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                  12,913,180

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 55

#

LOGAN RESOURCES LTD.

FORM 20-F

ANNUAL REPORT

FISCAL 2004 ENDED MARCH 31, 2004

TABLE OF CONTENTS

Introduction                                                                 3

Glossary                                                                     4

PART I

Item 1.  Identity of Directors, Senior Management and Advisors              12

Item 2.  Offer Statistics and Expected Timetable                            12

Item 3.  Key Information                                                    12

Item 4.  Information on the Company                                         20

Item 5.  Operating and Financial Review and Prospects                       29

Item 6.  Directors, Senior Management and Employees                         32

Item 7.  Major Shareholders and Related Party Transactions                  40

Item 8.  Financial Information                                              42

Item 9.  The Offer and Listing                                              43

Item 10. Additional Information                                             47

Item 11. Quantitative and Qualitative Disclosures About Market Risk         52

Item 12. Description of Securities Other Than Equity Securities             52

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     53

Item 14. Material Modifications to the Rights of

          Security Holders and Use of Proceeds                              53

Item 15. Controls and Procedures                                            53

Item 16. Reserved                                                           53

Item 16A.  Audit Committee Financial Expert                                 53

Item 16B.  Code of Ethics                                                   53

Item 16C.  Principal Accountant Fees and Services                           54

Item 16D.  Exemptions from the Listing Standards for Audit Committees       54

ITEM 16E   Purchases of Equity Securities by

            the Issuer and Affiliated Purchasers                            54

PART III

Item 17. Financial Statements                                               55

Item 18. Financial Statements                                               55

Item 19. Exhibits                                                           55

#

INTRODUCTION

Logan Resources Ltd. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Logan”, “we”, ” and “us” refer to Logan Resources Ltd. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 475 Howe Street, #720, Vancouver, British Columbia, Canada  V6C 2B3.  Our telephone number is 604-689-0299.

BUSINESS OF LOGAN RESOURCES LTD.

Logan Resources Ltd. (the “Company") is a mineral exploration company. Its main focus is on property acquisition and exploration.  The Company has interests in five mineral properties (gold/copper/silver) in British Columbia and the Yukon Territory, respectively: Albert Creek, Antler Creek, Redford, and Shell Creek and Heidi properties.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.  These statements may be identified by the use of words like “plan,” “expect,” “aim,” “believe,” “project,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends.  In particular, these include statements about the Company’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.  We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

#

GLOSSARY

Adit:  A horizontal or nearly horizontal tunnel made for exploration or mining.

Alteration zones:  portions of bedrock where the mineralogic composition of the rock has been changed by physical or chemical means, especially by the actions of hydrothermal solutions.

Andesite:  A dark-colored, fine-grained volcanic rock.

Anomalies:  deviations from uniformity or regularity in geophysical or geochemical quantities.

Anomalous values:  results of geophysical or geochemical testing which deviate from the expected or calculated value.

Archean:  rocks formed during the earliest part of Precambrian time, prior to 2,500 million years before present.

Arenaceous:  Rocks with a high sand component in their make up.

Au: Gold

Base metal:  any of the more common and more chemically active metals, e.g. lead, copper and zinc.

Bedrock conductors:  portions of consolidated earth material which offers a low resistance to the passage of an electric current.

Breccia:  Rock composed of sharp-angled fragments embedded in a fine-grained matrix.

Channel Sample:  A sample taken continuously over a specified distance.

Chromium:  A metal used for corrosion-resistant steels and whose compounds have many beautiful colors.

Cross-cut:  a mining tunnel driven perpendicular to the dominant trend of a vein or ore bearing structure.

Cut-off grade:  the lowest grade of mineralized material considered economic to mine and process; used in the calculation of reserves.

Deposit:  A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

Diabase:  A dark-colored very fine grained and hard intrusive rock.

Diamond drill holes:  a drilling method whereby rock is drilled with a diamond impregnated, hollow drilling bit which produces a continuous, in-situ record of the rock mass intersected in the form of solid cylinders of rock which are referred to as core.

#

Differentiated:  A natural process during cooling of rocks where by one type of rock can solidify first followed by another kind.

Drive:  a mining tunnel driven parallel to the dominant trend of a vein or ore bearing structure.

Dyke:  An igneous mass injected into a fissure in rock.

Electromagnetic:  of, produced by or having to do with magnetic fields associated with currents artificially or naturally maintained in the sub-surface of the earth.

Epiclastic:  Sediments consisting of weathered products of older rock.

Feasibility Study:  a definitive engineering estimate of all costs, revenues, equipment requirements, and production levels likely to be achieved if a mine is developed.  The study is used to define the economic viability of a project and to support the search for project financing.

Felsic:  an igneous rock made up of light colored minerals; composed primarily of feldspar and silica.

Float:  Rock this is not outcrop and has been transported some distance from its source

g/t; g Au/t: Grams per metric tonne; grams gold per metric tonne.

-genic:  meaning suitable to or pertaining to, e.g. syngenetic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry:  The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling:  a mineral exploration method whereby samples of soil, stream sediments, rocks, etal. are collected in a systematic way and analyzed for a suite of elements.

Geological resources:  Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known.  A geological resource is sometimes referred to as a "mineral resource".

Geophysical:  relating to the physical properties, e.g. magnetic, seismic,et.al. of the earth and rock materials.

Gold or Au:  A gold metallic element that is ductile and very malleable.  This precious metal has industrial applications a well as being monetary value and used in jewelry.

Gossan:  Brown to orange to red colored rocks and soil, where the color is due to weathering sulphides.

Grade:  the amount of valuable mineral in each tonne of ore, expressed as ounces per ton or grams per tonne for precious metal and as a percentage by weight for other metals.

#

Grab Sample:  Sample of selected rock or saprolite collected at random from within a restricted area of interest.

Grid:  a systematic array of points or lines; e.g. a rectangular pattern of pits, boreholes or data collection locations used in mineral exploration.

Ground magnetic survey:  a mineral exploration method involving the use of hand held magnetometer instruments which measure the intensity of the earth’s magnetic field.  The survey usually takes the form of a regular pattern of parallel lines designed to cover the survey area with the objective of identifying magnetic anomalies, which may be indicative of hidden mineralization.

Hanging wall:  the overlying side of a fault, ore body, or mine working, in particular the wall rock above a fault or inclined vein.

Heap leach:  a relatively inexpensive processing method based on hydrometallurgical technology, whereby crushed rock is placed on an impermeable liner and is sprayed with a cyanide solution.  The resulting gold bearing liquid is collected and the gold is recovered employing conventional technologies culminating in smelting and doré production.

Hectare:  A unit of area in the metric system equal to 100 acres, or 10,000 square meters, and the equivalent of 2.471 acres in British Imperial and U.S. Customary measure.

Heterolithic:  Composed of fragments of several different rock types.

Host rock:  a volume of rock within which the ore body occurs.

Hydrogeological studies:  studies concerning the occurrence, movement and condition of ground water.

Hydrothermal solutions:  heated water, with or without demonstrable association with igneous processes.

Indicated resource:  That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

Inferred resource:  That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

In-situ-resource:  a tonnage of mineralized rock of intrinsic economic interest, the grades and limits of which are known with a specified degree of knowledge, expressed in terms of the material as it exists in the ground prior to mining.

#

IP (induced polarization):  a geophysical technique for detecting buried disseminated sulphides through the application to the ground of electrical currents.

IP survey:  systematic completion of IP on a grid over the area of interest.

Intrusive:  Rock mass formed below the earth’s surface from magma, which has intruded into a pre-existing rock mass.

Komatiite:  A volcanic rock with distinctive texture.

Lead or Pb:  A soft, bluish metal that is ductile, heavy and acid resistant.

Limestone:  A rock composed principally of calcium carbonate, used as an essential ingredient in making cement.

Lineament:  a linear feature in the earth’s crust generally coincident with a geological fault.

Lithogeochemical:  relating to the trace element and major oxide chemistry of rocks to define alteration systems associated with mineralization.

Lithological contact:  a boundary between two different rock types.

Lode:  a tabular or vein-like deposit of valuable minerals between well defined walls of rock.

Mafic:  an igneous rock composed chiefly of one or more ferromagnesian (containing iron and magnesium), dark colored minerals.

Mafic-ultramafic:  A dark colored intrusive rock.

Magnetic: having the property of attracting iron or steel, like a magnet.

Measured resource:  That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Metamorphosed:  a term used to describe a rock mass which has been subjected to metamorphism.  Metamorphism is a geological process where the original mineral composition of a rock is changed or metamorphosed in response to local or regional scale changes in temperature, pressure and the action of chemically active fluids.

Metamorphism:  A natural process of heat and compression that changes rocks.

Metagabbro:  A gabbro that has been metamorphosed.

Metapyroxenite:  A pyroxenite that has been metamorphosed.

Metasediments:  sedimentary rocks, which are rocks formed out of the consolidation of sediment settled out of water, ice or air, which have been metamorphosed.

#

Mineralization:  the process by which a mineral or minerals, usually metals, are introduced into a rock, resulting in an economically valuable or potentially valuable deposit.  Also refers to mineral-bearing rock that has been identified by widely spaced drilling.

Mineralized material:  a mineralized volume of rock which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration.  Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Net Smelter Return:  A royalty payment made by a producer of metals based on gross mineral production from the property, less deductions of certain limited costs including smelter, refining, transportation and insurance costs.

Nickel or Ni:  A white metallic metal, very malleable and ductile, largely used in alloys because of its corrosion resisting property.

NSR:  Net smelter return.

Ore:  rock that contains one or more minerals or metals, at least one of which has commercial value and which can be recovered at a profit.

Ore body:  a continuous volume of mineralized material which may be economic and feasible to mine.

Outcrop:  Bedrock that is exposed at surface, and is not covered by soil or other material.

Overburden:  barren rock material, usually unconsolidated, overlying a mineral deposit and which must be removed prior to mining.

Palladium or Pd:  A silver-white metallic chemical element.  The metal and its alloys is used in electrical contacts, precision instruments and jewelry and as a catalyst in the chemical industry particularly for automobile exhaust systems to help control pollution.

Phanerozoic:  that part of geologic time for which, in the corresponding rocks, the evidence of life is abundant; geologic time from 570 million years ago to the present.

Phanerozoic Basin:  a general term for a depressed, Phanerozoic aged sediment filled area.

Placer mining:  the extraction of gold from loosely consolidated material, often a riverbed.

Platinum or Pt:  A silver-white metallic chemical element. It has a high melting point and is resistant to chemical attack.  The pure metal and its alloys are used in jewelry, electrical contacts, in laboratories as an acid resistant material and as an important catalyst.

PGM:  Platinum group metals, which includes platinum, palladium, ruthenium, osmium, rhodium and iridium.

Proterozoic:  Rocks formed between 1 and 2.2 billion years ago.

#

Pyrite:  A gold colored rock composed of iron and sulphur.

Pyroclastic:  Material ejected into the air from a volcanic vent.

Pyroxenite:  A dark rock composed of the mineral pyroxene.

Quartz or qtz:  A very common hard rock forming mineral, generally clear to white but can be a variety of colors.

ppb:  Parts per billion.

ppm:  Parts per million.

Probable reserves:  reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are further apart or otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proterozoic:  the second oldest geological period after Archaean.

Proven reserves:  reserves for which: (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth, and mineral content of reserves are well-established.

Plutonic rocks:  a rock formed at considerable depth below the earth’s surface by crystallization of magma.

Raking:  angle between a linear feature and the horizontal measured in the plane that contains the two.

Reserve:  that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

Reverse circulation drilling:  a type of rotary drilling that uses a double-walled drill pipe.  Compressed air, water or other drilling medium is forced down the space between the two pipes to the drill bit and the drilled chips are flushed back up to the surface through the center tube of the drill pipe.

Reverse circulation holes:  a drilling method employing dual walled drill rods fitted with either a hammer or rotary drilling bit.  The pressurized drilling fluid (air or water) travels down the outer annulus and the return fluid travels up the center of the drill rod carrying the sample of rock chips and dust-sized particles to the surface.

Saprolite:  Rock that has weathered to clay; but, is in place and has not been moved by erosion or other forces.

Schist:  a metamorphic rock characterized by a well-developed parallel orientation of more than 50% of the minerals present.

Scree:  Boulders and related debris which has fallen or slid down a steep embankment, hill or cliff.

#

Sediments:  Rocks, which are composed of various proportions of clay, silt, sand, gravel and pebbles.

Sedimentary:  formed by the deposition of solid fragmented material that originates from weathering of rocks and is transported from a source to a site of deposition.

Shearing:  the resulting action from stresses that cause or tend to cause contiguous parts of a body to slide relatively to each other in a direction parallel to their plane of contact.

Shear zones:  linear areas of weakness along which a failure occurred whereby the portion of mass on one side of the area slides past the portion on the opposite side and which often form conduits for mineralizing fluids.

Silver or Ag:  A white metallic element that is ductile, malleable and capable of high polish. This precious metal has major industrial applications in photography, x-ray films, electronics and electrical contacts, batteries, brazing alloys, catalysts, mirrors, jewelry and sterling ware.

Stock:  An intrusive body that is very approximately circular and generally less than 100m to 200m across.

Stockwork: a mineral deposit in the form of a branching or interlocking network of veinlets.

stockwork of quartz veins:  a crosscutting network of fractures filled with quartz.

Strata:  A section of a formation that consist throughout of essentially the same kind of rock.

Stratigraphy:  the arrangement of rock strata, especially as to geographic position and chronological order of sequence.

Strike:  geological measurement of the direction of a horizontal line on the surface of the bed.

Stripping ratio:  ratio of waste to ore.

Sulphides:  A rock whose dominant component is the element sulphur.

Supracrustal rocks:  rocks that overlie the basement.  Basement is defined as a complex of undifferentiated rocks that underlies the oldest identifiable rocks in the area.

Tectonic: pertaining to the forces involved in, or the resulting structures or features of the large scale architecture of the upper part of the Earth’s crust.

Tectonized:  a rock mass that has been severally modified by folding and/or faulting.

#

Tertiary:  that portion of the geologic sedimentary section younger than the Cretaceous and older than the Quaternary ranging in age from approximately 55 million to 2 million years old.

ton: Short ton (2,000 pounds).

tonne: Metric tonne (1,000 kilograms).

Tuff:  A rock formed by volcanic fragments generally less than 4 mm.

Vein:  sheet-like body of minerals formed by fracture filling or replacement of the host rock.

VLF (very low frequency):  a geophysical technique which utilizes the magnetic components of the electromagnetic field generated by long distance radio transmitters to delineate geological structures.

VMS (volcanogenic massive sulfide) deposits:  deposits of base and precious metals were formed as layers at the bottom of bodies of water from sulfur-rich material erupted during volcanic activity

Volcanic:  pertaining to the activities, structures or rock types of a volcano.

Winze:  a vertical shaft in a mine sunk or excavated from top to bottom.

Zinc or Zn:  A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet Meters Miles Kilometers Acres Hectares Grams Ounces (troy) Tonnes Short tons Grams per tonne Ounces (troy) per tonne	Meters Feet Kilometers Miles Hectares Acres Ounces (troy) Grams Short tons Tonnes Ounces (troy) Grams per tonne	0.305 3.281 1.609 0.621 0.405 2.471 0.032 31.103 1.102 0.907 0.029 34.438

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004/2003/2002 ended March 31st were derived from the financial statements of the Company that have been audited by Manning Elliott, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2001/2000 ended March 31st was derived from the audited financial statements of the Company; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Effective 1/30/2002, pursuant to a special resolution passed by shareholders 9/28/2001, the Company consolidated its capital on a five old common shares for one new common share basis.  The Company also changed the name of the Company to Logan Resources Ltd. and increased its authorized share capital to 100,000,000 common shares without par value.  References to numbers of shares and per-share data refer to post-consolidation figures unless otherwise indicated.

#

Table No. 1 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 1

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                                     Year     Year     Year     Year     Year

                                    Ended    Ended    Ended    Ended    Ended

                                3/31/2004  3/31/03  3/31/02  3/31/01  3/31/00

CANADIAN GAAP

Sales Revenue                          $0       $0       $0       $0       $0

Loss From Operations                ($148)   ($102)    ($89)    ($74)    ($51)

Loss for the Period                 ($148)   ($102)    ($89)    ($74)    ($83)

Basic Loss per Share               ($0.02)  ($0.01)  ($0.04)  ($0.01)  ($0.01)

Dividends Per Share                 $0.00    $0.00    $0.00    $0.00    $0.00

Wtd. Avg. Shares (000)               8640    5811     3220     2169     2094

Period End Shares (000)              9643    8076     4248     2194     2144

-----------------------------------------------------------------------------

Working Capital                      ($79)    ($1)    ($110)  ($166)    ($72)

Mineral Properties                    558     311      138      102       54

Capital Stock                        4849    3636     3226     3044     3017

Shareholders’ Equity                  551     344       36       57      (10)

Total Assets                          713     372      152      111       67

-----------------------------------------------------------------------------

US GAAP

Net Loss                            ($396)  ($286)   ($125)

Loss per Share                     ($0.05) ($0.05)  ($0.04)

Mineral Properties                     $0      $0       $0

Shareholders’ Equity                ($7.5)    $33    ($102)

Total Assets                          $155    $61      $14____________________

(1)  The 2003 comparative figures have been reclassified, where applicable, to conform with the presentation used in the current year.

(2)  Cumulative Net Loss since incorporation through 3/31/2004 under US GAAP was ($3,998,119).

(3)  a) Under US GAAP, expenditures relating to exploration-stage properties are expensed in period incurred.

     b) Under US GAAP, the Company recognized stock-based compensation based on the estimated fair value of stock options granted.

______________________________________________________________________________

______________________________________________________________________________

#

3.A.3.  Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of the five most recent fiscal years ended, the average rates for those periods, and the range of high and low rates for those periods.  The data for each month during the most recent six months is provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

August 2004                                              1.33     1.30    1.31

July 2004                                                1.34     1.31    1.33

June 2004                                                1.38     1.34    1.34

May 2004                                                 1.40     1.36    1.37

April 2004                                               1.37     1.31    1.37

March 2004                                               1.35     1.31    1.31

------------------------------------------------------------------------------

Fiscal Year Ended 3/31/2004                     1.35     1.48     1.30    1.31

Fiscal Year Ended 3/31/2003                     1.38     1.60     1.51    1.47

Fiscal Year Ended 3/31/2002                     1.57     1.61     1.51    1.60

Fiscal Year Ended 3/31/2001                     1.51     1.58     1.45    1.60

Fiscal Year Ended 3/31/2000                     1.47     1.51     1.44    1.45

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

#

3.D.  Risk Factors

Company is Incorporated in Canada, which has Different Laws

The articles/by-laws and the laws of Canada are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Senior Management, including its President/CEO, Seamus Young and its Corporate Secretary, Judith T. Mazvihwa.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company (specifically, George Anderson, Peter F. Cummings, Judith Mazvihwa, Charles Mooney, and Seamus Young) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

Control by Principal Stockholders, Officers and Directors Could Adversely Affect the Company’s Stockholders

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

#

Dilution Through Employee/Director/Consultant Options

Because the success of the Company is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted causing possible loss of investment value.

Stock Market Price and Volume Volatility

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e., price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  The market price of metals is highly speculative and volatile.  Instability in metal prices may affect the interest in mining properties and the development of production from such properties and may adversely affect the Company’s ability to raise capital to explore existing or new mineral properties.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations.  Stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the common shares.

Need for Additional Financing to Finish Property Exploration/Development

The Company is engaged in the business of exploiting mineral properties.  The Company believes it has sufficient funds to undertake its planned operations and exploration projects during Fiscal 2005.  However, additional financing will however be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

History of Losses

The Company has a history of losses: ($147,619), ($101,904) and ($89,165) in Fiscal Years 2004/2003/2002.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration property.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

#

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.05 (low) to CDN$0.20 (high) during the period from 1/1/2003 to 12/31/2004, trading at $0.195 on 8/30/2004.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of British Columbia, Canada under the Company Act (British Columbia).  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

#

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example, where:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a “foreign private issuer”, the Company is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and legal liability for any or all damage.  The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.

#

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various Mexican Federal and State governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  The permits which the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force the Company to cease operations.

The Company has No Proven Reserves on the Properties in Which It Has an Interest

The properties in which the Company has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  Properties on which mineral reserves are not found will have to be discarded causing the Company to write each respective property off thus sustaining a loss.

Mineral Prices May Not Support Corporate Profit

The mining industry is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of same.  If a profitable market does not exist the Company could have to cease operations.

Significant Negative Effect on the Company

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits.

#

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties.  The Company has interests in five mineral properties (gold/copper/silver) in British Columbia and the Yukon Territory, respectively: Albert Creek, Antler Creek, Redford, and Shell Creek and Heidi properties.  During Fiscal 2003 ended 3/31/2003 and the first nine months of Fiscal 2004, the Company expended $186,828 and $155,154, respectively, on property acquisition/exploration.

The Company’s executive and registered office is located at:

  475 Howe Street #720, Vancouver, British Columbia, Canada  V6C 2B3

  Telephone number is 604-689-0299

  Telephone number is 800-665-3772 (USA)

  Facsimile: 604-690-0288

  e-mail:  info@krl.net

  website: www.loganresources.ca

The contact person is:

  Seamus Young, President/CEO/Director.

The Company's fiscal year ends March 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol ”LGR”.

The Company has 100,000,000 common shares without par value authorized.  At 3/31/2004, the end of the Company's most recent fiscal year, there were 9,643,176 issued and outstanding.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Logan Resources Ltd. (the “Company”) was incorporated as a specially limited company on 6/26/1978 in the Province of British Columbia, Canada, under the name “Logan Mines Ltd. (NPL)” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  On 7/21/1992, the Company was converted to a limited company and the name of the Company was changed to “Consolidated Logan Mines Ltd.”.  The Company was registered as an extra-territorial company in the Northwest Territories from 7/8/1979 to 8/7/1998.  On 1/30/2002, the name of the Company was changed to “Logan Resources Ltd.”.

Stock Splits/Consolidations

On 7/21/1992, the Company consolidated its share capital on the basis of three old shares for one new share.  On 1/30/2002, the Company consolidated its share capital on the basis of five old shares for one new share.  All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

#

Four-Year Corporate History

In May 2000, the Company entered into an agreement to acquire the Antler Creek Property by issuing 20,000 post-consolidation common shares at a deemed fair market value of $10,000.  In September 2000, the Company entered into a Letter Agreement to acquire a 100% interest in the Albert Creek Property, by incurring $235,000 in related expenditures and issuing 220,000 post-consolidation common shares in three stages over four years.

In late 2001, the Company allowed the last four mineral claims representing 50 units (the Spanish Mountain Property) were allowed to lapse.

In January 2003, the Company entered into an option agreement to acquire a 100% interest in the Shell Creek Property, by incurring $1,550,000 in related expenditures and issuing 1,000,000 common shares, all in stages over a five- year period.

In April 2003, the Company entered into an option agreement to acquire a 100% interest in the Heidi Mineral Claims, by paying $180,000, issuing 1,000,000 common shares, and incurring $600,000 of exploration expenditures, all in stages over a period of five years.

In April 2003, the Company entered into an option agreement to acquire a 100% interest in the Iron Horse Claims, by paying $75,000 and issuing up to 300,000 shares in stages over a period of three years.  In April 2004, the Company allowed the option to lapse.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

______________________________________________________________________________

Fiscal                                                Number of        Capital

Year   Nature of Share Issuance                          Shares         Raised

------------------------------------------------------------------------------

2000   Exercise of Warrants                      100,000 shares       $100,000

2001   Options Exercised                          10,000 shares         $7,500

       Shares for Property (1)                    40,000 shares        $20,000

2002   Private Placement                       1,000,000 Units         $50,000

       Shares for debt (1)                     1,053,400 shares       $131,678

2003   Private Placement                       2,050,000 Units        $246,000

       Agent Commissions (1)                     164,000 shares        $19,680

       Shares for Property (1)                   100,000 shares        $12,000

       Shares for Debt (1)                       427,532 shares        $64,130

       Exercise of Warrants                      900,000 shares        $90,000

2004   Private Placement                         186,700 Units         $28,005

       Shares for Property (1)                   940,000 shares       $103,000

2005   Private Placement                       3,000,000 Units        $450,000

       Exercise of Stock Options                 412,000 shares         $2,400

       Exercise of warrants                      136,500 shares        $27,300

------------------------------------------------------------------------------

(1)  Deemed fair market value for shares issued.

______________________________________________________________________________

Capital Expenditures

Fiscal 2000:  $ 22,353, predominately for property acquisition/exploration

Fiscal 2001:  $ 27,317, predominately for property acquisition/exploration

Fiscal 2002:  $ 36,205, predominately for property acquisition/exploration

Fiscal 2003:  $186,828, predominately for property acquisition/exploration

Fiscal 2004:  $177,549, predominately for property acquisition/exploration

#

Plan Of Operations

Source of Funds for Fiscal 2005

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company does not anticipate generating during the next year.  As of 3/31/2004, the Company had negative working capital of ($79,063).  Since then: the Company issued 3,000,000 units in a private placement, raising $450,000.  At 6/30/2004, the Company had 1,050,000 outstanding stock options with an exercise price of $0.40.  At 6/30/2004, the Company had 3,000,000 outstanding share purchase warrants with an exercise price of $0.20.  The Company has had discussions with third parties about additional equity offerings and/or loans; but the talks as of 6/30/2004 were preliminary.

Use of Funds for Fiscal 2005

During Fiscal 2005, the Company estimates that it might expend $80,000 on general/administrative expenses.  During Fiscal 2004, the Company estimates that it might expend $500,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

The Company began Fiscal 2001 with only one property, the Redford Property, where it was conducting limited exploration, looking for gold.  These modest efforts continued through most of Fiscal 2004.  In March and April 2004, the Company conducted a six-hole diamond-drilling program.  Drill holes R-1-04 to R-4-04 and drill hole R-6-04 tested the strike and down-dip extensions of the Seamus Zone and drill hole R-5-04 tested the down-dip extension of the Walker Zone.  Assay results from the drilling program are expected by Summer 2004.

The Company decided to add additional exploration properties starting in May 2000 and again in September 2004, the Antler Creek Property and Albert Creek Property, respectively.  The Antler Creek Property was staked and then optioned by the Company in response to the nearby discovery, not on the Company’s property, of significant bulk tonnage-fissure-type gold intersection in Bonanza Ledge Gold zone.  The property had had historic placer gold production from three creeks and been covered by Government Regional Geo-chemical Stream Silt Survey (RGS); the Company was unaware of any records of mapping, prospecting or soil geo-chemical surveys.  During FY2001-FY2004, the Company has conducted modest exploration, mainly consisting of mapping, prospecting and soil/silt sampling.  The Albert Creek Property was the subject of mapping, prospecting and silt/soil sampling during FY2001/FY2003 and a fixed-wing air-magnetic survey, which outlined a linear northwest-trending magnetic anomaly.  The anomaly was tested with a 1200-meter diamond- drilling program during Fiscal 2003.  The drill program results were not sufficiently encouraging to warrant further exploration of this property at this time.

With neither of its two Fiscal 2001 property acquisitions seeming to provide significant production opportunities, the Company acquired three additional exploration properties in January 2003 and April 2003, the Shell Creek Property, the Heidi Mineral Claims, and the Iron Horse Claims.

The Shell Creek Property has been the subject of preliminary rock sampling that was inconclusive.  Follow-up bulk sampling of the quartz veins, soil sampling, mapping, trenching, and magnetometer/soil surveys have revealed potential drill targets. An extensive exploration program is planned for the Shell Creek Property for Summer 2004.

#

The Heidi Mineral Claims, since being optioned a year ago, has been the subject of a 33 rock-chip sampling program from five trenches, all of which returned anomalous gold with a significant percent containing encouraging results.  Soil sampling immediately west of trenched area located two large and several small, strong gold anomalies in 2000 by 500-meter area.  The anomalies remain open in several directions.  During August 2003, an induced polarization (IP) survey was carried out on the Heidi Mineral Claims which indicated one large anomaly 600 meters by 1000 meters.  The results of all this early exploration lead the Company to plan an extensive exploration project is planned for Summer 2004 to explore the anomaly.

On the Iron Horse Claims, no exploration work other than staking some additional acreage was carried out during Fiscal 2004.  The Company does not have the resources to carry out work on the property, the Board of Directors therefore resolved to terminate the property agreement and return the property to the vendor.

__________________________________________________________________________________________

                                          Antler      Albert    Shell                 Iron

                               Redford     Creek       Creek    Creek    Heidi       Horse

ACQUISITION COSTS

 Balance 3/31/2000              $3,167        $0         $0

  Incurred during FY2001           ---    10,000     10,000

 Balance 3/31/2001              $3,167   $10,000    $10,000

  Incurred during FY2002           ---       ---      6,773

 Balance 3/31/2002              $3,167   $10,000    $10,000

  Incurred during FY2003           ---       ---     12,000

 Balance 3/31/2003              $3,167   $10,000    $28,773        $0        $0         $0

  Incurred during FY2004            $0        $0         $0   $63,000   $40,000   $13,800

 Balance 3/31/2004              $3,167   $10,000    $28,773   $92,000  $120,000   $0 (1)

-----------------------------------------------------------------------------------------

EXPLORATION COSTS

 Balance 3/31/2000             $51,147        $0         $0

  Incurred during FY2001         7,672     9,601     20,044

 Balance 3/31/2001             $58,819    $9,601    $20,044

  Incurred during FY2002         5,377     6,097     18,003

 Balance 3/31/2002             $67,363   $15,698    $38,047        $0

  Incurred during FY2003         9,924     6,628    127,826    16,268

 Balance 3/31/2003             $77,287   $22,326   $165,873   $16,268        $0        $0

  Incurred during FY2004      $ 50,935    $5,580     29,682   $70,724   $49,456    $7,083

 Balance 3/31/2004            $128,222   $27,906   $195,555   $86,992   $49,456    $7,083

_________________________________________________________________________________________

(1)

Property written off.

United States vs. Foreign Sales/Assets

During Fiscal 2004/2003/2002/2001, the Company generated no sales revenue.

At 3/31/2004, 3/31/2003 and 3/31/2002, all assets were located in Canada.

4.C. Organization Structure

Logan Resources Ltd. (the “Company”) was incorporated on 6/26/1978 in the Province of British Columbia, Canada.  The Company has no subsidiaries.

#

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,150 sq. ft. at 475 Howe Street, #720, Vancouver, British Columbia, Canada  V6C 2B3.  The Company began occupying these facilities in April 2004.  Monthly rent is $1042.50.

Figure No.1

Mineral Properties Map

#

Redford Property

British Columbia, Canada

Gold Exploration

Acquisition Details

The Company entered into an agreement dated 4/28/1995, as amended on 7/14/1995, to earn a 100 % interest in the “Lucky” and “Toq’ claim groups, located in the Alberni Mining Division of British Columbia.  The agreement was terminated on 7/6/1998, and related acquisition costs and deferred exploration costs totaling $287,646 were written off.  The Company returned the “Lucky” and “Toq” claims to the optionor, but retained four claims staked in the western portion of the property, which are known as the Redford Property.  One of these claims was cancelled in July 2003 and re-staked.  These claims are held in trust for the Company by its President except for the fifth claim that was staked in 2002.

Property Description/Location/Access

The property is located 22 kilometers northeast of Ucluelet on Vancouver Island, British Columbia, within the Alberni Mining Division.  It is located on the west coast of Vancouver Island within the Mackenzie Range, an area of rugged, steep topography and dense old growth forest.

The property comprises five contiguous claims (87 units), or approximately 2,175 hectares, and covers an area about 6.0 kilometer east-west by up to 5.0 kilometer north-south.  It was staked in 1995 and 1997, and re-staked in 2003.  The claims are owned 100% by Seamus Young and Logan Resources Ltd. and are listed below.

Access to the property is by a paved highway that connects Port Alberni to Ucluelet on Vancouver Island. The property is accessible from Ucluelet via 22 kilometers of paved road.  Access to the claims is by active, all weather logging roads.  The Draw Creek-Toquart Bay road joins Highway 4 near the middle of the east side of Kennedy Lake, and leads to the central part of the property at a distance of about 6 kilometers.  Numerous logging roads throughout the property provide access to the various claims.  Coulson Logging operates on the property with roads maintained, gated, and locked.  The property is close to tidewater in Toquart Bay, which has a public campsite and boat ramp.

The Redford property encompasses an area of rugged topography on the southeast flank of the Mackenzie Range.  Elevations range from sea level to 720 meters on Redford Mountain. Draw Creek, Little Toquart Creek and Redford Creek and their tributaries drain most of the property.

Recent logging and related roads have greatly improved access and exposures.  Vegetation on the property is typical of the Coast Range.  Steep Mountain slopes are heavily forested with old growth, including hemlock, cedar, and spruce interspersed with areas of abundant deadfall and heavy undergrowth.  Slide areas are common in the steeper terrain and are thick with deadfall and heavy growth of devils club, alder and nettles. Locally in valley bottoms, usually proximal to creeks, swampy areas with buck brush are common.  Clear cuts occur throughout the area and the maturity of replanted tree varies. Vegetation extends to the tops of mountains.  The combination of steep topography and heavy vegetation makes surface traversing difficult and limits helicopter landing-sites.  Glacial movement on the property is to the southwest. It has not apparently scoured the area very strongly and has left considerable depths of overburden in the valleys.  The area receives considerable precipitation that can reach more than 3,300 millimeters annually.  Summers are short and winter snowfall is variable, being heavy on the mountains and lighter in the valleys.

#

The town of Ucluelet, 22 kilometers to the southwest, is on the B.C. Hydro grid system and offers accommodation, restaurants and shops for purchase of supplies, hardware, camp-related utensils and materials, and access to a work force. The town of Port Alberni, 40 kilometers northeast of the property, provides extensive industrial infrastructure and deep-water port facilities. Port facilities developed in conjunction with mining operations at the Brynnor Mine also exist on Toquart Bay.

Albert Creek Property

British Columbia, Canada

Silver/Zinc/Lead/Cadnium Exploration

Acquisition Details

On 9/15/2000, the Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% NSR Royalty, in eleven mineral claims from two individuals, one being the President of the Company.  This option is exercisable in three stages.  The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 common shares at $0.10 per share) and incurring $75,000 of exploration expenditures.  To exercise the second stage (24%) the Company issued 240,000 common shares and incurred a further $150,000 of exploration expenditures by 9/26/2003 (done).  To exercise the third stage (25%) the Company must issue a further 360,000 shares by 9/26/2004.  The Company will retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the optionors.

Property Description/Location/Access

The area of Albert Creek property comprises 3975 hectares, located in Northern British Columbia near the border with the Yukon Territory.  The property consists of 159 units in un-patented, contiguous claims situated in the Liard Mining Division.  The property has not been surveyed by a legal land survey.

The property is accessible by 4-wheel drive vehicle via the One Ace Mountain forestry road that was extended into the claim area in 1979.  The One Ace Mountain road leaves the Stewart-Cassiar highway (Highway 37) at a point about 15 kilometers south of the Yukon - British Columbia border.  Twenty minutes of helicopter flight provides optional access by air from Watson Lake situated 50 kilometers northeast.  With respect to the bio-climate the property area is in the sub-boreal spruce zone with upland transition to spruce/willow/birch zone.  It is defined by typical warm continental summers, up to 30° C contrasting with cold, sub-zero temperatures in the winters.  Precipitation is moderate, ranging from 200 to 500 millimeters annually with half of it as snow.  The climate offers no insurmountable impediment to year round operations on the property.

Watson Lake is the local commercial and population center and is situated 50 kilometers northeast from the property along Alaska Highway.  It is serviced by regularly scheduled passenger air service from the south and east.  Between Watson Lake and Whitehorse, the capital of the Yukon located about 300 kilometers to the northwest along Alaska Highway, all rudimentary equipment and supplies required for exploration on the property are available.

#

Antler Creek Property

British Columbia, Canada

Gold Exploration

Acquisition Details

Pursuant to an Option Agreement dated 5/23/2000 and amended 6/21/2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company.  During Fiscal 2003, the Company acquired the claims, subject to a 2% NSR Royalty, by issuing 100,000 shares at a fair market value of $12,000.

Property Description/Location/Access

The property is located 100 kilometers east of Quesnel, British Columbia and four kilometers south of the historic Wells-Barkerville placer-lode gold camp.  Access is by road.  The property is covered by the Government Regional Silt survey and three creeks on the property have historic placer gold recovery.

There is no visible mineralization in outcrop.   In this region, gold occurs in Showshoe Group in quartz veins and stringer swarms with pyrite and in massive to semi-massive banded and stringer pyrite in small tubular and lenticular replacement bodies in limestone.

Heidi Property

Yukon Territory, Canada

Gold Exploration

Acquisition Details

On 4/8/2003, the Company entered into an agreement to acquire a 100% interest in 20 mineral claims in the Mayo Mining District, Yukon Territory from Shawn Ryan.  In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $180,000 in cash payments, issue 1,000,000 common shares and expend $600,000 on exploration of the Shell Creek Property over a period of five years  $nil paid, 255,000 shares issued and $50,000 exploration costs incurred by 3/31/2004.  The Company retained the right to acquire a 1 % NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

Property Description/Location/Access

The property is located 90 kilometers northeast of Dawson City, Yukon Territory.  Access is by helicopter.

The property is covered by government airborne magnetic survey, and has been prospected, mapped, soil sampled and trenched.

Existing mineralization includes gold showings in five trenches in 300 meter by 150 meter area.  Gold occurs in veins 1-10 centimeters, up to 1-2 meters thick with quartz and arsenopyrite, in disseminated to banded pyrite, and arsenopryite, and in massive pyrite/arsenopyrite/stibnite veins and bands.  The target is Fort Knox style intrusive related bulk tonnage from an open pit.

#

Shell Creek Property

Yukon Territory, Canada

Gold/Copper Exploration

Acquisition Details

On 3/31/2003, the Company entered into an agreement (dated for reference 1/1/2003) to acquire a 100% interest in 70 mineral claims in the Dawson Mining District, Yukon Territory from Shawn Ryan.  In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $155,000 in cash payments, issue 1,000,000 common shares and expend $1,550,000 on exploration of the Shell Creek Property over a period of five years. $50,000 paid, 200,000 shares issued and $4,000 exploration costs incurred by 3/31/2004.  The Company retained the right to acquire a 1% NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

Property Description/Location/Access

The property is located 55 kilometers northwest of Dawson City, Yukon Territory.  Access is by helicopter.

An iron formation has been traced for 16 kilometers along both limbs and nose of anticline; it consists of magnetite (lesser hematite) and thin-banded grey chert, locally pyrite and pyrrhotite facies.  The Tintina Trench lies 2.5 kilometers south southwest.

The property was “discovered” in 1954 and explored for iron.  It was staked in 2002 after gold was found in quartz veins.  Placer gold has been recovered from Shell Creek.

The property is covered by government airborne magnetic and regional geo-chemical surveys (RGS), and been mapped, trenched, partially covered by soil/silt/ground magnetic surveys, and preliminarily rock sampled.

#

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 3/31/2004, 3/31/2003, and 3/31/2002 should be read in conjunction with the financial statements of the Company and the notes thereto.

On 1/30/2002, the Company consolidated its share capital on the basis of five old shares for one new share.  All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

The Company’s principal business is the exploration and development of resource properties.  The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management of the Company as having favorable exploration potential.  The Company advances its projects to varying degrees by prospecting, mapping, geophysics, and drilling until it decides either that the property has limited exploration potential and should be abandoned or that work on the property has reached a stage where the expense and risk of further exploration and development dictate that the property should be optioned to a third party.  The resource exploration business is high risk and most exploration projects do not reach a commercial stage of operations.

Operating Results

Fiscal 2004 Ended 3/31/2004 versus Fiscal 2003

During this year, the Company acquired three new exploration properties: the Shell Creek Property, the Heidi Property, and the Iron Horse Property.  Exploration efforts were conducted on all properties: $126,460.

Administration costs rose 24% to $126,736 in Fiscal 2004.  The largest component of operating expenses was management fees of $30,000 for the Company’s President/CEO/Director, unchanged from last year.  Investor relations costs were $22,389 versus $1,207 last year. The Company increased investor relations costs to take advantage of improved market conditions.  These expenses include those incurred to attend mining conventions during the year. TSX Stock Exchange and filing fees was basically unchanged at $16,355.  Office/Rent/Telephone fell 15% to $16,023.  Legal fees fell to $14,707 from $24,609 because of share for debt filings in the previous year and reduced filing needs for property agreements.

The Net Loss was increased to ($147,619) from ($101,904).  Net Loss Per Shares was ($0.02) versus ($0.02).

#

Fiscal 2003 Ended 3/31/2003 versus Fiscal 2002 and Fiscal 2001

The Company continued to move forward on its three properties: Redford, Albert Creek, and Antler Creek.  At March 2003, the Shell Property was acquired and in April 2003, subsequent to the end of Fiscal 2003, two additional properties were acquired, Heidi Property and Iron Horse.  Exploration efforts rose meaningfully during Fiscal 2003 to $160,646 with 80% spent on the Albert Creek Property, versus $36,250 during Fiscal 2002 and $43,317 during Fiscal 2001.

Administration costs rose 14% to $101,904 in Fiscal 2004, versus $89,165 in Fiscal 2003 and $74,355 in Fiscal 2001.  The largest component of operating expenses for all three periods was management fees of $30,000 for the Company’s President/CEO/Director.  Legal fees rose 52% in Fiscal 2003 to $24,609 following a doubling in Fiscal 2002; the increases resulted from generally increased corporate activity, property acquisitions, and financings. Transfer Agent and regulatory expenses rose 28% during Fiscal 2003 to $16,203 as a result of numerous stock certificate issuances.  Office/rent expenses were $12,000 for both Fiscal 2003 and Fiscal 2002 versus $nil in Fiscal 2001 (when the Company had very limited funds).

The Net Loss rose to ($101,904) in Fiscal 2003 from ($89,165) in Fiscal 2002 and ($74,355) in Fiscal 2001.  Net Loss Per Shares was ($0.01) all three years, adjusted for the January 2002 1-for-5 stock consolidation.

Liquidity and Capital Resources

Subsequent to the end of Fiscal 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit.  Each unit consists of one common share and one share purchase warrant.  One Warrant will entitle the holder to buy an additional common share for a period of one year at a price of $0.20 per share.  1,500,000 of units were be flow-through units with each flow-through unit consists of one flow-through common share and one warrant.  A 10% finder’s fee was paid.  All securities issued pursuant to this private placement are subject to a TSX Stock Exchange four-month hold period.

Fiscal 2004 Ended 3/31/2004

During this year, the Company acquired three new exploration properties, expending $39,320 and issuing 700,000 common shares: the Shell Creek Property, the Heidi Property, and the Iron Horse Property.  An additional 240,000 common shares were issued pursuant to a September 2000 agreement for acquisition of the Albert Creek Property.  Exploration efforts were conducted on all properties, expending $126,460 during the year.

In May 2003, the Company completed a private placement of 186,700 units at $0.15 per unit, raising $28,005.  Each unit will consist of one flow-through common share and one warrant to purchase one additional non-flow-through common shares exercisable at a price of $0.20 per share for a period of one year.

Cash Used by Fiscal 2004 Operating Activities totaled ($16,924) including the ($147,619) Net Loss; significant adjustments included ($20,883) write-off of mineral properties (Iron Horse Property) and $134,378 in net changes in non-cash working capital items.  Cash Used in Investing Activities was ($123,405), primarily for acquisition of mineral properties.  Cash Provided by Fiscal 2004 Financing Activities was $176,092, this included $103,000 related to the issuance of 940,000 common shares for mineral property acquisition, $62,400 related to the exercise of 312,000 stock options, $57,717 related to the exercise of warrants, and ($66,375) related to “cash committed for mineral exploration” (Shell Creek and Heidi Properties).

The Company has not generated any operating revenue from any of its properties.  The Company receives cash for use in operations from issuing common shares and optioning/sale of selected assets.

#

Fiscal 2003 Ended 3/31/2003 and Fiscal 2002

The Company had working capital of      $118  on 3/31/2003.

The Company had working capital of ($110,399) on 3/31/2002.

The Company had working capital of ($165,875) on 3/31/2001.

On 1/30/2002, the Company consolidated its share capital on the basis of five old shares for one new share.  All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

In February 2002, the Company completed a private placement of 1,000,000 units at $0.05 per unit.  Each unit consisted of one common share and one warrant; each warrant was exercisable for one year at $0.10.  In March 2002, the Company completed a stock-for-debt arrangement, issuing 1,053,400 common shares for $131,678 of indebtedness.

In May 2000, the Company entered into an agreement to acquire the Antler Creek Property by issuing, during Fiscal 2002, 20,000 post-consolidation common shares at a deemed fair market value of $10,000.  In September 2000, the Company entered into a Letter Agreement to acquire a 100% interest in the Albert Creek Property, by incurring $235,000 in related expenditures and issuing 220,000 post-consolidation common shares in three stages over four years.  In late 2001, the Company allowed the last four mineral claims representing 50 units (the Spanish Mountain Property) were allowed to lapse.  In January 2003, the Company entered into an option agreement to acquire a 100% interest in the Shell Creek Property, by incurring $1,550,000 in related expenditures and issuing 1,000,000 common shares, all in stages over a five- year period.

Property acquisition costs during FY2003/FY2001/FY2001, respectively, totaled $12,000, $6,773 and $nil.  Property exploration costs during FY2003/FY2001/FY2001, respectively, totaled $160,646, $36,250 and $47,317.  Refer to table in ITEM #4B for additional information.

Cash Used by Fiscal 2003 Operating Activities totaled ($107,330) including the ($101,904) Net Loss; significant adjustments included ($5,820) in net changes in non-cash working capital items.  Cash Used in Fiscal 2003 Investing Activities was ($56,885), predominately for acquisition/exploration of mineral properties.  Cash Provided by Fiscal 2003 Financing Activities was $154,251, primarily from issuance of equity as detailed above as well as repayment of $24,349 in advances from related parties.  In addition: 100,000 common shares with a fair market value of $12,000 was issued for acquisition of mineral properties; 427,532 common shares with a fair market value of $64,130 were issued to settle debt; and 164,000 common shares with a fair market value of $19,680 were issued for agents’ commissions.

Cash Used by Fiscal 2002 Operating Activities totaled ($74,452) including the ($89,165) Net Loss; significant adjustments included $14,451 in net changes in non-cash working capital items.  Cash Used in Fiscal 2002 Investing Activities was ($37,299), predominately for acquisition/exploration of mineral properties.  Cash Provided by Fiscal 2002 Financing Activities was $114,360 from issuances of equity as detailed above as well as $64,360 from advances from related parties.  In addition, 1,053,400 common shares with a fair market value of $131,678 were issued to settle debt.

5.C.  Research and development, patents and licenses, etc.

5.D.  Trends

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

#

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

September 26, 2004

__________________________________________________________________________________

__________________________________________________________________________________

                                                                     Date of First

                                                                       Election or

Name                          Position                         Age     Appointment

----------------------------------------------------------------------------------

George Anderson (1)(2)        Director                          60  September 2000

Peter F. Cummings (1)(2)      Director                          48      March 2004

Judith T. Mazvihwa (1)(2)(3)  Director/Chief Financial Officer  30  September 2003

Robert G. Lewis (2)(4)        Corporate Secretary/Controller    52  September 2004

Charles D. Mooney (2)         Director                          49   February 2003

Seamus Young (5)(2)           Director/President/CEO            64        May 1991

----------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Resident/Citizen of British Columbia, Canada.

(3)  She spends about half of her time on the affairs of the Company.

(4)  He spends about half of his time on the affairs of the Company.

(5)  He spends about half of his time on the affairs of the Company.

__________________________________________________________________________________

__________________________________________________________________________________

George Anderson is a self-employed businessman with over twenty-five year years senior management experience, including over twenty years involvement with wireless communication industry.  Since 1991, he has been President/Director of Quasar SCM Distributors Ltd., a private company involved in distribution of wireless communications equipment and, through a subsidiary, recreation boats, trailers and associated equipment.

Peter F. Cummings is a Chartered Accountant with extensive financial and general management experience principally in the retail, distribution and greenhouse industries.  Since 1999, he has been VP Finance and VP Information Technology of BC Hot House Foods Inc., a large private seller of greenhouse-grown vegetables.  He had five years experience as a Chartered Accountant before entering corporate management in 1985.

Judith T. Mazvihwa is a mining geologist with eight years geologist and management experience.  From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd.  Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Robert Lewis has over twenty years experience in accounting and corporate management.  Since 1997, he has been Controller for Northwest Mettech Corp., a manufacturer of plasma spray torches.  From 1984 to 1997, he was Controller for Orequest Consultants Ltd.  He has been a Certified General Accountant since 1984 and completed his Bachelor of Law (LL.B) in 1977.

#

Charles D. Mooney has over thirty years senior management and pilot experience in the aviation industry.  Since 1989, he has been Operations Manager for Vancouver Island Helicopters Ltd.  His experience in the helicopter industry, has brought him invaluable insight into logistical problems associated with property access in the mining industry.  Since 2002, he has been a Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Seamus Young is a prospector with forty years experience.  Since 1983, he has been an Officer/Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serve at the pleasure of the Board of Directors.

Despite the Company’s Senior Management spending material portions of their time on businesses other than the Company, the Company believes that they devote sufficient time to the Company to properly carry out their duties.

No Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

#

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 3/31/2004 was CDN$30,000, consisting of a management and administration fee paid (or accrued) to T-Bags Management Inc., a private company controlled by Seamus Young.  In addition, Seamus Young was indirectly, through T-Bags Management Inc., paid (or accrued) $30,000 for property supervision fees.

Director Compensation.  The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table #7, #8, #10 for information about stock options granted, stock options exercised, and stock options outstanding.  No SARs (stock appreciation rights) were granted or exercised during Fiscal 2004.  During Fiscal 2004, 152,000 stock options were cancelled.

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 7

Stock Option Grants in Fiscal 2004 Ended 3/31/2004

__________________________________________________________________________________

__________________________________________________________________________________

                               Percentage               Market Value of Securities

                          Number       of   Exer.               Underlying Options

                              of    Total  Price                           on Date

                         Options  Options    Per      Grant      Exp’r    of Grant

Name                     Granted  Granted  Share       Date       Date   Per Share

----------------------------------------------------------------------------------

Judith Mazvihwa          100,000      40%  $0.20  6/30/2003   6/30/2005      $0.12

Lance McManne            100,000      40%  $0.20  6/30/2003   6/30/2005      $0.12

Charles D. Mooney         52,000      20%  $0.20  4/08/2003   4/08/2005      $0.10

Management Total         152,000      60%

Consultants/Others (2)   100,000      40%

Total                    252,000     100%

----------------------------------------------------------------------------------

(1)  Options were vested upon granting.

__________________________________________________________________________________

__________________________________________________________________________________

#

Table No. 8 gives certain information concerning stock option exercises during Fiscal 2004 Ended 3/31/2004 by our Senior Management and Directors.  It also gives information concerning stock option values.  During Fiscal 2004, a total of 312,000 stock options in aggregate were exercised.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2004

Fiscal Yearend Unexercised Stock Options / Stock Option Values

Senior Management/Directors

__________________________________________________________________________________

_________________________________________________________________________________

                                                             Value of Unexercised

                 Number of                       Number of           In-the Money

                    Shares             Unexercised Options             Options at

                  Acquired               at Fiscal Yearend         Fiscal Yearend

                        on      Value         Exercisable/           Exercisable/

Name              Exercise   Realized        Unexercisable          Unexercisable

---------------------------------------------------------------------------------

Seamus Young       52,000    $ 4,680             nil/nil               $nil/nil

George Anderson    52,000    $ 6,240             nil/nil               $nil/nil

Rita Chow          52,000    $10,400             nil/nil               $nil/nil

Alex D. Hamilton   52,000    $ 5,720             nil/nil               $nil/nil

Malcolm Warwick    52,000    $ 6,240             nil/nil               $nil/nil

Charles D. Mooney  52,000    $ 4,680

                  312,000    $37,960

__________________________________________________________________________________

_________________________________________________________________________________

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.  However, members of Senior Management have written contracts that contain bonus arrangements.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Company during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

Seamus Young has an “employment agreement” dated 2/1/2002 that stipules that he will be compensated, directly and indirectly, $5,000 per month.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: George Anderson, Peter Cummings, and Judith Mazvihwa.  The Audit Committee met five times during Fiscal 2004.

Pursuant to the British Columbia Company Act, or the Act, a majority of the Company’s Board of Directors must be resident Canadians and at least one member of the Board of Directors must ordinarily be resident in the Province of British Columbia, Canada.  All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term.  The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective.   The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-to-day management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

The Board’s responsibilities include overseeing the conduct of the Company’s business, providing leadership and direction to its management, and setting policies.  Strategic direction for the Company is developed through the Board’s annual planning process.  Through this process, the Board adopts the operating plan for the coming year, and monitors management’s progress relative to that plan through a regular reporting and review process.

The Board has delegated to the CEO and Senior Management responsibility for the day-to-day management of the business of the Company.  Matters of policy and issues outside the normal course of business are brought before the Board for its review and approval, along with all matters dictated by statute and legislation requiring Board review and approval.  The CEO and Senior Management review the Company’s progress in relation to the current operating plan at in-person Board meetings.  The Board meets on a regular basis with and without management present.  Financial, operational and strategic issues facing the Company are reviewed, monitored and approved at the Board meetings.

6.D.  Employees

As of 8/31/2004, the Company had two employees, including the Senior Management.  As of 3/31/2004 and 3/31/2003, there were five and four employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

#

6.E.  Share Ownership

Table No. 9 lists, as of 9/26/2004, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 8 also includes data on the Sutton Group Financial Services Ltd., the only persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities (none).

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   Seamus Young (1)                                 2,177,889      15.3%

Common   Charles Mooney (2)                                 286,000       2.2%

Common   Judith Mazvihwa (3)                                150,000       1.2%

Common   George Anderson (4)                                150,000       1.2%

Common   Peter Cummings (5)                                 220,257       1.7%

Common   Robert Lewis (6)                                    50,000       0.4%

Total Directors/Management/5% Holders                     3,034,146      22.0%

------------------------------------------------------------------------------

(1) 200,000 represent currently exercisable stock options.

    380,000 represent currently exercisable warrants.

    777,532 are held by Donegal Development Ltd, a private company controlled by Mr. Young.

(2)  150,000 represent currently exercisable stock options.

(3)  150,000 represent currently exercisable stock options.

(4)  150,000 represent currently exercisable stock options

(5)  Held in RRSP retirement accounts.

(6)  50,000 represent currently exercisable stock options

 #   Based on 12,913,180 common shares outstanding on 6/30/2004; and share purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

______________________________________________________________________________

______________________________________________________________________________

Stock Options.  The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written stock option plan (the Stock Option Plan") on 9/10/2003.

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors and employees of the Company and its affiliates, (b) retain and attract the qualified officers, directors and employees the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Stock Option Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company and management company employees.  For the purposes of the Stock Option Plan, the terms “employees”, “consultants” and “management company employees” have the meanings set out in TSX Venture Exchange Policy 4.4.  In addition, the term “director” is defined in TSX Venture Exchange Policy 4.4 to include directors, senior officers and management company employees.

#

Under the Stock Option Plan, the Company’s board of directors (the “Board”) may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the “Administrator”) for the purposes of administering the Plan.  Currently, the Administrator is the Corporate Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments).  If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities; and

(h) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Stock Option Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

#

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Company’s common shares for a particular Award Date will typically be the closing trading price of the Company’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Stock Option Plan.  Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Stock Option Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Stock Option Plan until they have been fully paid for by the option holder.  The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 9/26/2004, as well as the number of options granted to Directors and all employees as a group.

Table No. 10

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                         Number of Shares of    CDN$

                                      Common    Exer.       Grant      Expir’n

Name                                   Stock    Price        Date         Date

Seamus Young                         200,000    $0.40   5/27/2004    5/27/2006

Charles Mooney                       150,000     0.40   5/28/2004    5/27/2006

Judith Mazvihwa                      150,000     0.40   5/27/2004    5/27/2006

George Anderson                      150,000     0.40   5/27/2004    5/27/2006

Peter Cummings                       150,000     0.40   5/27/2004    5/27/2006

Robert G. Lewis                       50,000     0.40   5/27/2004    5/27/2006

Total Officers/Directors             850,000

Total Employees/Consultants          200,000

Total Officers/Directors/Etc.      1,050,000

______________________________________________________________________________

______________________________________________________________________________

#

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 9.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

The participation in private placements of equity by the Company, the exercise of stock options/share purchase warrants, and sales by the individuals has lead over the last several years to some significant changes in the holdings of major shareholders (5%); the table reflects direct/indirect holdings of common shares, refer to Tables #7, #8, #9, #10 for additional information.

______________________________________________________________________________

                                       Shares     Shares     Shares     Shares

                                        Owned      Owned      Owned      Owned

                                    3/31/2004  3/31/2003  3/31/2002  3/31/2001

------------------------------------------------------------------------------

Seamus Young                        1,597,889  1,281,389    821,357    814,363

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.  On 9/24/2004, the Company’s shareholders’ list showed 12,793,176 common shares outstanding, with 198 registered shareholders.  35 of these shareholders were U.S. residents, holding 1,285,131 common shares (representing about 10% of the issued/outstanding shares) and 163 registered shareholders were resident in Canada, holding 11,508,045 common shares (90%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 500 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

#

7.B.  Related Party Transactions

Stock-for-Debt Settlement

During Fiscal 2003, the Company issued 427,532 common shares to settle $64,130 of debts including: 160,000 shares to Seamus Young; and 267,532 shares to Donegal Developments Inc. (controlled by Seamus Young).

During Fiscal 2002, the Company issued 1,053,400 common shares to settle $131,678 of debts including: 200,000 shares to Seamus Young; 34,640 to Michael Casselman (former Director); and 530,000 shares to Donegal Developments Inc. (controlled by Seamus Young).

Funds Owing to Seamus Young, President/Director

At 3/31/2003 and 3/31/2002, respectively, $5,518 and $88,117 was owing to Mr. Young or companies controlled by him and was included in accounts payable. These amounts are unsecured, non-interest bearing and due on demand.

Indirect Payments to Seamus Young, President/Director

During Fiscal 2003/2002/2001, respectively, $60,000, $40,000, and $48,000 was paid to private company controlled by Mr. Young as management fees and for supervision of properties.

Properties Acquired From Seamus Young and Family

The Company’s acquisition of the Antler Creek Property was from two individuals, one being the son of the President of the Company.  The Company’s acquisition of the Albert Creek Property was from two individuals, one being the President of the Company.  Refer to ITEM #4.B.

Other than as disclosed above, there have been no transactions since 3/31/2001, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

#

ITEM 8.  FINANCIAL INFORMATION

8.A.  Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott, independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004/2003/2002 Ended March 31st

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B.  Significant Changes

No undisclosed significant change has occurred since the date of the annual financial statements and/or since the date of the most recent interim financial statements.

#

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "LGR".  The initial public offering was effective on the Vancouver Stock Exchange under the auspices of the British Columbia Securities Commission in 7/26/1992 under a former name, "Consolidated Logan Mines Ltd.”.

Table No. 9 lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange (Canadian Venture Exchange prior to 8/2/2001 and the Vancouver Stock Exchange prior to November 1999) for actual trades of common shares of the Company for the last six months, last nine fiscal quarters, and last five fiscal years.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

______________________________________________________________________________

______________________________________________________________________________

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

 8/31/2004                             269,800          $0.35   $0.24    $0.27

 7/31/2004                             224,300           0.50    0.31     0.35

 6/30/2004                           1,186,100           0.55    0.40     0.46

 5/31/2004                             490,500           0.48    0.29     0.48

 4/30/2004                           1,200,600           0.63    0.39     0.40

 3/31/2004                           3,317,100           0.51    0.14     0.50

------------------------------------------------------------------------------

Quarterly

 6/30/2004                          2,877,200          $0.63   $0.29     $0.42

 3/31/2004                          3,713,600           0.51    0.10      0.50

12/31/2003                            748,800           0.15    0.07      0.09

 9/30/2003                            117,300           0.13    0.07      0.07

 6/30/2003                             63,000           0.14    0.11      0.11

 3/31/2003                             14,100           0.10    0.07      0.09

12/31/2002                            126,300           0.16    0.05      0.12

 9/30/2002                              7,800           0.07    0.06      0.06

 6/30/2002                            101,860           0.15    0.10      0.10

------------------------------------------------------------------------------

Yearly

 3/31/2004                            330,167          $0.51   $0.14     $0.50

 3/31/2003                             48,000           0.12    0.10      0.10

 3/31/2002                             14,200           0.13    0.12      0.12

 3/31/2001                              7,000           0.30    0.25      0.25

 3/31/2000                             17,800           0.50    0.45      0.45

______________________________________________________________________________

______________________________________________________________________________

#

The TSX Venture Exchange

The TSX Venture Exchange is a result of the acquisition by the Toronto Stock Exchange of the Canadian Venture Exchange (“CDNX”) from its member firms on 8/1/2001.  The CDNX resulted from the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange that took place on 11/29/1999, to form the CDNX.  The TSX Venture Exchange currently operates as a complementary but independent exchange from its parent, the Toronto Stock Exchange.

The initial roster of the CDNX was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Montreal Stock Exchange, the Winnipeg Stock Exchange, and the CDN Over-The-Counter Market.  The TSX Venture Exchange is a venture market as compared to the Toronto Stock Exchange that is Canada’s senior market and the Montreal Exchange that is Canada’s market for derivatives products.

The TSX Venture Exchange currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal.  These service centers provide corporate finance, surveillance and marketing expertise.  The corporate office for the TSX Venture Exchange is located in Calgary and the operations office is located in Vancouver.

The TSX Venture Exchange is a self-regulating organization owned and operated by the Toronto Stock Exchange, which in turn is owned by its member brokerage firms.  It is governed by representatives of member firms and the public.

Organizationally, the TSX Venture Exchange is comprised of seven business areas: Corporate Finance Services, Trading Services and Market Information Services, Compliance, Marketing, Technology, Corporate Affairs and Human Resources.

The TSX Venture Exchange acts as a business link between TSX members, listed companies and investors.  TSX Venture Exchange policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established.  Listings are predominately small and medium sized companies.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following self-regulatory organizations: the TSX Venture Exchange; the Montreal Exchange; the Toronto Stock Exchange; the Toronto Futures Exchange; and the Investment Dealers Association of Canada.

Post-trade monitoring of market activity occurs in the market surveillance department.  Sophisticated software analyses trade data from TRADETSX to detect possible market improprieties.  A variety of surveillance and investigative tools allow the TSX Venture Exchange to perform electronic market monitoring and trade reviews.

The surveillance department is also responsible for monitoring and reviewing listed company activities and detecting breaches of the listing policies or the listing agreement.  Market surveillance and listed company surveillance activities are closely coordinated.

#

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Pacific Corporate Trust Company (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Company Act (“Company Act”) of British Columbia.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.  Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.  Giving financial assistance under certain circumstances;

c.  Certain conflicts of interest by Directors;

d.  Disposing of all/substantially all of Company's undertakings;

e.  Removing Director before expiration of his term of office;

f.  Certain alterations of share capital;

g.  Changing the Company name;

h.  Altering any restrictions on the Company's business; and

i.  Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

#

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.  The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.  2,000,000 of the Units distributed in the January 2003 public offering contained "flow-through" common shares.

Stock Options

Refer to ITEM 6.E. and Table No. #7 for additional information.

Warrants

Table No. 10 lists, as of 8/31/2004, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants.  As of 8/31/2004, the Company was aware of 34 holders of its 3,000,000 warrants.  These warrants are non-transferable.

Table No. 10

Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still           Exercise Price             Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 4/19/2004    3,000,000    3,000,000        $0.20   $0.20            4/19/2005

______________________________________________________________________________

______________________________________________________________________________

#

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Markets

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 3/31/2004, 3/31/2003, and 3/31/2002, the authorized capital of the Company was 100,000,000 common shares without par value.  At these dates, there were 9,643,180, 7,889,052, and 8,776,483 common shares issued and outstanding, respectively.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 10 and Table No. 12. ---

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

______________________________________________________________________________

Fiscal                                                Number of        Capital

Year   Nature of Share Issuance                          Shares         Raised

------------------------------------------------------------------------------

2000   Exercise of Warrants                      100,000 shares       $100,000

2001   None

2002   Private Placement                       1,000,000 Units         $50,000

       Shares for debt (1)                     1,053,400 shares       $131,678

2003   Private Placement                       2,000,000 Units        $246,000

       Agent Commissions (1)                     164,000 shares        $19,680

       Shares for Property (1)                   100,000 shares        $12,000

       Shares for Debt (1)                       427,532 shares        $64,130

       Exercise of Warrants                      900,000 shares        $90,000

2004   Private Placement                         186,700 Units         $28,005

       Shares for Property (1)                   940,000 shares       $103,000

2005   Private Placement                       3,000,000 Units        $450,000

       Exercise of Stock Options                 412,000 shares         $2,400

       Exercise of warrants                      136,500 shares        $27,300

------------------------------------------------------------------------------

(1)  Deemed fair market value for shares issued.

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

#

10.B.  Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the Company Act of British Columbia (“The Company Act” or “The Act”). The Company was originally incorporated as a specially limited company, but under a special resolution passed May 20, 1992, the Company was changed to a limited company under the Company Act.

The Memorandum and Articles of the Company do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles of Incorporation.

A Director shall disclose his interest in and not vote in respect of the approval of any contract or transaction with the Company in which he is interested, but he shall be counted in the quorum present at the meeting at which the vote is taken.

Part 10 of the Articles details the Directors’ borrowing powers. The Directors may from time to time in behalf of the Company:

(a)

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c)

Mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors. The Directors may remove from office a Director who is convicted of an indictable offense.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

A Director may hold any office or place of profit with the Company in conjunction with his office of Director for such period and on such terms as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company. A Director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

Subject to provisions of the Company Act, the Company shall indemnify a Director, or former Director, of the Company and the Company may indemnify a Director or former Director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Directors may cause the Company to indemnify any officer, employee or agent of the Company, or of a corporation of which the Company is or was a shareholder and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. The Company shall indemnify the Secretary and Assistant Secretary of the Company and his heirs and legal representatives against all charges,

#

costs and expenses whatsoever incurred by them and arising out of the functions assigned to the Secretary by the Company Act or the Company’s Articles. The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under the Articles.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Company Act.  Unless the Company Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Subject to Part 7 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by a group as provided in The Act.

#

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 18, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts

a.  Management Agreement with Seamus Young, dated 2/1/2002

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation” below.

Restrictions on Share Ownership by Non-Canadians

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian".  The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company.  "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

#

10.E  Taxation

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Company was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada.  For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Company believes that it was not a passive foreign investment company for the taxable year ended 5/31/2002 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

#

10.F.  Dividends and Paying Agents

The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts    --- No Disclosure Necessary ---

10.H.  Documents on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

#

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s President and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 12/31/2003 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of two unrelated directors and the Corporate Secretary of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a “financial expert”.

ITEM 16B.  CODE OF ETHICS

The Company has not adopted a written ”code of ethics” that meets the new United States' Sarbanes-Oxley standards; the Board of Directors believes that existing Canadian standards and procedures is adequate for its purposes.  The Company has not seen any need to adopt a written code of ethics on the basis that its corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations; the prompt internal reporting.

#

Item 16C. PRINCIPAL ACCOUNTIING FEES AND SERVICES

The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy / procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, we introduced a procedure for the review and pre-approval of any services performed by Manning Elliott, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of Manning Elliott for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott to the Company were:

______________________________________________________________________________

Fiscal Year ended March 31, 2004 and 2003          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2004            2003

------------------------------------------------------------------------------

Audit Fees                                              $7,000          $4,500

Audit Related Fees                                          $0              $0

Tax Fees (1)                                                $0              $0

All Other Fees                                              $0           _  $0

Total                                                   $7,000          $4,500

______________________________________________________________________________

(1) Audit fee included preparation of simple nil balance tax return & tax credit claim, and US GAAP disclosure.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

           --- No Disclosure Necessary ---

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

           --- No Disclosure Necessary ---

#

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated 8/10/2004

 Balance Sheets at 3/31/2004 and 3/31/2003

 Statements of Operations and Deficit

 for the fiscal years ended 3/31/2004 and 3/31/2003

 Statements of Cash Flows

   for the fiscal years ended 3/31/2004 and 8/31/2003

 Notes to Financial Statements

Logan Resources Ltd. (An Exploration Stage Company) Financial Statements For The Years Ended March 31, 2004 and 2003 (Expressed in Canadian Dollars)

Auditors’ Report

To the Shareholders of

Logan Resources Ltd.

(An Exploration Stage Company)

We have audited the balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years ended March 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and the changes in its cash flows for the years ended March 31, 2004 and 2003 in accordance with generally accepted accounting principles used in Canada. As required by the British Columbia Company Act, we report that in our opinion, these principles have been applied on a consistent basis.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 10, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated August 10, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such considerations in the Auditors’ Report when the consideration is adequately disclosed in the financial statements.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 10, 2004

Logan Resources Ltd.

(An Exploration Stage Company)

Balance Sheets

As at March 31, 2004 and 2003

(Expressed in Canadian Dollars)

	2004 $	2003 $

Assets

Current Assets

Cash	63,634	–
Amounts receivable	7,806	1,504
Prepaid expenses	–	38
Mining exploration tax credit receivable	11,768	26,182

	83,208	27,724

Property Bonds	5,000	5,000

Property and Equipment [Note 4]	197	393

Cash Committed for Mineral Exploration [Note 9[a]]	66,375	27,962

Mineral Properties [Note 5]	558,424	310,527

	713,204	371,606

Liabilities

Current Liabilities

Cash borrowed from flow-through funds	–	5,977
Accounts payable and accrued liabilities	95,771	16,111
Due to related parties [Note 7]	66,500	5,518

	162,271	27,606

Shareholders’ Equity

Share Capital [Note 6]	3,848,793	3,636,076

Contributed Surplus	9,085	–

Common Shares Subscribed [Note 9[a]]	132,750	–

Deficit	(3,439,695)	(3,292,076)

	550,933	344,000

	713,204	371,606

Contingent Liability [Note 1]

Subsequent Events [Note 9]

Approved on behalf of the Board:

“Seamus Young”                                            “Judith Mazvihwa”

Seamus Young, Director                                Judith T. Mazvihwa, Director

(The Accompanying Notes are an Integral Part of the Financial Statements)

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

	2004 $	2003 $

Revenue	–	–

Expenses

Accounting and audit	11,772	6,280
Amortization	197	394
Investor relations	22,389	1,207
Legal	14,707	24,609
Loss on write-off of mineral properties	20,883	–
Management fees [Note 7]	30,000	30,000
Office, rent and telephone [Note 7]	16,023	18,721
Stock-based compensation [Note 6[b]]	9,085	–
Transfer agent and regulatory	16,355	16,203
Travel and promotion	6,208	4,490

	147,619	101,904

Net Loss For The Year	(147,619)	(101,904)

Deficit - Beginning of Year	(3,292,076)	(3,190,172)

Deficit - End of Year	(3,439,695)	(3,292,076)

Net Loss per Share – Basic and Diluted	(0.02)	(0.02)

Weighted Average Shares Outstanding	8,640,000	5,811,000

(The Accompanying Notes are an Integral Part of the Financial Statements)

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

	2004 $	2003 $

Operating Activities

Net loss for the year	(147,619)	(101,904)

Items not involving cash

Amortization	197	394
Loss on write-off of mineral properties	20,883	–
Stock-based compensation	9,085	–

Changes in non-cash working capital items

Prepaid expenses	38	(38)
Amounts receivable	(6,302)	(104)
Accounts payable and accrued liabilities	79,660	(5,678)
Due to related parties	60,982	(24,349)

Cash Provided (Used) By Operations	16,924	(131,679)

Financing Activities

Share capital issued	109,717	334,005
Share subscriptions received	132,750	–
Less committed for mineral exploration	(66,375)	(155,405)

	176,092	178,600

Investing Activities

Mining exploration tax credits received	26,182	–
Redemption of property bond	–	2,500
Acquisition of and expenditures upon mineral properties	(177,549)	(186,828)
Less financed by cash committed for mineral exploration	27,962	127,443

	(123,405)	(56,885)

Increase (Decrease) in Cash and Cash Equivalents	69,611	(9,964)

Cash and Cash Equivalents - Beginning of Year	(5,977)	3,987

Cash and Cash Equivalents - End of Year	63,634	(5,977)

Non-Cash Financing Activities

Mining exploration tax credit receivable	11,768	26,182
Issuance of shares for agents’ commissions	–	19,680
Property option payments paid with shares	103,000	12,000
Issuance of shares to settle debt	–	64,130

Supplemental Disclosures

Interest paid	–	–
Income tax paid	–	–

(The Accompanying Notes are an Integral Part of the Financial Statements)

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

For the Years Ended March 31, 2004 and 2003

(Expressed in Canadian Dollars)

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.

Significant Accounting Policies

[a]

Basis of presentation

The financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles.

[b]

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

[c]

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d]

Property and equipment

Computer equipment is recorded at cost and is amortized on a straight-line basis over four years.

[e]

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f]

Long-lived assets

The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset. To March 31, 2004, no impairment losses have been recorded.

[g]

Financial instruments

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and due to related parties. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[h]

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[i]

Stock-based compensation plans

The Company recognizes stock-based compensation expense in accordance with CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. When stock or stock options are issued to non-employees, compensation expense is recognized based on the fair value of the stock or stock options issued. During 2004, the Company changed its accounting policy related to employee stock options, and began to recognize compensation expense for stock or stock option grants to employees, based on the fair value of the stock or stock options issued. See Notes 3 and 6[b].

[j]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the period’s presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[k]

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

3.

Change in Accounting Policy

During 2004, the Company adopted the provisions of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock Based Payments”, as it relates to employee stock options. In accordance with the provisions of this section, the Company has accounted prospectively for all employee stock options granted, settled, or modified since April 1, 2003 using the fair value method. The fair value method requires the Company to expense the fair value, as determined using the Black Scholes option-pricing model, of the employee options granted or modified during a period. Accordingly, the Company has recorded an amount of $9,085 in respect of employee options granted in 2004 (Note 6[c]). Pro forma loss would continue to be disclosed as it relates to employee stock options granted during 2003.

4.

Property and Equipment

	Cost $	Accumulated Amortization $	2004 Net Carrying Value $	2003 Net Carrying Value $

Computer equipment	1,050	853	197	393

5.

Mineral Properties

Acquisition costs and exploration expenditures incurred to March 31, 2004, on the properties, are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total 2004 $	Total 2003 $

Redford Property [[a] below]
Beginning of year	3,167	74,120	77,287	67,363
Incurred during the year	1,520	50,935	52,455	9,924

End of year	4,687	125,055	129,742	77,287

Albert Creek Property [[b] below]
Beginning of year	10,000	155,873	165,873	38,047
Incurred during the year	24,000	5,682	29,682	127,826

End of year	34,000	161,555	195,555	165,873

Antler Creek Property [[c] below]
Beginning of year	28,773	22,326	51,099	32,471
Incurred during the year	–	5,580	5,580	18,628

End of year	28,773	27,906	56,679	51,099

Shell Creek Property [[d] below]
Beginning of year	–	16,268	16,268	–
Incurred during the year	63,000	7,724	70,724	16,268

End of year	63,000	23,992	86,992	16,268

Heidi Property [[e] below]
Beginning of year	–	–	–	–
Incurred during the year	40,000	49,456	89,456	–

End of year	40,000	49,456	89,456	–

Iron Horse Property [[f] below]
Beginning of year	–	–	–	–
Incurred during the year	13,800	7,083	–	–
Write-down on disposal	(13,800)	(7,083)	–	–

End of year	–	–	–	–

Total	170,460	387,964	558,424	310,527

[a]

Redford Property (Alberni Mining Division, B.C.)

The Company owns five claims representing 91 units. The President of the Company holds four of these claims representing 75 units in trust on behalf of the Company. The Company plans to raise funds to advance the exploration of located targets.

[b]

Albert Creek Property (Liard Mining Division, B.C.)

The Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% Net Smelter Return (“NSR”) Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. To exercise the second stage (24%) the Company issued 240,000 shares and must incur a further $100,000 ($86,600 incurred as at March 31, 2004) of exploration expenditures by September 30, 2005. To exercise the third stage (25%) the Company must issue a further 360,000 shares by September 30, 2007. The Company will then retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the Optionors by September 30, 2008.

[c]

Antler Creek Property (Cariboo Mining Division, B.C.)

Pursuant to an Option Agreement dated May 23, 2000 and amended June 21, 2002, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 49 mineral claims representing 64 units from two individuals, one being the son of the President of the Company. During 2003, the Company acquired the claims, subject to a 2% NSR Royalty retained by  the Optionors, by issuing 100,000 shares at a fair value of $12,000.

[d]

Shell Creek Property (Dawson Mining District, Y.T.)

Pursuant to an Option Agreement dated January 1, 2003, the Company acquired the right to earn a 100% interest, subject to a 2% NSR Royalty, in 70 mineral claims in the Dawson Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]

$10,000 to be paid to cover certain expenditures (paid);

[ii]

a further $15,000 to be paid within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[iii]

a further $25,000 to be paid on or before January 1, 2004 (date extended by the Optionor);

[iv]

a further $30,000 to be paid on or before January 1, 2005;

[v]

a further $35,000 to be paid on or before January 1, 2006; and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 100,000 shares to be issued on or before July 1, 2003 (issued);

[iii]

a further 200,000 shares to be issued on or before January 1, 2004 (issued);

[iv]

a further 100,000 shares to be issued on or before January 1, 2005;

[v]

a further 100,000 shares to be issued on or before January 1, 2006;

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (date extended by the Optionor);

[ii]

$350,000 in aggregate before January 1, 2005;

[iii]

$650,000 in aggregate before January 1, 2006;

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

[e]

Heidi Property (Mayo Mining District, Y.T.)

The Company has entered into an Option Agreement on April 8, 2003 to acquire a 100% interest, subject to a 2% NSR Royalty, in the Heidi Mineral Claims located in the Mayo Mining District, Yukon Territory. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (date extended by the Optionor);

[ii]

a further $10,000 six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (date extended by the Optionor);

[iii]

a further $15,000 to be paid on or before January 15, 2004 (date extended by the Optionor);

[iv]

a further $15,000 to be paid on or before July 15, 2004;

[v]

a further $17,500 to be paid on or before January 15, 2005;

[vi]

a further $17,500 to be paid on or before July 15, 2005;

[vii]

a further $20,000 to be paid on or before January 15, 2006;

[viii]

a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

Share considerations to be made:

[i]

100,000 shares to be issued within five business days from the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares to be issued six months after the date of acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[iii]

50,000 shares to be issued on or before January 15, 2004 (issued);

[iv]

50,000 shares to be issued on or before July 15, 2004;

[v]

100,000 shares to be issued on or before January 15, 2005;

[vi]

100,000 shares to be issued on or before July 15, 2005;

[vii]

100,000 shares to be issued on or before January 15, 2006;

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005;

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price $2,000,000 and the right of first refusal on the remaining 50%.

[f]

Iron Horse Property (Osoyoos Mining District, B.C.)

The Company has entered into an Option Agreement on April 8, 2003 to acquire a 100% interest, subject to a 3% NSR Royalty, in the Iron Horse and Bolivar Mineral Claims, located in the Osoyoos Mining District, British Columbia. In order to exercise the option, the Company must pay $75,000 ($5,000 paid) and issue up to 300,000 shares (50,000 issued), in stages over a period of three years. The Company has the option to satisfy 50% of the cash payment obligations in the second and third year by issuing additional shares of the Company. Subsequent to year end, the Company terminated the option agreement in order to focus its resources on other properties. The expenditures incurred totalling $20,883 have been written-off as of March 31, 2004.

The following table represents exploration expenditures incurred during the year:

	Redford Property $	Albert Creek $	Antler Creek $	Shell Creek $	Heidi $	Iron Horse $	Total $

Assaying and sampling	–	–	–	229	65	–	294
Drafting, mapping and surveying	42	44	–	258	42,489	158	42,991
Drilling	48,099	–	–	–	–	–	48,099
Equipment storage, rental and maintenance	679	–	–	106	106	18	909
Filing and recording	1,404	–	–	1,000	–	1,367	3,771
Geological fees, wages and costs	5,203	100	100	256	375	–	6,034
Road building, clearing and flagging	1,724	–	–	–	–	–	1,724

	Redford Property $	Albert Creek $	Antler Creek $	Shell Creek $	Heidi $	Iron Horse $	Total $

Supervision and assistance [Note 7]	2,860	5,500	5,500	5,875	5,875	5,575	31,185
Travel	1,860	83	–	–	546	–	2,489
Wages and benefits	732	–	–	–	–	–	732
B.C. Mining Exploration Tax Credits [below]	(11,668)	(45)	(20)	–	–	(35)	(11,768)

	50,935	5,682	5,580	7,724	49,456	7,083	126,460

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying British Columbia mineral exploration expenditures incurred. The current year’s METC, totalling $11,768 has been accrued as at March 31, 2004.

6.

Share Capital

Authorized: 100,000,000 common shares without par value

	Number of shares	Value $

Issued as at March 31, 2002	4,247,520	3,225,941

Issued during 2003 for:

- flow-through	1,061,666	127,400
- non flow-through	988,334	118,600
Agents’ commissions	164,000	19,680
Share issue costs	–	(19,680)
Mineral property option payment	100,000	12,000
Debt settlement at $0.15 per share	427,532	64,130
Warrants exercised	900,000	90,000
Less subscriptions receivable (received subsequently)	–	(30,000)

Issued as at March 31, 2003	7,889,052	3,608,071

Allotted during 2003 for:

- cash flow-through (Note [d] below)	186,700	28,005

Issued and allotted as at March 31, 2003	8,075,752	3,636,076

Issued during 2004 for:

Mineral property option payments	940,000	103,000
Options exercised	312,000	62,400
Warrants exercised	315,424	57,717
Less subscriptions receivable (received subsequently)	–	(10,400)

Issued as at March 31, 2004	9,643,176	3,848,793

 [a]

Private placements

[i]

During the year the Company completed a private placement of 186,700 flow-through units at a price of $0.15 per unit for proceeds of $28,005. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.20 per share expiring May 22, 2004.

Pursuant to the flow-through shares issued, the Company was committed to spend $28,005 on Canadian Exploration Expenditures (“CEE”), which was spent during the year. A total of $28,005 of CEE was renounced in favour of subscribers effective December 31, 2003.

[ii]

During 2003, the Company completed a private placement of 1,061,666 flow-through units at a price of $0.12 per unit, and 988,334 non-flow-through units at a price of $0.12 per unit for gross proceeds of $246,000. Each flow-through unit consisted of one flow-through common share and one non-transferable share purchase warrant. Each non-flow-through unit consisted of one common share and one warrant. Each warrant entitled the holder to purchase one non-flow-through common share exercisable at a price of $0.17 per share expiring September 10, 2003.

Pursuant to the flow-through shares issued, the Company was committed to spend $127,400 on CEE which was spent between September 2002 and March 31, 2003. A total of $127,400 of CEE was renounced in favour of subscribers effective December 31, 2002.

[b]

Stock options

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2002	950,000	0.15
Granted	416,000	0.20
Cancelled	(950,000)	0.15

Outstanding, March 31, 2003	416,000	0.20
Granted	252,000	0.20
Exercised	(312,000)	0.20
Cancelled	(152,000)	0.20

Outstanding, March 31, 2004	204,000	0.20

Exercisable at end of year	204,000	0.20

Additional information regarding options outstanding as at March 31, 2004 is as follows:

	Outstanding			Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of shares	Weighted average exercise price $

0.20	204,000	0.7	0.20	204,000	0.20

During 2004, management adopted the provisions of CICA Handbook Section 3870, “Stock Based Compensation and Other Stock Based Payments”, as it relates to employee stock options. See Note 3 for a description of the effects of this change in accounting policy.

The total fair value of employee stock options granted during 2004 was $9,085 which was fully recognized. The weighted average grant date fair value of options granted during 2004 was $0.036 (2003 – 0.0567).

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2004	2003

Interest rate	3.11%	4.43%
Expected life (in years)	2	2
Expected volatility	36%	45%

The Company is required to disclose the pro forma effects on loss and loss per share as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans for any options granted, settled, or modified from April 1, 2002 to March 31, 2003. If this approach had been applied the Company’s loss and loss per share would have been as indicated below:

	2004 $	2003 $

Loss for the year ended
As reported	(147,619)	(101,904)
Pro forma	(147,619)	(125,491)
Basic and diluted loss per share
As reported	(0.02)	(0.02)
Pro forma	(0.02)	(0.02)

 [c]

Share purchase warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2002	1,000,000	0.10
Issued with private placement (Note 6[a][ii])	2,562,500	0.17
Exercised	(900,000)	0.10
Expired	(100,000)	0.10

Balance, March 31, 2003	2,562,500	0.17
Issued with private placement (Note 6[a][i])	186,700	0.20
Exercised	(315,424)	0.19
Expired	(2,383,576)	0.17

Balance, March 31, 2004	50,200	0.20

At March 31, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date

50,200	$0.20	May 22, 2004

7.

Related Party Transactions/Balances

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	2004 $	2003 $

Management fees paid to a company controlled by the President of the Company	30,000	30,000
Property supervision fees paid to the President of the Company	900	–
Property supervision fees paid to a company controlled by the President of the Company	30,000	30,000
Rent paid to a company with common officers and directors	7,800	6,000

	68,700	66,000

[b]

The amount of $1,983 (2003 - $5,880) due to the President of the Company is non-interest bearing, unsecured and due on demand.

[c]

The amount of $52,515 (2003 - $(362)) due to (from) a company controlled by the President of the Company is non-interest bearing, unsecured and due on demand.

[d]

The amount of $12,002 (2003 - $Nil) due to a company with common officers and directors is non-interest bearing, unsecured and due on demand.

[e]

See Note 5[b] and [c] for mineral property option agreements with related parties.

[f]

During 2003 the Company settled $64,130 of related party debt by issuing 427,532 common shares at $0.15 per share.

8.

Income Taxes

The Company has non-capital losses of $695,000 to carry forward to reduce future years taxable income, expiring as follows:

	$		$
2005	113,000	2009	89,000
2006	80,000	2010	105,000
2007	51,000	2011	119,000
2008	58,000

At March 31, 2004, the Company has cumulative Canadian Exploration Expenses of $582,000 which are deductible 100% against future years taxable income and have no expiry date.

Canadian Development Expenses of $893,000 are available at a rate of 30% each year for deduction against future years’ taxable income and have no expiry date.

Foreign Exploration and Development Expenses of $282,000 are available at a rate of 10% each year for deduction against future years’ taxable income and have no expiry date.

The Company follows the asset and liability method of accounting for income taxes. Future income taxes assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

9.

Subsequent Events

[a]

On April 23, 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for total proceeds of $450,000. One-half of the units are flow-through units. Each flow-through unit consists of one flow-through common share and one share purchase warrant. The other half of the units are non-flow through units with each unit consisting of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring April 22, 2004. The Company paid a finders’ fee of 120,000 common shares pursuant to this private placement. As at March 31, 2004, the Company had received $132,750 in subscriptions.

[b]

In April 2004, the Company completed staking an additional 150 claims on its Shell Creek Property.

[c]

On May 27, 2004, the Company granted 1,050,000 incentive stock options to certain employees, directors and consultants exercisable at $0.40 per share for a period of two years.

[d]

On April 15, 2004, the Company entered into an option agreement whereby the Optionee has the right to earn the Company’s 51% interest in the Albert Creek Property.

To earn this interest the Optionee is to issue 100,000 of its shares upon receipt of TSX Venture Exchange approval and incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005;

[ii]

$200,000 in aggregate on or before February 15, 2006; and

[iii]

$300,000 in aggregate on or before February 15, 2007.

10.

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The material differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

	2004 $	2003 $

Loss in accordance with Canadian GAAP	(147,619)	(101,904)
Deduct:
Unproven property interests and deferred expenditures incurred in the year and capitalized	(268,780)	(172,646)
Mineral properties written off	20,883	–
Stock based compensation	–	(11,302)

Loss in accordance with US GAAP	(395,516)	(285,852)

Loss per share (US GAAP)	(0.05)	(0.05)

	#	#

Weighted average shares outstanding (US GAAP)	8,640,000	6,160,000

10.

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

Statement of Cash Flows in Accordance with US GAAP

	2004 $	2003 $

Cash flows from operating activities

Loss in accordance with US GAAP	(395,516)0	(285,852)

Adjustments to reconcile loss to net cash used by operating activities

Amortization	197	394
Mineral properties paid for with shares	103,000	–
Stock-based compensation	9,085	11,302
Change in prepaid expenses	38	(38)
Change in accounts receivable	8,112	(104)
Change in accounts payable	79,660	(5,678)

	(195,424)	(279,976)

Cash flows from investing activities

Exploration advances	–	(14,182)
Redemption of property bond	–	2,500

	–	(11,682)

Cash flows from financing activities

Shares issued for cash	176,092	178,600
Advances from related parties	60,982	(24,349)
Funds committed for exploration	27,961	127,443

	265,035	281,694

Increase (Decrease) in Cash	69,611	(9,964)

Shareholders’ equity – Canadian GAAP	550,933	344,000

Option interests and deferred exploration expenditures	(558,424)	(310,527)

Shareholders’ equity (deficiency) – US GAAP	(7,491)	33,473

Option interests and deferred exploration expenditures – Canadian GAAP	558,424	310,527
Option interests and deferred exploration expenditures expensed per US GAAP	(558,424)	(310,527)

Option interests and deferred exploration expenditures – US GAAP	–	–

10.

Material Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP) (continued)

[i]

Under Canadian GAAP, companies have the option to defer exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point capitalized costs would be written off. Under US GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production. At this stage, the Company has not yet identified economically recoverable reserves on any of its interests. Accordingly, under US GAAP, all exploration costs incurred are expensed.

[ii]

The Company did not previously recognize stock-based compensation under Canadian GAAP up to March 31, 2003. Under US GAAP, had the Company elected to recognized stock-based compensation based on the estimated fair value of stock options granted, the Company would have recognized a stock-based compensation expense of $nil (2003 - $11,302).

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

                                                                          Page

1.  Articles of Incorporation/Bylaws as currently in effect:

      Incorporated by reference to the Registration Statement and Form 6-K’s

2.  Instruments defining the rights of holders of equity or debt securities being registered.

       --- Refer to Exhibit No. 1 ---

3.  Voting Trust Agreements:             No Disclosure Necessary

4.  Material Contracts:

       Incorporated by reference to the Registration Statement and Form 6-K’s

5.  Foreign Patents:                     No Disclosure Necessary

6.  Earnings Per Share Calculation:      No Disclosure Necessary

7.  Ratio of Earnings To Fixed Charges:  No Disclosure Necessary

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14.  Additional Exhibits:

       Incorporated by reference to the Registration Statement and Form 6-K’s

#

Exhibit 12.1

I, Seamus Young, Chief Executive Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of:   Logan Resources Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this

   Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d

   -15(f)) for the company and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,

      to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record,

       process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 28, 2004

Seamus Young

Chief Executive Officer

#

Exhibit 12.2

I, Judith T. Mazvihwa, Chief Financial Officer, certify that:

1. I have reviewed this Annual Report on Form 20-F of:   Logan Resources Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this

   Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d

   -15(f)) for the company and have:

  (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,

      to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

  (d) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record,

       process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 29, 2004

Judith T. Mazvihwa

Chief Financial Officer

#

EXHIBIT 13.1

Certification of Chief Executive Officer

Pursuant to 18 U.S.C. Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Logan Resources Ltd., a company organized under the British Columbia Company Act (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Seamus Young, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Seamus Young

Seamus Young, President/CEO/Director

Date: September 28, 2004

#

EXHIBIT 13.2

Certification of Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350,

as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Logan Resources Ltd., a company organized under the British Columbia Company Act (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Judith T. Mazvihwa, CFO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)  The Report fully complies with the requirements of section 13(a) or

          15(d) of the Securities Exchange Act of 1934; and

     (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Judith T. Mazvihwa

Judith T. Mazvihwa, CFO/Director

Date: September 29, 2004

#

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logan Resources Ltd.; SEC File No. 0-50737

Registrant

Dated: September 28, 2004  By /s/ Seamus Young____________________

                                  Seamus Young, President/Director

Dated: September 28, 2004  By /s/ Judith T. Mazvihwa_______________

                            Judith T. Mazvihwa, Director

#