Form 20-F
period 2005-03-31
LOGAN RESOURCES LTD
filed 2005-10-07
CIK 1288268

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL 2005 ENDED MARCH 31, 2005

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

789 West Pender Street, #570, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of issued and outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                  18,409,863

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Page 1 of xxx

Index to Exhibits on Page 55

LOGAN RESOURCES LTD.

FORM 20-F

ANNUAL REPORT

FISCAL 2005 ENDED MARCH 31, 2005

TABLE OF CONTENTS

Introduction                                                                 3

Glossary                                                                     4

PART I

Item 1.  Identity of Directors, Senior Management and Advisors              12

Item 2.  Offer Statistics and Expected Timetable                            12

Item 3.  Key Information                                                    12

Item 4.  Information on the Company                                         20

Item 5.  Operating and Financial Review and Prospects                       29

Item 6.  Directors, Senior Management and Employees                         32

Item 7.  Major Shareholders and Related Party Transactions                  40

Item 8.  Financial Information                                              42

Item 9.  The Offer and Listing                                              43

Item 10. Additional Information                                             47

Item 11. Quantitative and Qualitative Disclosures About Market Risk         52

Item 12. Description of Securities Other Than Equity Securities             52

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     53

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               53

Item 15. Controls and Procedures                                            53

Item 16. Reserved                                                           53

Item 16A.Audit Committee Financial Expert                                   53

Item 16B.Code of Ethics                                                     53

Item 16C.Principal Accountant Fees and Services                             54

Item 16D.Exemptions from the Listing Standards for Audit Committees         54

ITEM 16E.Purchases of Equity Securities by

         the Issuer and Affiliated Purchasers                               54

PART III

Item 17. Financial Statements                                               55

Item 18. Financial Statements                                               55

Item 19. Exhibits                                                           55

INTRODUCTION

Logan Resources Ltd. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Logan”, “we”, ” and “us” refer to Logan Resources Ltd. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 789 West Pender Street, Suite 570, Vancouver, British Columbia, Canada, V6C 1H2.  Our telephone number is 604-689-0299.

BUSINESS OF LOGAN RESOURCES LTD.

Logan Resources Ltd. (the “Company") is a mineral exploration company. Its main focus is on property acquisition and exploration.  The Company has interests in six mineral properties (gold/copper/silver/uranium) in British Columbia, Yukon Territory, and Saskatchewan, respectively: Albert Creek, Antler Creek, Redford, Shell Creek, Heidi, and Carswell properties.

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

-genic:  meaning suitable to or pertaining to, e.g. syngenic, meaning a ore deposit formed contemporaneously with the enclosing rocks

Geochemistry:  The measurement of trace elements in naturally occurring rocks, soils and stream sediments as a means of detecting mineralization.

Geochemical sampling:  a mineral exploration method whereby samples of soil, stream sediments, rocks, et. al. are collected in a systematic way and analyzed for a suite of elements.

Geological resources:  Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore. Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known.  A geological resource is sometimes referred to as a "mineral resource".

Geophysical:  relating to the physical properties, e.g. magnetic, seismic, et al of the earth and rock materials.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2005/2004/2003 ended March 31st were derived from the financial statements of the Company that have been audited by Manning Elliott, independent registered public accounting firm, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2002/2001 ended March 31st was derived from the audited financial statements of the Company; these financial statements are not included herein.

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

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

                                     Year     Year     Year     Year     Year

                                    Ended    Ended    Ended    Ended    Ended

                                3/31/2005  3/31/2004  3/31/03  3/31/02 3/31/01

CANADIAN GAAP

Sales Revenue                          $0       $0       $0       $0       $0

Loss From Operations                ($571)   ($148)   ($102)    ($89)    ($74)

Basic Loss per Share               ($0.03)  ($0.02)  ($0.01)  ($0.04)  ($0.01)

Dividends Per Share                 $0.00    $0.00    $0.00    $0.00    $0.00

Wtd. Avg. Shares (000)             13,693    8,640    5,811    3,220    2,169

Period End Shares (000)            16,592    9,643    8,076    4,248    2,194

-----------------------------------------------------------------------------

Working Capital (3)                   511      (79)     ($1)   ($110)   ($166)

Mineral Properties                  1,047      558      311      138      102

Capital Stock                       5,307    3,849    3,636    3,226    3,044

Shareholders’ Equity                1,556      551      344       36       57

Total Assets                        1,611      713      372      152      111

-----------------------------------------------------------------------------

US GAAP

Net Loss                          ($1,060)   ($396)   ($286)   ($125)

Loss per Share                     ($0.08)  ($0.05)  ($0.05)  ($0.04)

Mineral Properties                     $0       $0       $0       $0

Shareholders’ Equity                 $518      ($7)     $33    ($102)

Total Assets                         $564     $155      $61      $14__   ____

(1)  Cumulative Net Loss since incorporation through 3/31/2005 under US GAAP was ($5,058,327).

(2)  a) Under US GAAP, expenditures relating to exploration-stage properties are expensed in the period incurred.

b) Under US GAAP, during 2003, the Company recognized stock-based compensation based on the estimated fair value of stock options granted.  This adjustment was not necessary in 2004 or 2005.

(3)  Cash committed for the mineral exploration was reclassified as current for 2004. Under the new classification working capital deficit is $13,000

______________________________________________________________________________

______________________________________________________________________________

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

August 2005                                     1.20     1.22     1.19    1.20

July 2005                                       1.22     1.24     1.20    1.22

June 2005                                       1.24     1.26     1.23    1.24

May 2005                                        1.26     1.27     1.24    1.26

April 2005                                      1.24     1.26     1.21    1.23

March 2005                                      1.22     1.25     1.20    1.20

------------------------------------------------------------------------------

Fiscal Year Ended 3/31/2005                     1.28     1.40     1.18    1.21

Fiscal Year Ended 3/31/2004                     1.35     1.48     1.30    1.31

Fiscal Year Ended 3/31/2003                     1.38     1.60     1.51    1.47

Fiscal Year Ended 3/31/2002                     1.57     1.61     1.51    1.60

Fiscal Year Ended 3/31/2001                     1.51     1.58     1.45    1.60

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

Dependence Upon Key Management Employees

While engaged in the business of exploiting mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  The Company’s growth will depend on the efforts of its Senior Management, including its President/CEO, Seamus Young and its Corporate Secretary/CFO, Judith T. Mazvihwa.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance and there are no written agreements with them.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company (specifically, F. Charles Vickers, Clifford H. Frame, Peter F. Cummings, Judith Mazvihwa, and Seamus Young) are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources; refer to ITEM 6.A. for resumes.  As the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time.  Law requires the directors of the Company to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.  If not properly resolved, the Company could be placed at a disadvantage when considering which properties to acquire/explore and if/how to explore existing properties.

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

Need for Additional Financing to Finish Property Exploration/Development

The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to continue operations for the next 6 to 12 months depending on the level of exploration expenditures.  However, additional financing will be required to carry out current exploration plans for calendar 2006.  In the long term, further financing will be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

History of Losses

The Company has a history of losses: (571,209), ($147,619), ($101,904) and ($89,165) in Fiscal Years 2005/2004/2003/2002.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration properties.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares but the current authorized share capital is 100,000,000 common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.185 (low) to CDN$0.335 (high) during the period from 12/31/2004 to 09/30/2005, trading at $0.29 on 9/30/2005.  The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties.  The Company has interests in five mineral properties (gold/copper/silver) in British Columbia and the Yukon Territory, respectively: Albert Creek, Antler Creek, Redford, and Shell Creek and Heidi properties.  During Fiscal 2005, ended 3/31/2005 and the first three months of Fiscal 2006, the Company expended $488,999 and $210,114, respectively, on property acquisition/exploration.

The Company’s executive and registered office is located at:

  570 West Pender Street #789, Vancouver, British Columbia, Canada, V6C 1H2

  Telephone number is 604-689-0299

  Telephone number is 800-665-3772 (USA)

  Facsimile: 604-690-0288

  e-mail:  info@krl.net

  website: www.loganresources.ca

The contact person is:

  Seamus Young, President/CEO/Director.

The Company's fiscal year ends March 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol ”LGR”.

The Company has 100,000,000 common shares without par value authorized.  At 3/31/2005, the end of the Company's most recent fiscal year, there were 16,581,530 issued and outstanding.

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

In late 2001, the Company allowed the last four mineral claims representing 50 units (the Spanish Mountain Property) to lapse.

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

During the year the Company staked 2 claims covering an area of 7,604 hectares on the Carswell Dome Formation, Saskatchewan.

In March, 2005, pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell Property by paying $25,000 cash and issuing 200,000 of its shares (all in stages over a period of three years) and incurring a total of $300,000 in exploration expenditures, all in stages over a period of five years.

In April, 2005, pursuant to an option agreement dated April 15, 2004 and amended September 7, 2004, the Company granted an option to a third party to earn a 51% interest in the Albert Creek Property by issuing 150,000 of its shares and incurring a total of $300,000 in exploration expenditures, all in stages over a period of three years.

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

______________________________________________________________________________

Fiscal                                                Number of        Capital

Year   Nature of Share Issuance                          Shares         Raised

------------------------------------------------------------------------------

2000   Exercise of Warrants                      100,000 shares       $100,000

2001   Options Exercised                          10,000 shares         $7,500

       Shares for Property (1)                    40,000 shares        $20,000

2002   Private Placement                       1,000,000 Units         $50,000

       Shares for debt (1)                     1,053,400 shares       $131,678

2003   Private Placement                       2,050,000 Units        $246,000

       Agent Commissions (1)                     164,000 shares        $19,680

       Shares for Property (1)                   100,000 shares        $12,000

       Shares for Debt (1)                       427,532 shares        $64,130

       Exercise of Warrants                      900,000 shares        $90,000

2004   Private Placement                         186,700 Units         $28,005

       Shares for Property (1)                   940,000 shares       $103,000

       Exercise of Warrants                      315,424 shares        $57,717

       Options Exercised

                   312,000 shares        $62,400

2005   Private Placement                       6,326,036 Units      $1,364,841

       Exercise of Stock Options                 100,000 shares        $20,000

       Exercise of warrants                      188,000 shares        $37,600

       Shares for Property (1)                   250,000 shares        $62,500

       Agent Commissions (1)                      74,318 shares        $18,579

------------------------------------------------------------------------------

(1)  Deemed fair market value for shares issued.

______________________________________________________________________________

Capital Expenditures

Fiscal 2000:  $ 22,353, predominately for property acquisition/exploration

Fiscal 2001:  $ 27,317, predominately for property acquisition/exploration

Fiscal 2002:  $ 37,299, predominately for property acquisition/exploration

Fiscal 2003:  $186,828, predominately for property acquisition/exploration

Fiscal 2004:  $177,549, predominately for property acquisition/exploration

Fiscal 2005:  $483,308, predominately for property acquisition/exploration

Plan Of Operations

Source of Funds for Fiscal 2006

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any during the next year.  As of 3/31/2005, the Company had working capital of $510,848.  During the period April 1, 2005 to June 30, 2005, the Company issued 1,395,000 shares pursuant to the exercise of warrants, raising $279,000. (Of that amount $17,000 was receivable at 6/30/2005).  At 6/30/2005, the Company had 1,175,000 outstanding stock options with a weighted average exercise price of $0.38.  At 6/30/2004, the Company had 2,820,032 outstanding share purchase warrants with a weighted average exercise price of $0.38.  Since 06/30/2005 the Company issued a further 333,333 shares pursuant to a private placement raising $100,000 and granted 600,000 incentive stock options with an exercise price of $0.35.  The Company is continuing to seek new equity investments.

Use of Funds for Fiscal 2006

During Fiscal 2006, the Company estimates that it might expend $300,000 on general/administrative expenses (expense excluding gains, losses and write/offs and non-cash stock based compensation).  During Fiscal 2006, the Company estimates that it might expend $2,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Redford Property

The Company began Fiscal 2001 with only one property, the Redford Property, where it was conducting limited exploration, looking for gold.  These modest efforts continued through most of Fiscal 2004.  Diamond drilling was carried out on the Redford Property in March 2004. Six holes were drilled totaling 928.90 meters. Drill holes R-1-04 to R-4-04 and drill hole R-6-04 tested the strike and down-dip extensions of the Seamus Zone, the principal target on the property and drill hole R-5-04 tested the down-dip extension of the Walker Zone. The drill holes intersected intervals of albite- arsenic- gold mineralization with grades up to 1.18 g/t gold over 1.0 meters. Higher grades were obtained from previous surveys, up to 3.21g/t gold from feldspar- arsenopyrite alteration with quartz vein stockwork surrounding the drilled area.. Additional drilling is recommended on the Seamus Zone to test the down dip extension of the arsenic – gold- quartz vein mineralization.

As a result of the drill results management decided to expand the property and stake 20 additional claims (345 claim units). The Company now owns a total of 25 claims (432 claim units) and carried out a rock chip sampling program. This program identified copper– cobalt – gold +/- magnetite skarn showings scattered throughout the northwestern part of the property including the magnetite skarn at the Brynnor Mine and the Tony showing.   The massive sulphide Tony showing and surrounding skarn showings are at the center of an airborne magnetic high of similar size and intensity of that over the Brynnor Mine.  The recent chip sampling of the Tony showing returned 5 meters grading 0.559% copper, 0.0464 % cobalt and 0.164 g/t gold.

Copper – platinum – palladium mineralization hosted by the Karmutsen volcanics occurs over an area of 3 kilometers by 1 kilometer in the northwestern part of the Redford property and grab samples returned up to 1599 ppm copper and up to 13 ppb Pt and up to 38 ppb Pd. Additional trenching, IP and magnetometer surveys are recommended at and in the vicinity of the Tony showing to test the potential for a major copper – cobalt – gold +/- magnetite deposit in the area followed by diamond drilling if warrented.  Total budget for both programs is $400,000.00 (David J. Bridge, MASc, P.Geo).

Logan Resources Ltd. is also seeking a joint venture partnership for the Redford property.

Antler Creek Property

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

Albert Creek Property

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

With neither of its two Fiscal 2001 property acquisitions seeming to provide significant production opportunities, the Company acquired three additional exploration properties in January 2003 and April 2003, the Shell Creek Property, the Heidi Mineral Claims, and the Iron Horse Claims (The Iron Horse property option agreement between Logan Resources Ltd. and Rich River Exploration Ltd. was terminated on April 24, 2004).

Shell Creek Property

The Shell Creek Property has been the subject of preliminary rock sampling that was inconclusive.  Follow-up bulk sampling of the quartz veins, soil sampling, mapping, trenching, and magnetometer/soil surveys have revealed potential drill targets. An extensive exploration program is planned for the Shell Creek Property for Summer 2005.

Logan Resources Ltd. increased the size of its Shell Creek property by 418 claims from the initial 70 claims acquired in accordance with an option agreement dated January 1, 2003. The Shell Creek property now consists of 488 claims and covers an area of 98km2.

In the current year an extensive silt sampling program was carried out on all the creeks on the property. Approximately 95 silt samples were collected over a 14km by 12km area. The samples were sent to Acme Labs for analysis which consisted of 30 multi- element ICP. The results from this analysis indicated a 12km long gold/ copper anomaly.

A mapping and rock chip sampling program was carried out at the same time as the silt sampling program. The mapping and the assay results from the rock chip samples was successful in identifying the source and setting of the visible gold previously identified in quartz float on the property.

The recommended exploration program for 2005 includes airborne magnetic survey, an induced polarization survey, a gravity survey and more geological mapping and sampling. Subsequent to March 31, 2005, the first stage of the recommended work program has been completed and we are currently waiting for results.

Subsequent Logan Resources Ltd. increased the size of its Shell Creek property by over 80 claims and the property now comprises 578 mineral claims.

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

Induced Polar (IP) and Magnetic (mag) surveys were carried out in August- September 2003. The IP covered an area of 1.5 km2 (6 lines, each 1 km long and 100 m line spacing) and the mag survey covered an area of 3.25 km2 (23 lines, each approximately 1,4km long and 100 m line spacing). The IP survey identified 3 main parallel zones which are possibly connected forming a tight “S” fold. The correlation between the IP and mag anormalies shows that the IP anormalies are open to the west, east and north.

Logan Resources Ltd. carried out a two day field evaluation program, in August 2004. The program focused on examining and sampling trenches dug on the discovery zone and other selected mineralized zones. A total of 19 rock chip samples were collected and sent for assay. The results show the presence of anomalous arsenopyrite in samples containing elevated gold values (Gold values in the rock chip samples ranged from 1.62g/t Au to 19.87g/t Au).

The magnetic and Induced Polarization (IP) geophysical anomalies were compiled with soil geochemistry anomalies to help the property evaluation.  The IP and soil survey anomalies overlap.

Work carried out on the Heidi Property by Logan Resources Ltd. and previous operators has identified potential drill targets. The property is now drill ready, and an extensive diamond drill program is planned when funds are available.

The Company is seeking a joint venture partnership for this property.

_____________________________________________________________________ _ ______

                                   Antler   Albert    Shell            (1)Iron

                          Redford  Creek     Creek    Creek     Heidi    Horse

ACQUISITION COSTS

 Balance 3/31/2000         $3,167      $0       $0

  Incurred during FY2001      --- $10,000  $10,000

 Balance 3/31/2001         $3,167 $10,000  $10,000

  Incurred during FY2002      ---   6,773      ---

 Balance 3/31/2002         $3,167 $16,773  $10,000

  Incurred during FY2003      ---  12,000      ---

 Balance 3/31/2003         $3,167 $28,773   10,000       $0        $0       $0

  Incurred during FY2004   $1,520      $0  $24,000  $63,000   $40,000  $13,800

  Written off                  $0      $0       $0       $0        $0 $(13,800)

 Balance 3/31/2004         $4,687 $28,773  $34,000  $63,000   $40,000       $0

  Incurred during FY2005  $27,601      $0       $0 $156,275   $98,951       $0

 Balance 3/31/2005        $32,288 $28,773  $34,000 $219,775  $138,951       $0

-------------------------------------------------------------------------------

EXPLORATION COSTS

 Balance 3/31/2000        $51,147      $0       $0

  Incurred during FY2001    7,672   9,601   20,044

 Balance 3/31/2001        $58,819  $9,601  $20,044

  Incurred during FY2002    8,544   6,097   18,003

 Balance 3/31/2002        $67,363 $15,698  $38,047       $0

  Incurred during FY2003    6,757   6,628  117,826   16,268

 Balance 3/31/2003        $74,120 $22,326 $155,873  $16,268        $0        $0

  Incurred during FY2004 $ 50,935  $5,580   $5,682   $7,724   $49,456    $7,083

  Written off                  $0      $0       $0       $0        $0   $(7,083)

 Balance 3/31/2004       $125,055 $27,906 $161,555  $23,992   $49,456        $0

Incurred during FY2005   $122,640    $500     $937  $83,589   $11,207    $1,285

 Adjustment to METC Claims 12,348    $493  $21,566       $0  $(10,895)      $35

 Recovered through option      $0      $0 $(36,000)   $(213)       $0

 Written off - returned        $0      $0       $0       $0        $0   $(1,320)

Balance 3/31/2005        $260,043 $28,899 $148,058 $107,368   $49,768        $0

________________________________________________________________________________

(1)

Property written off.

United States vs. Foreign Sales/Assets

During Fiscal 2005/2004/2003/2002/2001, the Company generated no sales revenue.

At 3/31/2005, 3/31/2004, 3/31/2003 and 3/31/2002, all assets were located in Canada.

4.C. Organization Structure

Logan Resources Ltd. (the “Company”) was incorporated on 6/26/1978 in the Province of British Columbia, Canada.  The Company has no subsidiaries.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 1,500 sq. ft. at 789 West Pender Street, #570, Vancouver, British Columbia, Canada V6C 1H2.  The Company began occupying these facilities in April 2005.  Monthly rent is $1,821.11.

Figure No.1

Mineral Properties Map

British Columbia

Mineral Map

Carswell Dome

Logan Resources Ltd.
Carswell Formation
Athabaska Basin, Saskatchewan
S # 107580 and 107581
7,604 Hectares; (18,789 Acres)
LGR
Cluff Lake
Uranium Mine
(past producer)
Uranium
Mineral
Occurrence
Carswell
Formation
Athabaska
Basin
Saskatchewan
0
5
10
kilometres
220000 mE
230000 mE
240000 mE
250000 mE
260000 mE
6510000 mN
6500000 mN
6490000 mN
6480000 mN

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

Albert Creek Property

British Columbia, Canada

Silver/Zinc/Lead/Cadnium Exploration

Acquisition Details

On 9/15/2000, the Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% NSR Royalty, in eleven mineral claims from two individuals, one being the President of the Company.  This option is exercisable in three stages.  The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 common shares at $0.10 per share) and incurring $75,000 of exploration expenditures.  To exercise the second stage (24%) the Company issued 240,000 common shares and incurred a further $150,000 of exploration expenditures by 9/26/2003 (done).  To exercise the third stage (25%) the Company must issue a further 360,000 shares by 9/26/2007.  The Company will retain the right to acquire a 1% NSR Royalty by paying $1,000,000 to the optionors.

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

Carswell Dome Uranium Property

SasYukon Territory, Canada

Gold/Copper Exploration

Acquisition Details

Logan Resources Ltd. staked 2 claims on the Carswell Dome Formation, Athabaska Basin, Saskatchewan, covering an area of 7,604 hectares (18,789 acres). The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 15, 2005, ESO Uranium Corp. must do the following to earn a 50% interest in mineral claims:

•

paying $25,000 (paid)

•

issue up to 200,000 of its common shares (100,000 shares issued)

•

fulfilling a work commitment of $300,000 on the property over 3 years.

Property Description/Location/Access

The property is located on the Carswell Dome Formation on the Athabasca Basin of Saskatchewan, adjacent to Cluff Lake Mine boundary and less than 7km from the uranium deposits.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 3/31/2005, 3/31/2004, 3/31/2003, and 3/31/2002 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

Operating Results

Fiscal 2005 Ended 3/31/2005 versus Fiscal 2004

During the year, the Company raised a gross amount of $1.42 million from private placements, warrants exercised and options exercised.  $295,000 was spent on property option payments and new property acquisitions.  $223,000 was spent on mineral exploration.  Administration expenses amounted to $341,000 (calculated as total expenses less option gains, write-offs and write-downs and stock based compensation).

Net loss in the current year was $571,209 compared to $147,619 in the prior year.  Most expense categories increased due to increased activity by the Company following its successful financing efforts.  Significant line item changes were as follows:

•

Administration salaries were up from $nil to $88,225 due to the hiring on a shared basis of a receptionist, accountant and land/legal administrator.

•

Investor relations costs were up from $22,389 to $51,338 due to increased use of consultants.

•

Legal fees were up from 14,707 to 33,900 due to general increased activity in the company including regulatory matters, property option contracts and acquisitions, registration with the SEC and general legal advice.

•

Office rent increased from $16,023 to $37,491 due to expansion of premises.

•

Stock-based compensation increased from $9,085 to $265,943 due to increased grants of stock options to employees and consultants.  This expense is entirely non-cash.

•

Travel and promotion increased from $6,208 to $57,739 due to increased efforts to raise capital and promote awareness of the company.  This year the Company participated in the, the New York Gold Show, the New Orleans Investor Conference, the Yukon Geoscience forum, the San Francisco Investor Show, the Vancouver Investment Conference and the Prospectors and Developers Conference, whereas last year only 2 conventions were attended.

The gain on property option represents the excess of the value of shares and cash received during the year pursuant to the optioning of 50% of the Company’s interest in the Carswell property, over the Company’s cost of acquisition and exploration on the property.

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

Administration costs rose 14% to $101,904 in Fiscal 2003, versus $89,165 in Fiscal 2002 and $74,355 in Fiscal 2001.  The largest component of operating expenses for all three periods was management fees of $30,000 for the Company’s President/CEO/Director.  Legal fees rose 52% in Fiscal 2003 to $24,609 following a doubling in Fiscal 2002; the increases resulted from generally increased corporate activity, property acquisitions, and financings. Transfer Agent and regulatory expenses rose 28% during Fiscal 2003 to $16,203 as a result of numerous stock certificate issuances.  Office/rent expenses were $12,000 for both Fiscal 2003 and Fiscal 2002 versus $nil in Fiscal 2001 (when the Company had very limited funds).

The Net Loss rose to ($101,904) in Fiscal 2003 from ($89,165) in Fiscal 2002 and ($74,355) in Fiscal 2001.  Net Loss Per Shares was ($0.01) all three years, adjusted for the January 2002 1-for-5 stock consolidation.

Liquidity and Capital Resources

Fiscal 2005 Ended 3/31/2005

As at March 31, 2005, the Company had working capital of $510,848.  This includes flow-through share funds which are committed to mineral exploration in Canada.  Details of amounts raised through share issuances are found in note [6] to the financial statements. Since the year end, the Company has raised an additional $279,000 through the exercise of warrants and $100,000 pursuant to a private placement.  In the longer term, in order to continue operations, and in particular, to fund the expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital.  The Company plans to do this through private placements and public offerings.

The Shell Creek, Heidi and Albert Creek properties are held under option agreements.  Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these requirements are listed in the notes to the financial statements.

At the date of this report, all payments on the above 3 options were up to date.  Extensions have been received for all exploration expenditure commitments that have not yet been met.

The Albert Creek, Antler Creek, Carswell and Redford properties have no further payment requirements, beyond the standard assessment exploration, to stay in good standing.  The 75% interest now held in the Albert Creek property can be increased by a further issue of shares at the option of the Company (see notes to financial statements).

Pursuant to various flow-through share agreements, the Company was committed, as at March 31, 2005, to incur a further $235,056 of Canadian Exploration Expenditures during calendar 2005.  These expenditures have been made as of the date of this report.

Management expects to fund the above commitments and keep the properties in good standing from current cash reserves and through future private placements and public offerings.

Fiscal 2004 Ended 3/31/2004

As at March 31, 2004, the Company had a working capital deficit of $12,688 This includes flow-through share funds which are committed to mineral exploration in Canada. During this year, the Company acquired three new exploration properties, expending $39,320 and issuing 700,000 common shares: the Shell Creek Property, the Heidi Property, and the Iron Horse Property.  An additional 240,000 common shares were issued pursuant to a September 2000 agreement for acquisition of the Albert Creek Property.  Exploration efforts were conducted on all properties, expending $126,460 during the year.

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

5.G.  Safe harbor.

      --- No Disclosure Necessary ---

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

September 30, 2005

__________________________________________________________________________________

__________________________________________________________________________________

                                                                     Date of First

                                                                       Election or

Name                          Position                         Age     Appointment

----------------------------------------------------------------------------------

F. Charles Vickers (1)(2)     Director                          56      June 2005

Peter F. Cummings (1)(3)      Director                          48      March 2004

Judith T. Mazvihwa (1)(3)(4)  Director/Chief Financial Officer/ 30

Sept 2003

      Corporate Secretary

Clifford H. Frame (5)         Director

 July 2005

Seamus Young (3)(6)           Director/President/CEO            65        May 1991

----------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Resident/Citizen of Texas, US.

(3)  Resident/Citizen of British Columbia, Canada.

(4)  She spends about half of his time on the affairs of the Company.

(5)  Resident/Citizen of Ontario, Canada

(6)  He spends about half of his time on the affairs of the Company. __________________________________________________________________________________

__________________________________________________________________________________

Clifford H. Frame is a professional engineer with 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia and Indonesia. Mr. Frame has outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups. He has a strong background in all aspects of mine exploration, development and operation.

F. Charles Vickers is the president of Greyling Investments, Inc. which is a major shareholder in the Company as well as a number of other junior resource companies in Canada.  Mr. Vickers was the Chairman and President of Troutline Investments Inc. until April of 2004 when Troutline successfully merged with three oil and gas companies to become Innova Energy Ltd. (“Innova”). Mr. Vickers continues to serve as a director of Innova.  Innova has grown from an initial market capitalization of’ $67 million to a current market valuation of almost $200 million. Mr. Vickers has 30 years of experience with resource based companies.

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

Seamus Young is a mining engineer/prospector with forty years experience.  Since 1983, he has been an Officer/Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

(George Anderson resigned from the Board of Directors July 18, 2005.)

(Charles D. Mooney did not stand for re-election at the Company’s Annual General Meeting held September 28, 2005).

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

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2005 ended 3/31/2005 was $118,400, consisting of: $30,300 as a management and administration fee paid (or accrued) to T-Bags Management Inc., a private company controlled by the President/Director, Seamus Young; $33,300 paid or accrued to the aforesaid T-Bags Management Inc. for property exploration supervision by the President/Director, Seamus Young; $28,800 paid to the CFO/Director, Judith Mazvihwa and $26,000 paid to the Corporate Secretary, Robert Lewis (resigned Sept. 23, 2005).

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

Table No. 7

Stock Option Grants in Fiscal 2005 Ended 3/31/2005

__________________________________________________________________________________

__________________________________________________________________________________

                               Percentage               Market Value of Securities

                          Number       of   Exer.               Underlying Options

                              of    Total  Price                           on Date

                         Options  Options    Per      Grant      Exp’r    of Grant

Name                     Granted  Granted  Share       Date       Date   Per Share

----------------------------------------------------------------------------------

Judith Mazvihwa          150,000      11%   $0.40  5/27/2004   5/27/2006      $0.29

Seamus Young             200,000      15%  $0.40  5/27/2004   5/27/2006      $0.29

Peter F. Cummings        150,000      11%   $0.40  5/27/2004   5/27/2006      $0.29

Charles D. Mooney        150,000      11%  $0.35  7/19/2005   7/19/2007     $0.29

George Anderson

 150,000

  11%

Management Total         800,000    60%

Consultants/Others (1)   550,000    41%

Total                   1,350,000   100%

----------------------------------------------------------------------------------

  Options were vested upon granting.

__________________________________________________________________________________

__________________________________________________________________________________

Table No. 8 gives certain information concerning stock option exercises during Fiscal 2005 Ended 3/31/2005 by our Senior Management and Directors.  It also gives information concerning stock option values.  During Fiscal 2005, 100,000  stock options in aggregate were exercised.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2005

Fiscal Yearend Unexercised Stock Options / Stock Option Values

Senior Management/Directors

_________________________________________________________________________________

_________________________________________________________________________________

                                                             Value of Unexercised

                 Number of                       Number of           In-the Money

                    Shares             Unexercised Options             Options at

                  Acquired               at Fiscal Yearend         Fiscal Yearend

                        on      Value         Exercisable/           Exercisable/

Name              Exercise   Realized        Unexercisable          Unexercisable

---------------------------------------------------------------------------------

Judith T. Mazvihwa 100,000    $55,000             nil/nil               $nil/nil

 100,000    $55,000

_________________________________________________________________________________

_________________________________________________________________________________

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: F. Charles Vickers, Peter F. Cummings, and Judith T. Mazvihwa.  The Audit Committee intends to meet at least four times during Fiscal 2006.

Due to the passing into law, of the new British Columbia Business Corporations Company Act in 2004, the Company revised its articles (attached as an exhibit). All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

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

6.D.  Employees

As of 9/30/2005, the Company had five employees, including the Senior Management.  As of 3/31/2004 and 3/31/2003, there were five and four employees (including the Senior Management), respectively.  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 9 lists, as of 9/30/2005, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 8 shows the only persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   Seamus Young (1)                                 2,256,889     9.69%

Common   Judith Mazvihwa (2)                                150,000      0.64%

Common   Peter Cummings (3)                                 271,090      1.16%

Common   F. Charles Vickers (4)                            3,333,334    14,31%

Common   Clifford H. Frame   (5)

 833,000

 3.58%

Total Directors/Management/5% Holders                     6,844,313     29.39%

------------------------------------------------------------------------------

(1) 200,000 represent currently exercisable stock options

     25,000 represent currently exercisable warrants

    777,532 are held by Donegal Development Ltd, a private company controlled by Mr. Young.

    4,000 are held by T-Bags, a private company controlled by Mr. Young.

(2) 150,000 represent currently exercisable stock options.

(3)  150,000 represent currently exercisable stock options

      46,090 Held in RRSP retirement accounts

      75,000 Indirect ownership

(4)  1,666,667 represent currently exercisable warrants

(5) 500,000 represent currently exercisable stock options

# Based on fully diluted 23,288,228 common shares outstanding on

9/30/2005; and share

     purchase warrants and stock options held by each beneficial holder exercisable within sixty days.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 9/30/2005, as well as the number of options granted to Directors and all employees as a group.

Table No. 10

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                         Number of Shares of    CDN$

                                      Common    Exer.       Grant      Expir’n

Name                                   Stock    Price        Date         Date

Seamus Young                         200,000    $0.40   5/27/2004    5/27/2006

Clifford H. Frame                    500,000     0.35   7/19/2005    7/19/2007

Judith Mazvihwa                      150,000     0.40   5/27/2004    5/27/2006

Peter Cummings                       150,000     0.40   5/27/2004    5/27/2006

Total Officers/Directors           1,000,000

Total Employees/Consultants          725,000

Total Officers/Directors/Etc.      1,725,000

______________________________________________________________________________

______________________________________________________________________________

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

______________________________________________________________________________

                                       Shares     Shares     Shares     Shares

                                        Owned      Owned      Owned      Owned

                                    3/31/2005  3/31/2004  3/31/2003  3/31/2002

------------------------------------------------------------------------------

Seamus Young                        2,031,889  1,597,889  1,821,389    821,357

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership. On 9/30/2005, the Company’s shareholders’ list showed 18,409,863 common shares outstanding, with 52 registered shareholders.  41 of these shareholders were U.S. residents, holding 1,670,143 common shares (representing about 9% of the issued/outstanding shares) and 168 registered shareholders were resident in Canada, holding 16,739,720 common shares (91%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 133 (500) beneficial owners of its common shares.

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

Funds Owing to/from Seamus Young, President/Director

At 3/31/2005 and 3/31/2004, respectively, $14,732 and $54,498 was owing to Mr. Young or companies controlled by him and was included in accounts payable. These amounts are unsecured, non-interest bearing and due on demand.

Funds Owing from Judith Mazvihwa, CFO/Corporate Secretary/Director

The amount of $20,000 was accrued and remains due from Judith Mazvihwa, at September 30, 2005, for shares issued during the fiscal year ended 3/31/05, pursuant to the exercise of an option. The amount is non-interest bearing, unsecured and due on demand.

Indirect Payments to Seamus Young, President/Director

During Fiscal 2005/2004, respectively, $63,600, $60,900, was paid to private company controlled by Mr. Young as management fees and for supervision of properties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott, independent registered public accounting firm, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2005/2004/2003 Ended March 31st

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

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

9/30/2005

310,500

     $0.29

 $0.19    $0.29

8/31/2005                           174,545           0.32    0.20     0.20

7/31/2005                           158,050           0.32    0.215    0.27

6/30/2005                           317,710           0.30    0.215    0.235

5/31/2005                           181,200           0.22    0.185    0.19

4/30/2005                           362,977           0.255   0.20     0.20

3/31/2005                           481,865           0.26    0.20     0.225

------------------------------------------------------------------------------

Quarterly

 3/31/2005

1,017,798

       $0.30   $0.20   $0.225

12/31/2004

2,397,487

       $0.38   $0.165

$0.22

 9/30/2004

1,091,406

 $0.55   $0.20    $0.23

 6/30/2004                          2,877,200          $0.63   $0.29     $0.42

 3/31/2004                          3,713,600           0.51    0.10      0.50

12/31/2003                            748,800           0.15    0.07      0.09

 9/30/2003                            117,300           0.13    0.07      0.07

 6/30/2003                             63,000           0.14    0.11      0.11

 3/31/2003                             14,100           0.10    0.07      0.09

12/31/2002                            126,300           0.16    0.05      0.12

 9/30/2002                              7,800           0.07    0.06      0.06

 6/30/2002                            101,860           0.15    0.10      0.10

------------------------------------------------------------------------------

Yearly

 3/31/2004                            330,167          $0.51   $0.14     $0.50

 3/31/2003                             48,000           0.12    0.10      0.10

 3/31/2002                             14,200           0.13    0.12      0.12

 3/31/2001                              7,000           0.30    0.25      0.25

 3/31/2000                             17,800           0.50    0.45      0.45

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

Stock Options

Refer to ITEM 6.E. and Table No. #7 for additional information.

Warrants

Table No. 10 lists, as of 9/30/2005, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants.  As of 9/30/2005, the Company was aware of 34 holders of its 3,153,365 warrants.  These warrants are non-transferable.

Table No. 10

Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still           Exercise Price             Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

 10/13/2004   1,053,365    1,053,365        $0.35   $0.35            4/13/2006

 10/25/2004     100,000      100,000        $0.35   $0.35            4/25/2006

 2/02/2005    1,666,667    1,666,667        $0.40   $0.40             2/3/2006

 8/15/2005     333,333       333,333        $0.40   $0.40            8/15/2006

_____________________________________________________________________________

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Markets

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

10.A.6.  History of Share Capital

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

The Company is incorporated under the laws of British Columbia and is governed under the BC Business Corporations Act (“The Act”). The Company was originally incorporated as a specially limited company, but under a special resolution passed May 20, 1992, the Company was changed to a limited company under the Company Act.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 3/31/2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Peter Cummings, CA qualifies as an “audit committee financial expert” serving on its audit committee and that Mr. Cummings is independent, under applicable definitions.  The Company’s Audit Committee consists of two independent directors and the Corporate Secretary of the Company, all of whom are both financially literate and very knowledgeable about the Company’s affairs.

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

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott to the Company were:

______________________________________________________________________________

Fiscal Year ended March 31, 2005 and 2004          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2005            2004

------------------------------------------------------------------------------

Audit Fees                                             $14,000          $6,975

Audit Related Fees                                          $0              $0

Tax Fees (1)                                            $3,000            $500

All Other Fees                                              $0           _  $0

Total                                                  $17,000          $7,475

______________________________________________________________________________

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

Audited Financial Statements

 Auditor's Report, dated 7/29/2005

 Balance Sheets at 3/31/2005 and 3/31/2004

 Statements of Operations and Deficit

 for the fiscal years ended 3/31/2005, 3/31/2004 and 3/31/2003

 Statements of Cash Flows

   for the fiscal years ended 3/31/2005, 3/31/2004 and 3/31/2003

 Notes to Financial Statements

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

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a).......xxx

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code      xxx

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

Logan Resources Ltd.; SEC File No. 0-50737

Registrant

Dated: October 5, 2005  By /s/ Seamus Young____________________

                            Seamus Young, President/Director

Dated: October 5, 2005  By /s/ Judith T. Mazvihwa_______________

                            Judith T. Mazvihwa, Director