Form 20-F
period 2006-03-31
LOGAN RESOURCES LTD
filed 2006-10-20
CIK 1288268

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT

FISCAL 2006

ENDED MARCH 31, 2006

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

1066 West Hastings Street, #1640, Vancouver, British Columbia, Canada  V6E 3X1

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

31,983,863

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

Item 17 xxx   Item 18 ___

Index to Exhibits on Page 69

LOGAN RESOURCES LTD.

FORM 20-F

ANNUAL REPORT

FISCAL 2006

ENDED MARCH 31, 2006

TABLE OF CONTENTS

Introduction                                                                 3

Glossary                                                                     4

PART I

Item 1.  Identity of Directors, Senior Management and Advisors              12

Item 2.  Offer Statistics and Expected Timetable                            12

Item 3.  Key Information                                                    12

Item 4.  Information on the Company                                         20

Item 5.  Operating and Financial Review and Prospects                       38

Item 6.  Directors, Senior Management and Employees                         45

Item 7.  Major Shareholders and Related Party Transactions                  53

Item 8.  Financial Information                                              55

Item 9.  The Offer and Listing                                              56

Item 10. Additional Information                                             65

Item 11. Quantitative and Qualitative Disclosures About Market Risk         65

Item 12. Description of Securities Other Than Equity Securities             65

PART II

Item 13. Default, Dividend Arrearages and Delinquencies                     66

Item 14. Material Modifications to the Rights of

         Security Holders and Use of Proceeds                               66

Item 15. Controls and Procedures                                            66

Item 16. Reserved                                                           66

Item 16A.Audit Committee Financial Expert                                   66

Item 16B.Code of Ethics                                                     66

Item 16C.Principal Accountant Fees and Services                             67

Item 16D.Exemptions from the Listing Standards for Audit Committees         67

ITEM 16E.Purchases of Equity Securities by

         the Issuer and Affiliated Purchasers                               67

PART III

Item 17. Financial Statements                                               68

Item 18. Financial Statements                                               69

Item 19. Exhibits                                                           69

INTRODUCTION

Logan Resources Ltd. is organized under the laws of British Columbia, Canada.  In this Annual Report, the “Company”, “Logan”, “we”, ” and “us” refer to Logan Resources Ltd. (unless the context otherwise requires).  We refer you to the actual corporate documents for more complete information than may be contained in this Annual Report.  Our principal corporate offices are located at 1066 West Hastings Street, Suite 1640, Vancouver, British Columbia, Canada, V6E 3X1.  Our telephone number is 604-689-0299 and our fax number 604-689-0288.

BUSINESS OF LOGAN RESOURCES LTD.

Logan Resources Ltd. (the “Company") is a mineral exploration company. Its main focus is on property acquisition and exploration.  The Company has interests in seven mineral properties (gold/copper/silver/uranium) in British Columbia, Yukon Territory, and Saskatchewan, respectively: Albert Creek, Antler Creek, Redford, Shell Creek, Heidi, Cheyenne, and Carswell properties.

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

Proterozoic:  Rocks formed between 1 and 2.2 billion years ago. The second oldest geological period after Archaean.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         --- No Disclosure Necessary ---

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006/2005/2004 ended March 31st were derived from the financial statements of the Company that have been audited by Manning Elliott LLP, independent registered public accounting firm, as indicated in their audit report which is included elsewhere in this Annual Report.  The selected financial data of the Company for Fiscal 2003/2002 ended March 31st was derived from the audited financial statements of the Company; these financial statements are not included herein.

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

Selected Financial Data

(CDN$ in 000, except per share data)

______________________________________________________________________________

______________________________________________________________________________

Year Year     Year     Year     Year
Ended Ended    Ended    Ended    Ended

                               3/31/2006 3/31/2005 3/31/2004 3/31/03  3/31/02

CANADIAN GAAP

Revenue

$0

     $0       $0       $0       $0

Net Loss

($180)   ($571)   ($148)   ($102)    ($89)

Basic Loss per Share

($0.01)  ($0.03)  ($0.02)  ($0.01) ($0.04)

Dividends Per Share                  $0.00    $0.00    $0.00    $0.00    $0.00

Wtd. Avg. Shares (000)              18,757   13,693    8,640    5,811    3,220

Period End Shares (000)             21,582   16,582    9,643    8,076    4,248

-----------------------------------------------------------------------------

Working Capital (3)                    559     511      (13)     (-)     (110)

Mineral Properties                    1,704   1,047      558      311      138

Capital Share                         6,193   5,307    3,849    3,636    3,226

Shareholders’ Equity                  2,299   1,556      551      344       36

Total Assets                          2,480   1,611      713      372      152

-----------------------------------------------------------------------------

US GAAP

Net Loss                           ($836)  ($1,060)   ($396)   ($286)   ($125)

Loss per Share                     ($0.06)  ($0.08)  ($0.05)  ($0.05)  ($0.04)

Mineral Properties                     $0       $0       $0       $0      $0

Shareholders’ Equity                 $941     $519     ($7)     $33   ($102)

Total Assets                       $1,072     $564     $155     $61     $14__

(1)  Cumulative Net Loss since incorporation through 3/31/2006 under US GAAP was ($5,894,255).

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

Table No. 2

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

                                             Average     High     Low    Close

------------------------------------------------------------------------------

August 2006                                     1.12     1.12     1.12    1.12

July 2006                                       1.13     1.13     1.12    1.13

June 2006                                       1.11     1.12     1.11    1.11

May 2006                                        1.11     1.11     1.11    1.11

April 2006                                      1.14     1.15     1.14    1.14

March 2006                                      1.16     1.16     1.15    1.16

------------------------------------------------------------------------------

Fiscal Year Ended 3/31/2006                     1.19     1.20     1.19    1.19

Fiscal Year Ended 3/31/2005                     1.28     1.40     1.18    1.21

Fiscal Year Ended 3/31/2004                     1.35     1.48     1.30    1.31

Fiscal Year Ended 3/31/2003                     1.38     1.60     1.51    1.47

Fiscal Year Ended 3/31/2002                     1.57     1.61     1.51    1.60

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Company is Incorporated in Canada, which has Different Laws

The articles of the Company and the laws of British Columbia are different from those typical in the United States.  The typical rights of investors in Canadian companies differ modestly from those in the United States; refer to the relevant sections which are discussed in Section 9.A.5 and Section 10.B of this Annual Report.  Such differences may cause investors legal difficulties.

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

Need for Additional Financing to Finish Property Exploration/Development

The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to continue operations for the next 6 to 12 months depending on the level of exploration expenditures.  However, additional financing will be required to carry out current exploration plans for calendar 2007.  In the long term, further financing will be required to continue exploration and to develop the mineral properties identified and to place them into commercial production.  The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the lease of assets, debt financing, equity financing or other means.  Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties.  Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

History of Losses

The Company has a history of losses: (179,610), (571,209), ($147,619), ($101,904) and ($89,165) in Fiscal Years 2006/2005/2004/2003/2002.  Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives.  Capital will need to be available to help maintain and to expand work on the Company’s principal exploration properties.  The Company may not be able to obtain additional financing on reasonable terms, or at all.  If equity financing is required, then such financings could result in significant dilution to existing shareholders.  If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects.  The Company has historically obtained the preponderance of its financing through the issuance of equity.  There is no limit to the number of authorized common shares but the current authorized share capital is 100,000,000 common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans.  Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”.  A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share.  Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.235 (low) to CDN$0.76 (high) during the period from 12/31/2005 to 09/30/2006, trading at $0.25 on 9/14/2005. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated under the laws of British Columbia, Canada and governed by the Business Corporations Act (British Columbia).  All or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

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

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on the Company

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and provincial governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  The permits which the Company may require for construction of mining facilities and conduct of mining operations must be obtainable on reasonable terms to the Company.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

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

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company is engaged in the acquisition and exploration of mineral resource properties.  The Company has interests in seven mineral properties (gold/uranium/copper/silver) in British Columbia, Saskatchewan, and the Yukon Territory. Its mineral properties in British Columbia are Albert Creek, Antler Creek, Redford, in Saskatchewan the Company has the Carswell Dome property, and finally its properties in the Yukon Territory are the Shell Creek, Heidi and Cheyenne properties.  During Fiscal 2006, ended 3/31/2006 and the first three months of Fiscal 2007, the Company expended a total of $512,760 on property acquisition/exploration. $287,825 was spent on the Shell Creek property and $224,935 was spent on the Company’s other mineral interest.

The Company’s executive and registered office is located at:

 1066 West Hastings Street #1640, Vancouver, British Columbia, Canada, V6E 3X1

  Telephone number is 604-689-0299

  Telephone number is 800-665-3772 (USA)

  Telephone number is 877-689-6130 (Canada)

  Facsimile: 604-690-0288

  e-mail:  info@loganresources.ca

  website: www.loganresources.ca

The contact person is:

Seamus Young, President/CEO/Director.

The Company's fiscal year ends March 31st.

The Company's common shares trade on the TSX Venture Exchange in Toronto, Canada, under the symbol ”LGR”.

The Company has 100,000,000 common shares without par value authorized.  At 3/31/2006, the end of the Company's most recent fiscal year, there were 21,581,863 issued and outstanding.

Incorporation and Name Changes

Logan Resources Ltd. (the “Company”) was incorporated as a specially limited company on 6/26/1978 in the Province of British Columbia, Canada, under the name “Logan Mines Ltd. (NPL)” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia).  On 7/21/1992, the Company was converted to a limited company and the name of the Company was changed to “Consolidated Logan Mines Ltd.”.  The Company was registered as an extra-territorial company in the Northwest Territories from 7/8/1979 to 8/7/1998.  On 1/30/2002, the name of the Company was changed to “Logan Resources Ltd.”. The Company was extra-territorially registered in the Yukon Territory on June 30,2003.

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

In 2005 the Company staked 2 claims covering an area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.

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

In December, 2005, the Company entered into an option agreement to acquire a 100% interest in the Cheyenne Claims, by paying $300,000, issuing 1,000,000 of its shares, and incurring $500,000 of exploration expenditures, all in stages over a period of five years. The option agreement was cancelled by the optionee on 16 March, 2006.

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

______________________________________________________________________________

Fiscal                                                Number of        Capital

Year   Nature of Share Issuance                          Shares         Raised

------------------------------------------------------------------------------

2000   Exercise of Warrants                      100,000 shares       $100,000

2001   Options Exercised                          10,000 shares         $7,500

       Shares for Property (1)                    40,000 shares        $20,000

2002   Private Placement                       1,000,000 Units         $50,000

       Shares for debt (1)                     1,053,400 shares       $131,678

2003   Private Placement                       2,050,000 Units        $246,000

       Agent Commissions (1)                     164,000 shares        $19,680

       Shares for Property (1)                   100,000 shares        $12,000

       Shares for Debt (1)                       427,532 shares        $64,130

       Exercise of Warrants                      900,000 shares        $90,000

2004   Private Placement                         186,700 Units         $28,005

       Shares for Property (1)                   940,000 shares       $103,000

       Exercise of Warrants                      315,424 shares        $57,717

       Options Exercised

                   312,000 shares        $62,400

2005   Private Placement                       6,326,036 Units      $1,364,841

       Exercise of Stock Options                 100,000 shares        $20,000

       Exercise of warrants                      188,000 shares        $37,600

       Shares for Property (1)                   250,000 shares        $62,500

       Agent Commissions (1)                      74,318 shares        $18,579

2006   Private Placement                       2,486,333 Units        $638,250

       Exercise of Stock Options                 350,000 shares       $140,000

       Exercise of warrants                    1,596,500 shares       $349,525

       Shares for Property (1)                   500,000 shares       $126,000

       Agent Commissions (1)                      67,500 shares        $30,375

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

Fiscal 2002:  $ 37,299, predominately for property acquisition/exploration

Fiscal 2003:  $186,828, predominately for property acquisition/exploration

Fiscal 2004:  $177,549, predominately for property acquisition/exploration

Fiscal 2005:  $483,308, predominately for property acquisition/exploration

Fiscal 2006:  $748,218, predominately for property acquisition/exploration

Plan Of Operations

Source of Funds for Fiscal 2007

The Company’s primary source of funds since incorporation has been through the issuance of equity.  Currently the Company does not have operating revenues, and the Company does not anticipate generating any during the next year.  As of 3/31/2006, the Company had working capital of $559,214.  During the period April 1, 2006 to July 24, 2006:

•

The Company, on April 26, 2006, closed a brokered private placement through an agent, consisting of 6,250,000 flow-through units at a price of $0.55 per flow-through unit for gross proceeds of $3,437,500 and 1,250,000 non-flow-through units at a price of $0.50 per non-flow-through unit for gross proceeds of $625,000. Each flow-through unit consists of one flow-through common share and one half of one transferable warrant with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. Each non-flow-through-unit consists of one non-flow-through common share and one half of one transferable warrant, with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the agent was paid an 8% commission consisting of 445,000 units and $102,500 in cash. In addition, the agent received options to purchase up to 750,000 common shares at a price of $0.70 per common share for a period of eighteen months.

•

On May 4, 2006, the Company closed a non-brokered private placement of 1,000,000 non-flow-through units at a price of $0.50 per non-flow-though unit for gross proceeds of $500,000. Each unit consists of one non-flow-through common share and one half of one transferable warrant. Each whole warrant entitles the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the Company paid finders fee commission which consisted of 22,500 common shares and $6,500 in cash.

•

The Company issued 234,500 common shares pursuant to share purchase warrants exercised at $0.35 per share for proceeds of $82,075.

•

The Company issued 225,000 common shares pursuant to stock options exercised at $0.40 per share for proceeds of $90,000.

•

The Company received $110,000 from officers/directors for shares previously issued for options and warrants exercised.

At 3/31/2006, the Company had 1,750,000 outstanding stock options with a weighted average exercise price of $0.42.  At 3/31/2006, the Company had 4,498,365 outstanding share purchase warrants with a weighted average exercise price of $0.37.  Since 3/31/2006 the Company issued a further 8,500,000 shares pursuant to private placements raising $4,562,500 and granted 625,000 incentive stock options with an exercise prices of $0.50 and $0.70.  The Company is continuing to seek new equity investments.

Use of Funds for Fiscal 2007

During Fiscal 2007, the Company estimates that it might expend $450,000 on general/administrative expenses (expense excluding gains, losses and write/offs and non-cash stock based compensation).  During Fiscal 2006, the Company estimates that it might expend $3,000,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

On July 5, 2006, the Company appointed Michael Hibbitts of Coquitlam B.C., to the position of Vice President, Exploration. Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience with particular emphasis on early stage exploration and the development of deposits and geological systems. The Company has no plans to add any additional personnel.  Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B.  BUSINESS OVERVIEW

Redford Property, British Columbia, Canada

Location: 22km northeast of the town of Ucluelet, Vancouver Island.

The Company began Fiscal 2001 with only one property, the Redford Property, where it was conducting limited exploration, looking for gold.  These modest efforts continued through most of Fiscal 2004.  Diamond drilling was carried out on the Redford Property in March 2004. Six holes were drilled totaling 928.90 meters. Drill holes R-1-04 to R-4-04 and drill hole R-6-04 tested the strike and down-dip extensions of the Seamus Zone, the principal target on the property and drill hole R-5-04 tested the down-dip extension of the Walker Zone. The drill holes intersected intervals of albite-arsenic-gold mineralization with grades up to 1.18 g/t gold over 1.0 meter. Higher grades were obtained from previous surveys, up to 3.21g/t gold from feldspar- arsenopyrite alteration with quartz vein stockwork surrounding the drilled area. Additional drilling is recommended on the Seamus Zone to test the down dip extension of the arsenic–gold-quartz vein mineralization.

As a result of the drill results management decided to expand the property and stake 20 additional claims (345 claim units). The Company now owns a total of 25 claims (432 claim units) and carried out a rock chip sampling program. This program identified copper–cobalt–gold+/-magnetite skarn showings scattered throughout the northwestern part of the property including the magnetite skarn at the Brynnor Mine and the Tony showing. The massive sulphide Tony showing and surrounding skarn showings are at the center of an airborne magnetic high of similar size and intensity of that over the Brynnor Mine.  The recent chip sampling of the Tony showing returned 5 meters grading 0.559% copper, 0.0464 % cobalt and 0.164 g/t gold.

Copper–platinum–palladium mineralization hosted by the Karmutsen volcanics occurs over an area of 3 kilometers by 1 kilometer in the northwestern part of the Redford property and grab samples returned up to 1599 ppm copper and up to 13 ppb Pt and up to 38 ppb Pd. Additional trenching, IP and magnetometer surveys are recommended at and in the vicinity of the Tony showing to test the potential for a major copper–cobalt–gold+/-magnetite deposit in the area followed by diamond drilling if warranted.  Total budget for both programs is $400,000.00 (David J. Bridge, MASc, P.Geo).

Logan Resources Ltd. is also seeking a joint venture partnership for the Redford property.

Antler Creek Property,British Columbia, Canada

Location: In the heart of Barkersville-Wells placer/lode gold camp, along strike from International Wayside’s Bonanza Ledge Zone.

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

Logan Resources Ltd. is also seeking a joint venture partnership for the Antler Creek property.

Albert Creek Property, British Columbia, Canada

Location: In northern British Columbia, 60km west/southwest of Watson Lake, Yukon Territory.

The Albert Creek Property was the subject of mapping, prospecting and silt/soil sampling during FY2001/FY2003 and a fixed-wing air-magnetic survey, which outlined a linear northwest trending magnetic anomaly.  The anomaly was tested with a 1200-meter diamond drilling program during Fiscal 2003.  The drill program results were not sufficiently encouraging to warrant further exploration of this property at this time.

In 2004, the Company granted Forsys Metals Corp. (previously known as Forsys Technology), the right to earn a 51% interest in the Albert Creek Property. To earn this interest, the optionee issued 150,000 of its shares and had to incur a total of $300,000 in exploration expenditures over a five year period. Upon completion of these expenditures, the optionee would have the right to earn a further 20% interest in the property by delivering it to a bankable feasibility study.

On March 16, 2006, Logan Resources Ltd. accepted written confirmation from Forsys Metals Corp. canceling their option to acquire a 51% interest in the property.  Forsys Metals Corp. is focusing on its projects in Namibia, Africa.

This fiscal year, the Company carried out an exploration program consisting of line cutting, soil geochemistry and magnetic and horizontal loop electromagnetic geophysical surveys.  No significant mineralization was found near surface.  A report dated January 2006 by J.L. LeBel, P.Eng recommends a deep penetrating electromagnetic survey to explore for mineralization at depth greater than 100 m.

The Albert Creek claims are in good standing until 2010 and the property is available for option.

The Company acquired three additional exploration properties in January 2003 and April 2003, the Shell Creek Property, the Heidi Mineral Claims, and the Iron Horse Claims (The Iron Horse property option agreement between Logan Resources Ltd. and Rich River Exploration Ltd. was terminated on April 24, 2004).In December 2005, the Company acquired the Cheyenne Property, an mineral exploration property located in the Yukon Territory.

Shell Creek Property, Yukon Territory

Location: located 75 kilometres northwest of Dawson City, in west-central Yukon Territory.

In 2005, the Shell Creek Property was subject to preliminary rock sampling that was inconclusive.  Follow-up bulk sampling of the quartz veins, soil sampling, mapping, trenching, and magnetometer/soil surveys revealed potential drill targets. An extensive exploration program was planned for the Shell Creek Property for Summer 2005.

Logan Resources Ltd. increased the size of its Shell Creek property by 418 claims from the initial 70 claims acquired in accordance with an option agreement dated January 1, 2003. In 2005 the Shell Creek property consisted of 488 claims, covering an area of 98km2. Logan staked more claims around this property and it now comprises 628 mineral claims.

In 2005, an extensive silt sampling program was carried out on all the creeks on the property. Approximately 95 silt samples were collected over a 14km by 12km area. The samples were sent to Acme Labs for analysis which consisted of 30 multi-element ICP. The results from this analysis indicated a 12km long gold/copper anomaly.

A mapping and rock chip sampling program was carried out at the same time as the silt sampling program. The mapping and the assay results from the rock chip samples was successful in identifying the source and setting of the visible gold previously identified in quartz float on the property.

The recommended exploration program for 2005 included airborne magnetic survey, an induced polarization survey, a gravity survey and more geological mapping and sampling.

The year ending 31 March 2006 exploration program, encouraged by positive results of regional geology, geochemical (stream sediments) and geophysical (aeromagnetics) data, was directed to evaluate the potential for the existence of copper-uranium-gold mineralization in the Proterozoic-age rocks on the property. This 2005 program completed by the Company consisted of a detailed helicopter-borne magnetic survey, a soil geochemical survey over the Shell Creek ridge, an orientation induced polarization survey and a gravity survey. An extensive drill program is planned for 2006/ 2007.

Geophysics Survey

The 2006 fieldwork program for the Shell Creek property began in the first week of June and the geophysical surveys were conducted by Aurora Geosciences Ltd. Three widely spaced reconnaissance lines of modified pole-dipole induced polarization/apparent resistivity (IP/Res) were surveyed totaling 16.7 kilometres with dipole separations of 25, 50 and 100 metres. There were 55 gravity readings at spacing of approximately 1 square kilometre were collected over the Shell Creek property.

The preliminary review of the Induced Polarization /Resistivity  (IP/Res) geophysical surveys completed on the property detected a well-defined, near surface anomaly that was mapped over a distance of 300 metres and a deeper 100 to 150-metre long anomaly to the immediate west. Anomalous copper assays of up to 230 ppm and 80 ppb gold are coincident with the near surface IP/Res anomaly. Both anomalies lie on the north side of an oblong 2.5 (E-W) x 1.5 (N-S) kilometre gravity high with amplitude of greater than one milligal. These encouraging results define a significantly anomalous area that warrants an extensive drill program.

Soil Geochemical Survey

In 2006, silt geochemistry surveys were completed by Ryanwood Exploration under the supervision of the Company’s senior geological staff, Mark Terry. Approximately 1,000 soil samples were collected at 50 meter intervals on lines 250 meters and 500 meters apart over an area of 8.5km by 1.5km and the samples were sent to Acme Labs in Vancouver for analysis. Preliminary interpretation of the assay results show a significant east west copper anomaly over the entire length of the grid with some scattered gold and uranium anomalous numbers.

The results of the 2006 program were successful in providing a preliminary assessment of the potential for Olympic Dam-type mineralization.

NI 43-101

An independent, NI 43-101 compliant report, dated 5 December 2005, on its Shell Creek Property, was written by Ontario based consulting geologist Peter T. George, P. Geo., the report was filed on SEDAR (www.sedar.com).

In his report, Mr. George stated that the regional geological setting of the Shell Creek area suggests that there is potential for Olympic Dam-type copper-uranium-gold mineralization in the area. This suggestion is supported by gold showings on the property plus anomalous copper and uranium stream sediment geochemical samples.

As the results of the 2006 program were successful in providing a preliminary assessment of the potential for Olympic Dam-type mineralization, Mr. George concluded that a drill program is warranted for the property and recommended that such a program be commenced in the 2006/2007 field season to explore for Olympic Dam-type mineralization on the property.

Mr. George recognizes a 6 kilometre by 3 kilometre area (18 square kilometres) that is underlain by anomalous copper-gold values, oblique structural trends not reflected on the near surface structural trends, and correlates with a regional gravity high. From this data Mr. George concludes that the area warrants follow-up by drilling and has recommended 10 drill holes totalling 4,000 meters to provide an initial test of the 18 square kilometre area. Additional prospecting, and mapping are also recommended for the 2006/2007 field season.

Heidi Property, Yukon Territory

Location: Approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway.

The Heidi mineral claims, since being optioned, has been the subject of a 33 rock-chip sampling program from five trenches, all of which returned anomalous gold with a significant percent containing encouraging results.  Soil sampling immediately west of trenched area located two large and several small, strong gold anomalies in 2000 meter by 500 meter area.  The anomalies remain open in several directions.

Induced Polarization (IP) and Magnetic (mag) surveys were carried out in August/September 2003. The IP covered an area of 1.5 km2 (6 lines, each 1 km long and 100 m line spacing) and the mag survey covered an area of 3.25 km2 (23 lines, each approximately 1.4km long and 100 meter line spacing). The IP survey identified 3 main parallel zones which are possibly connected forming a tight “S” fold. The correlation between the IP and mag anormalies shows that the IP anormalies are open to the west, east and north.

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

Work carried out on the Heidi Property by Logan Resources Ltd. and previous operators has identified potential drill targets. The property was drill ready in 2005, and an extensive diamond drill program is planned when funds are available. Subsequent to March 31, 2006, the Company commenced a diamond drill program on the Heidi Property. The drill program was concluded on October 12, 2006 due to the onset of winter conditions. Two holes were drilled totaling approximately 1,400 feet. All drill core samples have been shipped to Acme Analytical Labs in Vancouver. As of 19 October, 2006 assay results were still pending.

NI 43-101 Report

Logan filed an independent NI 43-101 compliant report, dated 8 December, 2005, on the property on SEDAR (www.sedar.com).  The author of the report is Mr. Peter T. George, P. Geo., a consulting geologist based in Hamilton, Ontario.

The property was originally discovered by Homestake Canada Limited in 1995 while looking for a POGO type deposit. An induced polarization survey conducted by Logan Resources Ltd. in 2004 coincides with Homestake’s soil gold-arsenic geochemical anomalies. Mineralization consists of massive to disseminated stratabound arsenopyrite, pyrite and stibnite/jamesonite in Proterozoic limestone and calcareous grit units.  This mineralization is thought to be probably related to a middle Cretaceous Tombstone-type intrusive which has not been exposed by erosion.  The target area is proximal epithermal gold mineralization in the alteration zone at the upper contact of the intrusive. Homestake allowed the property to lapse in 2000 after completing a program of prospecting, mapping, soil sampling and trench sampling.  Trench results returned values up to 2.93 g/t gold.

The report by Mr. George reviews the results of earlier work by Homestake (1995 – 1996) and work completed in 2003 by the vendor, which consisted of further geochemical sampling, a magnetometer survey and several induced polarization test lines across coincident gold–arsenic geochemical anomalies.  Company sampling during the course of its 2004 due diligence examination confirmed gold values reported by Homestake and independent grab samples which assayed up to 19.9 g/t gold.

Based on the results of both historical work (Homestake, 1995-1996), work by the vendor (2003) and the Company (2004), Mr. George concludes that the geological setting of the Heidi Property is permissive for epithermal gold mineralization in association with Tombstone Intrusives. He recommends an initial program of drilling of 1,600 metres in 8 holes to evaluate the current target area.  If successful, this would be followed by induced polarization and in-fill drilling.  The estimated cost of the initial Phase 1 budget is $480,000 and the estimated cost of the Phase 2 budget is $1,565,000 resulting in a total estimated budget estimate for Phases 1 and 2 of $2,045,000.

Cheyenne Property, Yukon Territory

Location: 60 km northeast of Dawson City, 1.5 km east of the Dempster Highway,  and 30 km west of Logan’s Heidi gold property in the Mayo Mining District, Yukon Territory.

In December 2005, Logan entered into a property option agreement with Shawn Ryan, of Dawson City, Yukon, to acquire a 100% interest, subject to a 2% NSR, in the Cheyenne Gold Project. The property optioned from Ryan initially comprised of 212 mineral claims covering 10,300 acres (4,172 hectares). Under the terms of the property agreement, Logan has the right to earn a 100% interest in the Cheyenne property by:

▪

paying Ryan $300,000,

▪

issuing 1,000,000 common shares in the capital of Logan Resources Ltd. to Ryan, and

▪

incuring $500,000 of exploration expenditures on the property,

in stages over a period of 4 years. Ryan retained a 2% NSR, and the Company has the option to purchase 1% of the NSR for $2,000,000 with the right of first refusal on the other 1% NSR. The Company and Ryan dealt at arms length, and no finders fees were payable with respect to the option. If the property is not in production by March 1, 2015, advance royalty payments will be made to the Optionor of $25,000 per year for four years starting March 1, 2015.

Mineralized quartz veins are reported on the Cheyenne property, by previous operators as cutting a sequence of Proterozoic to lower Cambrian Hyland Group sedimentary rocks. The veins are up to 1 m in width and are tens of meters long.  Assays are reported as high as 10% copper, 3% lead, 2.5% zinc, 300g/t silver and 30g/t gold. In other areas chip samples returned values as high as 270g/t gold. A historical drill program reported assay results up to 21g/t gold across 3.1 m.

Logan staked 152 more claims around the initial property optioned from Ryan and the Cheyenne gold project now consists of 364 mineral claims. The Company plans to carry out an aggressive exploration program on the Cheyenne property.

_____________________________________________________________________ _ ______

                                   Antler   Albert    Shell            (1)Iron  Cheyenne

                          Redford  Creek     Creek    Creek     Heidi    Horse

ACQUISITION COSTS

 Balance 3/31/2000         $3,167      $0       $0

  Incurred during FY2001      --- $10,000  $10,000

 Balance 3/31/2001         $3,167 $10,000  $10,000

  Incurred during FY2002      ---   6,773      ---

 Balance 3/31/2002         $3,167 $16,773  $10,000

  Incurred during FY2003      ---  12,000      ---

 Balance 3/31/2003         $3,167 $28,773   10,000       $0        $0       $0

  Incurred during FY2004   $1,520      $0  $24,000  $63,000   $40,000  $13,800

  Written off                  $0      $0       $0       $0        $0 $(13,800)

 Balance 3/31/2004         $4,687 $28,773  $34,000  $63,000   $40,000       $0

  Incurred during FY2005  $27,601      $0       $0 $156,275   $98,951       $0

 Balance 3/31/2005        $32,288 $28,773  $34,000 $219,775  $138,951       $0

 Incurred during FY2006        $0      $0   $6,757  $85,756   $90,500       $0 $91,055

 Balance 3/31/2006        $32,288 $28,773  $40,757 $305,031  $229,451       $0 $91,055

-------------------------------------------------------------------------------

EXPLORATION COSTS

 Balance 3/31/2000        $51,147      $0       $0

  Incurred during FY2001    7,672   9,601   20,044

 Balance 3/31/2001        $58,819  $9,601  $20,044

  Incurred during FY2002    8,544   6,097   18,003

 Balance 3/31/2002        $67,363 $15,698  $38,047       $0

  Incurred during FY2003    6,757   6,628  117,826   16,268

 Balance 3/31/2003        $74,120 $22,326 $155,873  $16,268        $0        $0

  Incurred during FY2004 $ 50,935  $5,580   $5,682   $7,724   $49,456    $7,083

  Written off                  $0      $0       $0       $0        $0   $(7,083)

 Balance 3/31/2004       $125,055 $27,906 $161,555  $23,992   $49,456        $0

Incurred during FY2005   $122,640    $500     $937  $83,589   $11,207    $1,285

 Adjustment to METC Claims 12,348    $493  $21,566       $0  $(10,895)      $35

 Recovered through option      $0      $0 $(36,000)   $(213)       $0

 Written off - returned        $0      $0       $0       $0        $0   $(1,320)

Balance 3/31/2005        $260,043 $28,899 $148,058 $107,368   $49,768        $0

Incurred during FY2006       $250  $4,880  $91,046 $424,238   $21,315        $0 $22,080

 Adjustment to METC Claims     $0      $0       $0  $80,529   ($1,030)       $0      $0

 Recovered through option      $0      $0$(100,000)      $0        $0

     $0      $0

 Written off - returned        $0      $0       $0       $0        $0        $0      $0

Balance 3/31/2006        $260,293 $33,779 $139,104 $451,077   $70,053        $0 $22,080

_______________________________________________________________________________

(1)

Property written off.

United States vs. Foreign Sales/Assets

During Fiscal 2006/2005/2004/2003/2002, the Company generated no sales revenue.

At 3/31/2006, 3/31/2005, 3/31/2004, 3/31/2003, and 3/31/2002 all assets were located in Canada.

4.C. Organization Structure

Logan Resources Ltd. (the “Company”) was incorporated on 6/26/1978 in the Province of British Columbia, Canada.  The Company has no subsidiaries.

4.D.  Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 2,608 sq. ft. at 1066 West Hastings Street, #1640, Vancouver, British Columbia, Canada V6E 3X1.  The Company began occupying these facilities in July 2006.  Monthly rent is $2,988.

Figure No.1

Mineral Properties Map

British Columbia

Mineral Map

Carswell Dome

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

Carswell Dome Uranium Property

SasYukon Territory, Canada

Gold/Copper Exploration

Acquisition Details

Logan Resources Ltd. staked 2 claims on the Carswell Dome Formation, Athabaska Basin, Saskatchewan, covering an area of 7,552 hectares. The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 15, 2005, ESO Uranium Corp. must do the following to earn a 50% interest in mineral claims:

•

paying $25,000 (paid)

•

issue up to 200,000 of its common shares (100,000 shares issued)

•

fulfilling a work commitment of $300,000 on the property over 3 years.

Property Description/Location/Access

The property is located on the Carswell Dome Formation on the Athabasca Basin of Saskatchewan, adjacent to Cluff Lake Mine boundary and less than 7km from the uranium deposits.

Cheyenne Property

Yukon Territory, Canada

Gold Exploration

Acquisition Details

On 12/23/2005, the Company entered into an agreement to acquire a 100% interest in 364 mineral claims in the Mayo Mining District, Yukon Territory from Shawn Ryan.  In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $300,000 in cash payments, issue 1,000,000 common shares and expend $500,000 on exploration of the Cheyenne Property over a period of four years. The Company retained the right to acquire a 1 % NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

Property Description/Location/Access

The property is located 65 kilometers northeast of Dawson City, Yukon Territory, 1.5 kilometers east of the Dempster Highway, and 30 kilometers from the Heidi Property.  Access is by helicopter.

The property is covered by government airborne magnetic survey, and has been prospected, mapped, soil sampled and trenched.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 3/31/2006, 3/31/2005, 3/31/2004, 3/31/2003, and 3/31/2002 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

Operating Results

Fiscal 2006 Ended 3/31/2006 versus Fiscal 2005

During the year, the Company raised $335,000 from private placements of 333,333 units at a price of $0.30 per unit and 940,000 units at a price of $0.25. Through the exercising of 1,596,500 warrants and 350,000 options $489,525 was netted. The Company issued 1,213,000 Flow-through shares at $0.25 per share, raising $303,250. A total of $715,377 was spent on mineral interest acquisition and exploration expenditures.  Administration expenses amounted to $555,902, which includes non-cash stock-based compensation totaling $110,842.  There was a net increase in cash of $131,096 for the year.

SELECTED ANNUAL INFORMATION

	March 31, 2006	March 31, 2005	March 31, 2004
Net loss	(179,610)	(571,209)	(147,619)
Net loss per share (basic and diluted)	(0.01)	(0.03)	(0.02)
Total assets	2,479,672	1,611,132	713,204

As the Company has no revenues, increased activity causes increased losses. Other losses can be caused by write-downs or write-offs of assets which do not follow a trend. The future income tax recovery and gain on sale of marketable securities resulted in decreasing the overall loss for the Company.

Net loss in the current year was $179,610 compared to $571,209 for the prior year, reflecting a net overall improvement of $391,599.  Significant line item changes were as follows:

•

Provision for future income tax recoveries of $277,925 was made.

•

Mainly due to lower expected volatility or fluctuation in share price the non-cash Stock-based compensation decreased by $155,101. Management fees increased by $10,730 as an incentive to increase productivity.

•

Office expense increased by $21,796 mainly due to increased costs of the new premises.

•

Travel and promotion increased by $66,419 due to increased efforts to raise the profile of the company.

SUMMARY OF QUARTERLY RESULTS

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Net Income (Loss) before tax	(171,840)	(73,320)	(204,999)	(73,131)	(184,221)	(101,500)	(103,207)	(182,281)
Net Income (Loss)per share (Basic and Diluted)	(0.01)	(0.004)	(0.01)	(0.004)	(0.012)	(0.01)	(0.01)	(0.02)

LIQUIDITY

As at March 31, 2006, the Company had working capital of $559,214 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking further funds, from private placement financings, to meet these commitments or may seek extensions to the exploration schedule.  Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings. Subsequent to the year end, the Company raised a total of $4,562,500 through brokered and non-brokered private placements (for more detail refer to ‘Subsequent Events’ below).

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Shell Creek, Heidi, Cheyenne and Albert Creek properties are held under option agreements.  Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these requirements are listed in the notes to the audited annual financial statements.

At the date of this report, all cash payments on the above four property options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Cheyenne and Heidi options, cash expenditure requirements for the year ahead amount to approximately $110,000. The Albert Creek, Antler Creek, Carswell and Redford properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing.  The 75% interest now held in the Albert Creek property can be increased by a further issue of shares at the option of the Company (see notes to financial statements).

EXPLORATION EXPENDITURES

The Company spent a total of $485,750, net of tax credits recoverable of $81,559, on exploration in the current period. The focus of the work in the current period was on the Company’s Shell Creek, Yukon mineral interests where expenditures totaled $343,709 net of tax credits of $80,529, recoverable.  A total of $142,041, net of tax credits of $1,030, recoverable, was spent on the Company’s remaining mineral interests.  Full details on exploration expenditures are disclosed in Note 4 accompanying the audited annual financial statements. See the mineral property update below, for further details of activities.

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

•

Travel and promotion and investor relations costs increased from $28,597 to $109,077 due to the increased use of consultants, increased efforts to raise capital and promote awareness of the company.  This year the Company participated in the, the New York Gold Show, the New Orleans Investor Conference, the Yukon Geoscience forum, the San Francisco Investor Show, the Vancouver Investment Conference and the Prospectors and Developers Conference, whereas last year only 2 conventions were attended.

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

Cash Used by Fiscal 2004 Operating Activities totaled $16,924 including the ($147,619) Net Loss; significant adjustments included $20,883 write-off of mineral properties (Iron Horse Property) and $134,378 in net changes in non-cash working capital items.  Cash Used in Investing Activities was ($123,405), primarily for acquisition of mineral properties.  Cash Provided by Fiscal 2004 Financing Activities was $176,092, this included $103,000 related to the issuance of 940,000 common shares for mineral property acquisition, $62,400 related to the exercise of 312,000 stock options, $57,717 related to the exercise of warrants, and ($66,375) related to “cash committed for mineral exploration” (Shell Creek and Heidi Properties).

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

September 30, 2006

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

                                                                     Date of First

                                                                       Election or

Name                          Position                         Age     Appointment

----------------------------------------------------------------------------------

F. Charles Vickers (1)(2)     Director                          57      June 2005

Peter F. Cummings (1)(3)      Director                          49      March 2004

Judith T. Mazvihwa (1)(3)(4)  Director/Chief Financial Officer/ 32

Sept 2003

      Corporate Secretary

Clifford H. Frame (5)         Director                          73      July 2005

Seamus Young (3)(6)           Director/President/CEO            66        May 1991

----------------------------------------------------------------------------------

(1)  Member of Audit Committee.

(2)  Resident/Citizen of Texas, US.

(3)  Resident/Citizen of British Columbia, Canada.

(4)  She spends about half of her time on the affairs of the Company.

(5)  Resident/Citizen of Ontario, Canada

(6)  He spends about half of his time on the affairs of the Company.

__________________________________________________________________________________

__________________________________________________________________________________

Clifford H. Frame is a professional engineer with over 40 years of experience in all aspects of resource project development, acquisition, marketing, financing, operations and production. Widely recognized for his achievements in the resource industry, he has overseen several major mine developments in Canada, Australia and Indonesia. Mr. Frame has outstanding industry experience, leadership and communication skills, which have earned him extensive international mining contacts and well-established relationships with government, financial and investor groups. He has a strong background in all aspects of mine exploration, development and operation.

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

Peter F. Cummings is a Chartered Accountant with extensive financial and general management experience principally in the retail, distribution and greenhouse industries.  Since 1999, he has been VP Finance and VP Information Technology of BC Hot House Foods Inc., a large private seller of greenhouse-grown vegetables.  He had five years experience as a Chartered Accountant before entering corporate management in 1985. He obtained his CA while working with Collins Barrow Chartered Accountants.

Judith T. Mazvihwa is a mining geologist with ten years geology and management experience. She is currently earning a MBA and CMA designation through Simon Fraser University School of Business. From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd.  Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Seamus Young has over forty years experience in the mineral exploration business, running both public and private companies. He has a proven record of acquiring prospective projects and putting together highly skilled exploration teams to advance them. In 1966 he founded Donegal Developments Inc., one of Canada's longest running mineral exploration contracting companies. In 1983 Seamus acquired International KRL Resources Corp. and has been President and CEO since that time. Mr. Young became President and CEO of Logan Resources Ltd. in 1992. He has put together an impressive Canadian portfolio of prospective projects with discovery potential for Logan since that time.

George Anderson resigned from the Board of Directors July 18, 2005.)

Charles D. Mooney did not stand for re-election at the Company’s Annual General Meeting held September 28, 2005).

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

6.B.  Compensation

Cash Compensation.  Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2006 ended 3/31/2006 was $110,190, consisting of: $37,500 as a management and administration fee paid (or accrued) to T-Bags Management Inc., a private company controlled by the President/Director, Seamus Young; $40,642 paid or accrued to the aforesaid T-Bags Management Inc. for property exploration supervision by the President/Director, Seamus Young; $32,048 paid to the CFO/Director, Judith Mazvihwa.

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

Stock Options.  The Company may grant stock options to Directors, Senior Management, and employees/consultants.  Refer to ITEM #6.E., "Share Ownership" and Table #7, #8, #10 for information about stock options granted, stock options exercised, and stock options outstanding.  No SARs (stock appreciation rights) were granted or exercised during Fiscal 2006.  During Fiscal 2006, 500,000 stock options were cancelled.

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees.  No SARs (stock appreciation rights) were granted during this period.

Table No. 7

Stock Option Grants in Fiscal 2006 Ended 3/31/2006

__________________________________________________________________________________

__________________________________________________________________________________

                               Percentage               Market Value of Securities

                          Number       of   Exer.               Underlying Options

                              of    Total  Price                           on Date

                         Options  Options    Per      Grant      Exp’r    of Grant

Name                     Granted  Granted  Share       Date       Date   Per Share

----------------------------------------------------------------------------------

Judith Mazvihwa          100,000     7.5%   $0.50   1/1/2006   1/1/2008   $0.27

Seamus Young             200,000      15%   $0.50   1/1/2006   1/1/2008   $0.27

Peter F. Cummings        100,000     7.5%   $0.50   1/1/2006   1/1/2008   $0.27

Clifford F. Frame        500,000      38%   $0.35   7/19/2005  7/19/2007  $0.29

Management Total         900,000      68%

Consultants/Others (1)  _425,000      32%

Total                  1,325,000     100%

----------------------------------------------------------------------------------

  Options were vested upon granting.

__________________________________________________________________________________

__________________________________________________________________________________

Table No. 8 gives certain information concerning stock option exercises during Fiscal 2006 Ended 3/31/2006 by our Senior Management and Directors.  It also gives information concerning stock option values.  During Fiscal 2006, 350,000  stock options in aggregate were exercised.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2006

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

                                                             Value of Unexercised

                 Number of                       Number of           In-the Money

                    Shares             Unexercised Options             Options at

                  Acquired               at Fiscal Yearend         Fiscal Yearend

                        on      Value         Exercisable/           Exercisable/

Name              Exercise   Realized        Unexercisable          Unexercisable

---------------------------------------------------------------------------------

Seamus Young       200,000    $54,000           200,000 @ $0.50         $20,000

Judith T. Mazvihwa 150,000    $30,000           100,000 @ $0.50         $10,000

 350,000    $84,000

_________________________________________________________________________________

_________________________________________________________________________________

Change of Control Remuneration.  The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Written Management Agreements

Seamus Young has an “employment agreement” dated 2/1/2002 that stipules that he will be compensated, directly and indirectly, $5,000 per month. T-Bags Management Inc., a non-reporting company controlled by Seamus Young, entered into an agreement dated January 1, 2006 to provide management consulting services for a term of three years for the sum of $10,000 per month.  In the event of termination without cause, the Company shall pay severance equal to the number of months remaining under the term of the agreement, multiplied by the compensation rate at the date of termination.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The current members of the Audit Committee are: F. Charles Vickers, Peter F. Cummings, and Judith T. Mazvihwa.  The Audit Committee intends to meet at least four times during Fiscal 2007.

Due to the passing into law, of the new Business Corporations Act (British Columbia) in 2004, the Company revised its articles (attached as an exhibit). All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Officers are appointed to serve at the discretion of the Board of Directors.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

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

6.D.  Employees

As of 9/30/2006, the Company had seven employees, including the Senior Management.  As of 3/31/2005 and 3/31/2004, there were five employees on average (including the Senior Management).  None of the Company's employees are covered by collective bargaining agreements.

6.E.  Share Ownership

Table No. 9 lists, as of 9/30/2006, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  Table No. 8 shows the only persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title                                             Amount and Nature    Percent

  of                                                  of Beneficial         of

Class    Name of Beneficial Owner                         Ownership    Class #

------------------------------------------------------------------------------

Common   Seamus Young (1)                                 2,132,389      6.67%

Common   Judith Mazvihwa                                     62,500      0.20%

Common   Peter Cummings                                     180,000      0.56%

Common   F. Charles Vickers (2)                           2,541,667      7,95%

Common   Clifford H. Frame

       60,000

 0.19%

Total Directors/Management/5% Holders                     4,976,556     15.57%

------------------------------------------------------------------------------

(1) 616,032 are held by Donegal Development Ltd, a private company controlled by Mr. Young.

    4,000 are held by T-Bags, a private company controlled by Mr. Young.

(2) 2,541,667 are held by Greyling Investment, Inc., a non-reporting corporation controlled by Mr. Vickers. ______________________________________________________________________________

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

In addition, under the Stock Option Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the Business Corporation Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 9/30/2006, as well as the number of options granted to Directors and all employees as a group.

Table No. 10

Stock Options Outstanding

______________________________________________________________________________

______________________________________________________________________________

                         Number of Shares of    CDN$

                                      Common    Exer.       Grant      Expir’n

Name                                   Stock    Price        Date         Date

Seamus Young                         200,000    $0.70   5/26/2006    5/26/2008

Judith Mazvihwa                      150,000     0.70   5/26/2006    5/26/2008

Peter Cummings                       150,000     0.70   5/26/2006    5/26/2008

Total Officers/Directors             500,000

Total Employees/Consultants          375,000

Total Officers/Directors/Etc.        875,000

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

______________________________________________________________________________

                                       Shares     Shares     Shares     Shares

                                        Owned      Owned      Owned      Owned

                                    3/31/2006  3/31/2005  3/31/2004  3/31/2003

------------------------------------------------------------------------------

Seamus Young                        2,132,389  2,031,889  1,597,889  1,821,389

______________________________________________________________________________

7.A.1.c.  Different Voting Rights.  The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership. On 9/30/2006, the Company’s shareholders’ list showed 31,983,863 common shares outstanding, with 88 registered shareholders.  29 of these shareholders were U.S. residents, holding 3,035,810 common shares (representing about 9.5% of the issued/outstanding shares) and 59 registered shareholders were resident in Canada, holding 28,948,053 common shares (90.5%).

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 600 beneficial owners of its common shares.

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

Funds Owing to/from Seamus Young, President/Director

At 3/31/2006, 3/31/2005 and 3/31/2004, respectively, $16,111, $14,732 and $54,498 was owing to Mr. Young or companies controlled by him and was included in accounts payable. These amounts are unsecured, non-interest bearing and due on demand.

Funds Owing From Judith T. Mazvihwa (CFO and Corporate Secretary)

As of September 30, 2006, there were no funds owed to the Company from Judith Mazvihwa. Subsequent to year end, the funds that were owed to the Company were repaid in full.

Indirect Payments to Seamus Young, President/Director

During Fiscal 2006/2005/2004, respectively, $78,142, $63,600, $60,900, was paid to private company controlled by Mr. Young as management fees and for supervision of properties.

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott LLP, independent registered public accounting firm, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2006/2005/2004 Ended March 31st

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

                                                                     - Sales -

  Period                                                      Canadian Dollars

   Ended                               Volume           High     Low   Closing

------------------------------------------------------------------------------

Monthly

9/30/2006

250,134

     $0.285

 $0.272   $0.277

8/31/2006                           564,549           0.375   0.353    0.362

7/31/2006                           303,890           0.378   0.367    0.37

6/30/2006                           338,288           0.40    0.37     0.383

5/31/2006                           983,107           0.564   0.518    0.541

4/30/2006                         1,210,150           0.639   0.584    0.607

3/31/2006                           902,791           0.554   0.519    0.538

------------------------------------------------------------------------------

Quarterly

09/30/2006                          1,118,573          $0.347  $0.331  $0.337

 6/30/2006                          2,531,545          $0.538  $0.494  $0.513

 3/31/2006                          2,272,746          $0.453  $0.423  $0.44

12/31/2005

  959,828

       $0.242  $0.229  $0.232

 9/30/2005                            642,730          $0.268  $0.259  $0.262

 6/30/2005                            861,687          $0.232  $0.223  $0.228

 3/31/2005

1,017,798

       $0.30   $0.20   $0.225

12/31/2004

2,397,487

       $0.38   $0.165  $0.22

 9/30/2004

1,091,406

 $0.55   $0.20   $0.23

 6/30/2004                          2,877,200          $0.63   $0.29   $0.42

 3/31/2004                          3,713,600          $0.51   $0.10   $0.50

12/31/2003                            748,800          $0.15   $0.07   $0.09

 9/30/2003                            117,300          $0.13   $0.07   $0.07

 6/30/2003                             63,000          $0.14   $0.11   $0.11

 3/31/2003                             14,100          $0.10   $0.07   $0.09

12/31/2002                            126,300          $0.16   $0.05   $0.12

 9/30/2002                              7,800          $0.07   $0.06   $0.06

 6/30/2002                            101,860          $0.15   $0.10   $0.10

------------------------------------------------------------------------------

Yearly

 3/31/2006                          3,650,118          $0.76   $0.24    $0.426

 3/31/2005                          4,736,991          $0.65   $0.18    $0.291

 3/31/2004                            330,167          $0.51   $0.14     $0.50

 3/31/2003                             48,000          $0.12   $0.10     $0.10

 3/31/2002                             14,200          $0.13   $0.12     $0.12

 3/31/2001                              7,000          $0.30   $0.25     $0.25

 3/31/2000                             17,800          $0.50   $0.45     $0.45

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

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services Inc. (located in Vancouver, British Columbia, Canada), the registrar and transfer agent for the common shares.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporation Act (British Columbia)(“the BCA”).  Unless the BCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the BCA contain provisions, which require a "special resolution" for effecting certain corporate actions.  Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage.  The principle corporate actions that require a "special resolution" include:

a.

Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b.

Giving financial assistance under certain circumstances;

c.

Disposing of all/substantially all of Company's undertakings;

d.

Removing Director before expiration of his term of office;

e.

Certain alterations of share capital;

f.

Altering any restrictions on the Company's business; and

g.

Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common shares in only one aspect being the contractual right of the shareholder to receive certain tax deductions when renounced by the Company under the subscription agreement. In all other respects rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.  The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

Stock Options

Refer to ITEM 6.E. and Table No. #7 for additional information.

Warrants

Table No. 10 lists, as of 9/30/2006, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants.  As of 9/30/2006, the Company was aware of approximately 50 holders of its 5,939,000 warrants.  These warrants are non-transferable.

Table No. 10

Warrants Outstanding

______________________________________________________________________________

______________________________________________________________________________

              Number of    Number of

              Share        Share                                    Expiration

              Purchase     Purchase                                    Date of

Effective     Warrants     Warrants                                      Share

Date of       Originally   Still           Exercise Price             Purchase

Issuance      Issued       Outstanding    Year #1 Year #2             Warrants

------------------------------------------------------------------------------

4/25/2006     3,125,000   3,125,000         $0.70                   10/26/2007

4/25/2006       625,000     625,000         $0.70                   10/26/2007

5/01/2006       500,000     500,000         $0.70                   10/26/2007

4/25/2006       222,500     222,500         $0.70                   11/01/2007

12/29/2005      606,500     546,500         $0.35                   12/29/2006

1/26/2006       940,000     940,000         $0.35                    1/31/2007

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

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

10.A.6.  History of Share Capital

10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Notice of Articles and Articles

The Company is incorporated under the laws of British Columbia and is governed under the Business Corporations Act (British Columbia)(“the BCA”). The Company was originally incorporated as a specially limited company, but under a special resolution passed May 20, 1992, the Company was changed to a limited company under the former Company Act.

The Articles of the Company do not address the Company’s objects and purposes and there are no restrictions on the business the Company may carry on in the Articles.

A Director shall disclose his interest in and not vote in respect of the approval of any contract or transaction with the Company in which he is interested, but he shall be counted in the quorum present at the meeting at which the vote is taken.

Part 8 of the Articles details the Directors’ borrowing powers. The Directors may from time to time in behalf of the Company:

(a)

Borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b)

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

(c)

Guarantee the repayment of money by any other person or the performance of any obligation by any other person; and

(d)

Mortgage or charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors. The Directors may remove from office a Director who is convicted of an indictable offense.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the BCA, to become or act as a Director.

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

Subject to provisions of the BCA, the Company shall indemnify a Director, or former Director, of the Company and the Company may indemnify a Director or former Director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them, by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. The Directors may cause the Company to indemnify any officer, employee or agent of the Company, or of a corporation of which the Company is or was a shareholder and his heirs and personal representatives, against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. The Company shall indemnify the Secretary and Assistant Secretary of the Company and his heirs and legal representatives against all charges, costs and expenses whatsoever incurred by them and arising out of the functions assigned to the Secretary by the BCA or the Company’s Articles. The failure of a Director or officer of the Company to comply with the provisions of the BCA or of the Articles shall not invalidate any indemnity to which he is entitled under the Articles.

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

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the BCA.  Unless the BCA or the Company's Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

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

Under the BCA, the first annual general meeting shall be held within 18 months from the date the BCA came into force (29 March, 2004) and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint.  In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting.  A general meeting, if requisitioned in accordance with the BCA, shall be convened by the Directors or, if not convened by the Directors, may be convened by a group as provided in the BCA.

Not less than 21 days’ notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 10.4, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under the Articles or other regulations of the Company entitled to receive the notice from the Company.  But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

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

10.C.  Material Contracts

A Management Agreement with Seamus Young, dated 2/1/2002 and updated January 2006.

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 3/31/2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure.  The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting.

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

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott LLP to the Company were:

______________________________________________________________________________

Fiscal Year ended March 31, 2006 and 2005          Fiscal Year     Fiscal Year

Principal Accountant Fees and Services                    2006            2005

------------------------------------------------------------------------------

Audit Fees                                             $15,675          $7,275

Audit Related Fees                                          $0              $0

Tax Fees                                                $3,000          $2,000

All Other Fees                                              $0           _  $0

Total                                                  $18,675          $9,275

___________________    _______________________________________________________

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

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Manning Elliott LLP, independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

 Auditor's Report, dated 6/22/2006

 Balance Sheets at 3/31/2006 and 3/31/2005

 Statements of Operations and Deficit

 for the fiscal years ended 3/31/2006, 3/31/2005 and 3/31/2004

 Statements of Cash Flows

   for the fiscal years ended 3/31/2006, 3/31/2005 and 3/31/2004

 Notes to Financial Statements

Logan Resources Ltd. (An Exploration Stage Company) Financial Statements March 31, 2006 (Expressed in Canadian Dollars)

Auditors’ Report

To the Shareholders of

Logan Resources Ltd.

(An Exploration Stage Company)

We have audited the balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years ended March 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 22, 2006

Comments by Auditors on Canada – United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’ ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 22, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

June 22, 2006

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Balance Sheets

As at March 31, 2006 and 2005

(Expressed in Canadian Dollars)

	2006	2005
	$	$

Assets
Current Assets
Cash	265,565	150,353
Cash committed for mineral exploration	250,940	235,056
Short-term investments	50,000	–
Marketable securities [Note 2[e]]	75,000	63,500
Amounts receivable	96,309	41,632
Prepaid expenses	1,667	1,822
Due from related parties [Note 9]	–	63,357

	739,481	555,720
Property Bonds	5,000	5,000
Property and Equipment [Note 3]	31,450	2,989
Mineral Properties [Note 4]	1,703,741	1,047,423

	2,479,672	1,611,132

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	46,247	30,140
Due to related parties [Note 9]	134,020	14,732

	180,267	44,872

Shareholders' Equity
Share Capital [Note 5]	6,370,101	5,326,546
Share Subscriptions Receivable [Note 9[e]]	(177,000)	(20,000)
Contributed Surplus [Note 8]	296,818	270,618
Deficit	(4,190,514)	(4,010,904)

	2,299,405	1,566,260

	2,479,672	1,611,132

Contingent Liability [Note 1]

Subsequent Events [Note 11]

Approved on behalf of the Board:

/s/ “Seamus Young”	/s/ “Judith Mazviha”
Seamus Young, Director	Judith Mazvihwa, Director

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Operations and Deficit

For the Years Ended March 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$

Revenue	–	–	–

Expenses
Administration salaries	85,560	88,225	–
Amortization	4,380	624	197
Management fees [Note 9[a]]	42,500	31,770	30,000
Office, rent and telephone [Note 9[a]]	59,841	38,045	16,023
Professional fees	48,634	44,673	26,479
Stock-based compensation	110,842	265,943	9,085
Transfer agent and regulatory fees	28,649	28,902	16,355
Travel and promotion	175,496	109,077	28,597

	555,902	607,259	126,736
Loss Before Other Income (Expense)	(555,902)	(607,259)	(126,736)
Other Income (Expense)
Gain on option of mineral property	9,000	40,316	–
Gain on sale of marketable securities	82,931	–	–
Interest income	6,436	554	–
Impairment loss on mineral properties	–	(1,320)	(20,833)
Impairment loss on marketable securities	–	(3,500)	–
	98,367	36,050	(20,833)
Net Loss Before Income Taxes	(457,535)	(571,209)
Income Taxes
Future income tax recovery	277,925	–	–
Net Loss for the Year	(179,610)	(571,209)	(147,619)
Deficit, Beginning of Year	(4,010,904)	(3,439,695)	(3,292,076)

Deficit, End of Year	(4,190,514)	(4,010,904)	(3,439,695)

Net Loss per share - Basic and Diluted	(0.01)	(0.03)	(0.02)

Weighted Average Shares Outstanding	18,757,000	13,692,600	8,640,000

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Statements of Cash Flows

For the Years Ended March 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

	2006	2005	2004
	$	$	$
Operating Activities
Net loss for the year	(179,610)	(571,209)	(147,619)
Items not involving cash:
Amortization	4,380	624	197
Future income tax recovery	(277,925)	–	–
Gain on sale of marketable securities	(82,931)	–	–
Gain on option of mineral property	(9,000)	(40,316)	–
Impairment loss on marketable securities	–	3,500	–
Impairment loss on mineral properties	–	1,320	20,833
Stock-based compensation	110,842	265,943	9,085

Changes in non-cash working capital items
Amounts receivable	3,158	(10,102)	(6,302)
Prepaid expenses	155	(1,822)	38
Accounts payable and accrued liabilities	16,107	(77,197)	79,660
Due to related parties	182,645	(115,125)	60,982

Net Cash Used In Operations	(232,179)	(544,384)	16,924

Investing Activities
Purchase of short-term investments	(50,000)	–	–
Proceeds on sale of marketable securities	101,131	–	–
Purchase of marketable securities	(17,200)	–	–
Acquisition of property and equipment	(32,841)	(3,416)	–
Acquisition of and expenditures on mineral properties	(715,377)	(479,892)	(177,549)
Mineral exploration tax credits received	23,724	–	26,182
Mineral property option proceeds	100,000	25,000	–

Net Cash Used In Investing Activities	(590,563)	(458,308)	(151,367)

Financing Activities
Proceeds from issuance of shares	970,775	1,266,182	242,467
Share issuance costs	(16,937)	(7,280)	–

Net Cash Provided by Financing Activities	953,838	1,258,092	242,467

Increase in Cash and Cash Equivalents	131,096	255,400	108,024

Cash and Cash Equivalents - Beginning of Year	385,409	130,009	21,985

Cash and Cash Equivalents - End of Year	516,505	385,409	130,009

Cash and Cash Equivalents consists of:
Cash	265,565	150,353	63,634
Cash committed for mineral exploration	250,940	235,056	66,375

	516,505	385,409	130,009

Non-cash Investing and Financing Activities
Marketable securities received pursuant to a mineral property option agreement	12,500	67,000	–
Issuance of shares for finders’ fees	30,750	18,580	–
Issuance of shares pursuant to mineral property option agreements	126,000	62,500	103,000

Supplemental Disclosures
Interest paid	–	–	–
Income tax paid	–	–	–

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

1.

Nature of Operations and Continuance of Business

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options its mineral property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, and do not reflect any adjustments that may be necessary if the company is unable to continue as a going concern. The Company has incurred significant losses since inception. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is pursuing equity financing. Management is of the opinion that sufficient working capital will be obtained from operations or external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

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

[d]

Short-term investments

Short-term investments consist of highly liquid short-term interest bearing securities with a term to maturity of greater than three months on the date of purchase. Short-term investments are recorded at the lower of cost plus accrued interest or fair market value.

[e]

Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at March 31, 2006, the fair market value of the securities held was $440,600 (March 31, 2005 - $95,000).

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

[f]

Property and equipment

Property and equipment is recorded at cost and is amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Automotive

33%

Computer equipment

25%

Field equipment

25%

Office furniture and equipment

20%

[g]

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

[h]

Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

[i]

Financial instruments

Financial instruments are comprised of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, accounts payable and accrued liabilities, and due from and to related parties. The fair values of these balance sheet items approximate their carrying values due to the short-term maturity of those instruments except for marketable securities. The fair value of marketable securities is based on the quoted market values. The Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not party to any derivative instruments.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

[j]

Asset retirement obligations

Effective April 1, 2004, the Company adopted CICA Handbook Section 3110, “Asset Retirement Obligations”, which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at March 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration of its mineral properties.

[k]

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

[l]

Flow-through shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unused tax loss carryforwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carryforwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

[m]

Stock-based compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

[n]

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants. As the Company has recorded a loss in each of the periods presented, basic and diluted loss are the same since the exercise of warrants and options would reduce the loss per share.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

2.

Significant Accounting Policies (continued)

[o]

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation.

3.

Property and Equipment

	Cost $	Accumulated Amortization $	2006 Net Carrying Value $	2005 Net Carrying Value $

Automotive	15,836	508	15,328	–
Computer equipment	3,254	1,728	1,526	–
Field equipment	3,010	1,129	1,881	2,634
Office furniture and equipment	12,438	1,799	10,639	355
Software	2,769	693	2,076	–

	37,307	5,857	31,450	2,989

4.

Mineral Properties

Acquisition costs and exploration expenditures incurred during the year on the properties are as follows:

	Acquisition Costs $	Exploration Expenditures $	Total 2006 $	Total 2005 $

Albert Creek Property [[a] below]
Beginning of year	34,000	148,058	182,058	195,555
Incurred during the year	6,757	91,046	97,803	937
METC claim	–	–	–	21,566
Option payments received	–	(100,000)	(100,000)	(36,000)

End of year	40,757	139,104	179,861	182,058

Antler Creek Property [[b] below]
Beginning of year	28,773	28,899	57,672	56,679
Incurred during the year	–	4,880	4,880	500
METC claim	–	–	–	493

End of year	28,773	33,779	62,552	57,672

Carswell Property [[c] below]
Beginning of year	–	–	–	–
Incurred during the year	–	3,500	3,500	15,683
Option payments received	–	(12,500)	(12,500)	(15,683)
Gain on option payments received	–	9,000	9,000	–

End of Year	–	–	–	–

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Properties (continued)

	Acquisition Costs $	Exploration Expenditures $	Total 2006 $	Total 2005 $

Cheyenne Property [[d] below]
Beginning of year	–	–	–	–
Incurred during the year	91,055	22,080	113,135	–

End of year	91,055	22,080	113,135	–

Heidi Property [[e] below]
Beginning of year	138,951	49,768	188,719	89,456
Incurred during the year	90,500	21,315	111,815	110,158
METC claim	–	(1,030)	(1,030)	(10,895)

End of year	229,451	70,053	299,504	188,719

Redford Property [[f] below]
Beginning of year	32,288	260,043	292,331	129,742
Incurred during the year	–	250	250	150,241
METC claim	–	–	–	12,348

End of year	32,288	260,293	292,581	292,331

Shell Creek Property [[g] below]
Beginning of year	219,275	107,368	326,643	86,992
Incurred during the year	85,756	424,238	509,994	239,864
METC claim	–	(80,529)	(80,529)	(213)

End of year	305,031	451,077	756,108	326,643

Total	727,355	976,386	1,703,741	1,047,423

[a]

Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest (75% has been earned), subject to a 2% net smelter royalty (“NSR”), in eleven mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. To exercise the third stage (25%), the Company must issue a further 360,000 shares by September 30, 2007. The Company will then have the right to acquire 50% of the NSR by paying $1,000,000 to the Optionors by September 30, 2008.

Pursuant to an option agreement dated April 15, 2004, amended September 7, 2004, the Company granted an option to a third party to earn a 51% interest in the Albert Creek Property.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Properties (continued)

[a]

Albert Creek Property (Liard Mining Division, B.C.) (continued)

To earn this interest the optionee issued 150,000 of its shares and must incur a total of $300,000 in exploration expenditures as follows:

[i]

$100,000 on or before February 15, 2005 (received)

[ii]

a further $100,000 on or before February 15, 2006 (received); and

[iii]

a further $100,000 on or before February 15, 2007.

Upon completion of the above expenditures, the optionee will have the right to earn a further 20% interest in the property by delivering a bankable feasibility study.

The option agreement was cancelled by the optionee on March 16, 2006.

[b]

Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR, held by two individuals, including the son of the President of the Company.

[c]

Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,604 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell  Property.

To earn this interest the optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

Share considerations to be made:

[i]

100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 50,000 shares to be issued on or before March 14, 2006 (issued) and

[iii]

a further 50,000 shares to be issued on or before March 14, 2007.

Exploration expenditures to be incurred:

[i]

$25,000 on or before March 14, 2006 (incurred);

[ii]

a further $50,000 on or before March 14, 2007;

[iii]

a further $75,000 on or before March 14, 2008 and

[iv]

a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Properties (continued)

[d]

Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

Cash considerations to be made:

[i]

$10,000 upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $40,000 on or before June 21, 2006;

[iii]

a further $50,000 on or before December 23, 2006;

[iv]

a further $60,000 on or before December 23, 2007;

[v]

a further $70,000 on or before December 23, 2008; and

[vi]

a further $70,000 on or before December 23, 2009.

Share considerations to be made:

[i]

200,000 shares within 5 days of TSX Venture Exchange approval (issued);

[ii]

200,000 shares on or before December 23, 2006;

[iii]

200,000 shares on or before December 23, 2007;

[iv]

200,000 shares on or before December 23, 2008; and

[v]

200,000 shares on or before December 23, 2009.

Exploration expenditures to be incurred:

[i]

$100,000 in 2007;

[ii]

$100,000 in 2008;

[iii]

$150,000 in 2009; and

[iv]

$150,000 in 2010.

The Company will have the right to purchase 50% of the NSR retained by the optionor prior to the Commercial Production Date, for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

If the property is not in production by March 1, 2015, advance royalty payments will be made as follows:

[i]

$25,000 on March 1, 2015;

[ii]

$25,000 on March 1, 2016;

[iii]

$25,000 on March 1, 2017; and

[iv]

$25,000 on March 1, 2018.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Properties (continued)

[e]

Heidi Property (Mayo Mining District, Yukon Territory)

The Heidi property consists of 54 mineral claims in the Mayo Mining District, Yukon Territory. 34 claims were acquired through staking and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]

$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);

[ii]

a further $10,000 paid on or before July 15, 2003 (paid);

[iii]

a further $15,000 paid on or before January 15, 2004 (paid);

[iv]

a further $15,000 paid on or before July 15, 2004 (paid);

[v]

a further $17,500 paid on or before January 15, 2005 (paid);

[vi]

a further $17,500 paid on or before July 15, 2005 (paid);

[vii]

a further $20,000 paid on or before January 15, 2006 (paid);

[viii]

a further $20,000 to be paid on or before July 15, 2006;

[ix]

a further $25,000 to be paid on or before January 15, 2007; and

[x]

a further $25,000 to be paid on or before July 15, 2007.

Share considerations to be made:

[i]

100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

100,000 shares issued on or before July 15, 2003 (issued);

[iii]

50,000 shares issued on or before January 15, 2004 (issued);

[iv]

50,000 shares issued on or before July 15, 2004 (issued);

[v]

100,000 shares issued on or before January 15, 2005 (issued);

[vi]

100,000 shares issued on or before July 15, 2005 (issued);

[vii]

100,000 shares issued on or before January 15, 2006 (issued);

[viii]

100,000 shares to be issued on or before July 15, 2006;

[ix]

150,000 shares to be issued on or before January 15, 2007; and

[x]

150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]

$75,000 by April 8, 2004 (date extended by the Optionor);

[ii]

$175,000 in aggregate by April 8, 2005 (date extended by the Optionor);

[iii]

$300,000 in aggregate by April 8, 2006;

[iv]

$450,000 in aggregate by April 8, 2007; and

[v]

$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

The Company staked a further 18 claims to bring the total property to 56 claims.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Properties (continued)

[f]

Redford Property (Alberni Mining Division, B.C.)

The Company owns a 100% interest in 25 claims (432 units) in the Alberini Mining Division, B.C..

[g]

Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 628 mineral claims in the Dawson Mining District, Yukon Territory. A total of 558 claims were acquired through staking during the current year and the remaining 70 claims are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]

$10,000 paid to cover certain expenditures (paid);

[ii]

a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange (paid);

[iii]

a further $25,000 paid on or before January 1, 2004 (paid);

[iv]

a further $30,000 paid on or before January 1, 2005 (paid);

[v]

a further $35,000 paid on or before January 1, 2006 (paid); and

[vi]

a further $40,000 to be paid on or before January 1, 2007.

Share considerations to be made:

[i]

100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

[ii]

a further 100,000 shares issued on or before July 1, 2003 (issued);

[iii]

a further 200,000 shares issued on or before January 1, 2004 (issued);

[iv]

a further 100,000 shares issued on or before January 1, 2005 (issued);

[v]

a further 100,000 shares issued on or before January 1, 2006 (issued);

[vi]

a further 200,000 shares to be issued on or before January 1, 2007; and

[vii]

a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]

$150,000 before January 1, 2004 (incurred);

[ii]

$350,000 in aggregate before January 1, 2005 (incurred);

[iii]

$650,000 in aggregate before January 1, 2006 (date extended by the Optionor);

[iv]

$1,050,000 in aggregate before January 1, 2007; and

[v]

$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

4.

Mineral Properties (continued)

The following table represents exploration expenditures incurred during 2006:

	Albert Creek $	Antler Creek $	Carswell $	Cheyenne Gold $	Heidi $	Redford $	Shell Creek $	Total $

Assays	7,807	121	–	5,261	250	–	21,464	34,903
Camp supplies	–	–	–	–	–	–	5,794	5,794
Equipment rental	4,600	–	–	–	–	–	9,562	14,162
Filing and recording	–	604	–	–	–	–	10,152	10,756
Geochem surveys	–	–	–	–	–	–	15,516	15,516
Geologist fees and costs	120	–	–	–	838	–	4,837	5,795
Helicopter	12,375	–	–	–	–	–	152,807	165,182
Licenses and permits	312	–	–	–	2,500	–	2,900	5,712
Line cutting	47,811	–	–	–	–	–	13,400	61,211
Mapping	–	–	–	7,353	425	–	2,031	9,809
Miscellaneous	4,030	–	–	31	71	–	999	5,131
Mobilization	–	–	–	–	–	–	3,468	3,468
Supervision [Note 9[a]]	3,500	1,500	3,500	3,750	4,096	250	24,046	40,642
Surveys	8,585	2,655	–	3,185	1,435	–	116,695	132,555
Travel	1,906	–	–	–	–	–	40,567	42,473
Support wages	–	–	–	2,500	11,700	–	–	14,200

	91,046	4,880	3,500	22,080	21,315	250	424,238	567,309

The following table represents exploration expenditures incurred during 2005:

	Albert Creek $	Antler Creek $	Carswell $	Heidi $	Iron Horse $	Redford $	Shell Creek $	Total $

Assays	–	–	–	480	–	20,633	8,791	29,904
Assessment and filing fees	–	–	–	375	585	15,459	–	16,419
Camp costs	–	–	–	–	–	7,386	42	7,428
Drafting and report	–	–	65	89	–	325	488	967
Drilling and core logging	–	–	–	–	–	43,893	–	43,893
Equipment rental	–	–	–	–	–	344	–	344
Geochem surveys	–	–	–	–	–	–	22,804	22,804
Geologist fees and costs	–	–	1,551	4,787	200	25,715	27,183	59,436
Geophysics fees and costs	–	–	–	1,225	–	–	6,905	8,130
Helicopter	–	–	–	1,429	–	–	1,429	2,858
Supervision [Note 9[a]]	938	500	1,375	3,425	500	6,738	19,825	33,301
Surveys	–	–	–	–	–	–	13,229	13,229
Travel	–	–	–	1,868	–	2,148	4,145	8,161

Total	938	500	2,991	13,678	1,285	122,641	104,841	246,874

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

Share Capital

Authorized: 100,000,000 common shares without par value.

	Number of shares	Value $

Issued as at March 31, 2004	9,643,176	3,848,793

Issued during fiscal 2005 for:

Cash
Flow-through private placement	2,512,000	478,000
Non-flow-through private placement	3,814,036	886,841
Stock options exercised	100,000	20,000
Warrants exercised	188,000	37,600
Mineral property option payments	250,000	62,500
Finders’ fees	74,318	18,579
Subscriptions receivable from prior year received	–	10,400
Share issuance costs	–	(40,577)
Fair value of stock options exercised transferred from contributed surplus	–	4,410

Issued as at March 31, 2005	16,581,530	5,326,546

Issued during fiscal 2006 for:

Cash
Flow-through private placement	1,213,000	303,250
Non-flow-through private placement	1,273,333	335,000
Stock options exercised	350,000	140,000
Warrants exercised	1,596,500	349,525
Mineral property option payments	500,000	126,000
Finders’ fees	67,500	30,375
Share issuance costs	–	(47,312)
Fair value of stock options exercised transferred from contributed surplus	–	84,642
Flow-through shares renunciation	–	(277,925)

Issued as at March 31, 2006	21,581,863	6,370,101

For the year ended March 31, 2006:

[a]

On January 31, 2006, the Company issued 940,000 non-flow-through units at a price of $0.25 per unit for total proceeds of $235,000. Each non-flow-through unit consist of one non-flow-through common share and one non-flow-through share purchase warrant, with each share purchase warrant exercisable into one common share at a price of $0.35 expiring on January 31, 2007. In connection with this private placement, the Company paid $16,937 and issued 67,500 common shares at a fair value of $0.45 per share as finders’ fees.

[b]

On December 29, 2005, the Company issued 1,213,000 flow-through units at a price of $0.25 per unit for total proceeds of $303,250. Each flow-through unit consist of one flow-through common share and one half of one non-flow-through share purchase warrant, with one whole share purchase warrant exercisable into one common share at a price of $0.35 expiring on December 29, 2006. Pursuant to the flow-through shares issued, the Company is committed to spend $303,250 on Canadian Exploration Expenditures (“CEE”) which should be spent prior to December 31, 2006. Exploration expenditures of $303,250 were renounced in favour of subscribers effective December 31, 2005.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

5.

Share Capital (continued)

[c]

On August 15, 2005, the Company issued 333,333 non-flow-through units at a price of $0.30 per unit for total proceeds of $100,000. Each unit consists of one common share and one non-flow-through share purchase warrant exercisable at a price of $0.40 per share expiring on August 15, 2006.

[d]

Pursuant to the mineral property option agreements, the Company issued 500,000 shares at prices ranging from $0.12 to $0.30 per share for a total fair value of $126,000.

For the year ended March 31, 2005:

[a]

On February 5, 2005, the Company completed a non-brokered private placement, to a single investor, of 1,666,667 units at a price of $0.30 per unit, for proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share exercisable at a price of $0.40 per share, expiring on February 2, 2006.

[b]

On October 13, 2004, the Company completed a non-brokered private placement of 1,659,365 units, consisting of 647,365 non-flow-through units and 1,012,000 flow-through units, all at a price of $0.25 per unit, for proceeds of $414,841. Each non-flow-through unit consisted of one common share and one share purchase warrant and each flow-through unit consisted of one flow-through common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share exercisable at a price of $0.35 per share expiring in April 2006. In connection with this private placement, the Company paid finders’ fees of 74,318 common shares valued at $0.25 per share and $7,280 cash.

Pursuant to the flow-through shares issued, the Company was committed to spend $252,000 on CEE. Exploration expenditures of $252,000 were renounced in favour of subscribers effective December 31, 2004.

[c]

On April 23, 2004, the Company completed a non-brokered private placement consisting of 1,500,000 flow-through units and 1,500,000 non-flow through units all at a price of $0.15 per unit for proceeds of $450,000. Each flow-through unit consisted of one flow-through common share and one share purchase warrant. Each non-flow through unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share exercisable at a price of $0.20 per share expiring on April 22, 2005.

Pursuant to the flow-through shares issued, the Company was committed to spend $225,000 on CEE. Exploration expenditures of $225,000 were renounced in favour of subscribers effective December 31, 2004.

6.

Stock Options

The Company grants stock options to employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of five years from the grant date. The number of options, that may be issued under the plan, is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

6.

Stock Options (continued)

The following table summarizes the continuity of the Company’s stock options:

	Number of shares	Weighted average exercise price $

Outstanding, March 31, 2004	204,000	0.20
Granted	1,350,000	0.37
Exercised	(100,000)	0.20
Cancelled/forfeited	(279,000)	0.27

Outstanding, March 31, 2005	1,175,000	0.38
Granted	1,425,000	0.44
Exercised	(350,000)	0.40
Cancelled/forfeited	(500,000)	0.39

Outstanding, March 31, 2006	1,750,000	0.42

Additional information regarding options outstanding as at March 31, 2006 is as follows:

	Outstanding and Exercisable
Exercise price $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.30-0.50	1,750,000	1.60	0.42

The fair value of stock options granted during the year was $215,077 (2005 - $297,469). The weighted average grant date fair value of options granted during the year was $0.23 (2005 – $0.09) per option.

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2006	2005

Risk free interest rate	3.53%	3.02%
Expected life (in years)	2	2
Expected volatility	92%	134%

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

7.

Share Purchase Warrants

The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, March 31, 2004	50,200	0.20
Issued with private placements	5,820,032	0.29
Exercised	(188,000)	0.20
Expired	(200)	0.20

Balance, March 31, 2005	5,682,032	0.29
Issued with private placements	1,879,833	0.36
Exercised	(1,596,500)	0.22
Expired	(1,467,000)	0.21

Balance March 31, 2006	4,498,365	0.37

At March 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

911,865	0.35	April 13, 2006
100,000	0.35	April 25, 2006
1,666,667	0.40	August 1, 2006
333,333	0.40	August 15, 2006
546,500	0.35	December 29, 2006
940,000	0.35	January 31, 2007

4,498,365

8.

Contributed Surplus

The following table summarizes the continuity of the Company’s contributed surplus:

Amount $

Balance, March 31, 2004	9,085

Fair value of stock options granted	297,469
Fair value of stock options cancelled/forfeited	(31,526)
Fair value of stock options exercised transferred to share capital	(4,410)

Balance, March 31, 2005	270,618

Fair value of stock options granted	215,077
Fair value of stock options cancelled/forfeited	(104,235)
Fair value of stock options exercised transferred to share capital	(84,642)

Balance, March 31, 2006	296,818

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

9.

Related Party Transactions

[a]

The Company paid the following amounts to related parties at their exchange amounts:

	Year Ended March 31,
	2006	2005
	$	$
Management fees paid to a company controlled by the President of the Company	37,500	30,300
Property supervision fees paid to a company controlled by the President of the Company	40,642	33,300
Rent paid to a company with common officers and directors	20,250	11,577

	98,392	75,177

[b]

The amount of $Nil (2005 - $315) is due to the President of the Company and is non-interest bearing, unsecured and due on demand.

[c]

The amount of $16,111 (2005 - $14,417) is due to a company controlled by the President of the Company and is non-interest bearing, unsecured and due on demand.

[d]

The amount of $117,909 due to a company with common officers and directors represents accumulated costs for shared office expenses, administration wages and rent. As at March 31, 2005, the balance of $63,357 was due from this company. This amount is non-interest bearing, unsecured and due on demand.

[e]

Share subscriptions receivable of $177,000 (2005 - $20,000) is due from officers/directors for shares issued pursuant to the exercise of options and warrants. The amount is non-interest bearing, unsecured and due on demand. The amount of $110,000 was received subsequent to year end.

[f]

See Note 4[a] for mineral property option agreements with related parties.

10.

Income Taxes

The tax effects (computed by applying the Canadian federal and provincial statutory rate of 35.62%) of the significant temporary differences which comprise future tax assets and liabilities are as follows:

	2006	2005

Future income tax assets

Resource pools	$112,000	$234,000
Non-capital loss carry forwards	335,000	238,000

Total gross future income tax assets	447,000	472,000
Valuation allowance	(447,000)	(472,000)

Net future income tax asset	$–	$–

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

10.

Income Taxes (continued)

At March 31, 2006, the Company has non-capital losses carried forward of approximately $940,000 which are available to offset taxable income earned in Canada. These non-capital loss carryforwards expire as follows:

	$		$
2007	38,000	2014	92,000
2008	44,000	2015	278,000
2009	67,000	2026	340,000
2010	81,000

At March 31, 2006, the Company had cumulative Canadian Exploration Expenses of $451,000 which are deductible at a rate of 100% each year against future years’ taxable income and have no expiry date.

At March 31, 2006, the Company had cumulative Canadian Development Expenses of $1,285,000 which are deductible at a rate of 30% each year against future years’ taxable income and have no expiry date.

At March 31, 2006, the Company had Foreign Exploration and Development Expenses of $282,000 which are deductible at a rate of 10% each year against future years’ taxable income and have no expiry date.

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

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Balance Sheets	As at March 31
	2006 $	2005 $

Total assets under Canadian GAAP	2,479,672	1,611,132
Marketable securities (a)	345,600	–
Decrease in mineral properties due to expensing of mineral property costs (b)	(1,703,741)	(1,047,423)

Total assets under US GAAP	1,071,531	563,709

Shareholders’ equity under Canadian GAAP	2,299,405	1,566,260
Marketable securities (a)	345,600	–
Cumulative mineral properties adjustment (b)	(1,703,741)	(1,047,423)

Shareholders’ equity under US GAAP	941,264	518,837

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (continued)

Statements of Operations and Deficit	Years Ended March 31,
	2006 $	2005 $	2004 $

Net loss under Canadian GAAP	(179,610)	(571,209)	(147,619)
Mineral property costs written off (b)	(656,318)	(490,319)	(268,780)
Mineral properties written off	-	1,320	20,883

Net loss in accordance with US GAAP	(835,928)	(1,060,208)	(395,516)

Net loss per share under US GAAP	(0.06)	(0.08)	(0.05)

Statements of Cash Flows	Years Ended March 31,
	2006 $	2005 $	2004 $

Operating Activities
Operating activities under Canadian GAAP	(232,179)	(544,384)	16,294
Impairment of mineral property costs	148,068	–	–
Deferred exploration (b)	(591,653)	(479,892)	(177,549)

Operating activities under US GAAP	(675,774)	(1,024,276)	(161,255)

Investing activities
Investing activities under Canadian GAAP	(590,563)	(458,308)	(151,367)
Deferred exploration (b)	443,585	479,892	177,549

Investing activities under US GAAP	(146,978)	21,584	26,182

Financing activities
Financing activities under Canadian and US GAAP	953,838	1,258,092	242,467

(a)

Comprehensive income

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The impact of SFAS No. 130 on the Company’s financial statements is as follow:

	Years Ended March 31,
	2006 $	2005 $	2004 $
Net loss under US GAAP	(835,928)	(1,060,208)	(395,516)
Other comprehensive income:
Unrealized gain on marketable securities	345,600	–	–
Comprehensive net loss under US GAAP	(490,328)	(1,060,208)	(395,516)

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (continued)

(b)

Mineral property expenditures

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

(c)

Recent accounting pronouncements

On December 16, 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. Pro forma disclosure in the footnotes to financial statements is no longer an alternative. SFAS No. 123R permits public companies to adopt its requirements using one of two methods. The “modified prospective” method recognizes compensation expense based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date, and based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The “modified retrospective” method includes the requirements of the modified prospective method described above, but also permits entities to restate their historical financial statements based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either for all prior periods presented, or for prior interim periods of the year of adoption. As of January 1, 2006, the Company adopted the “modified prospective” method under SFAS No. 123R. There are no differences between US and Canadian GAAP.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB 29”.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanges with certain exceptions.  SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (continued)

(c)

Recent accounting pronouncements (continued)

In May 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.  These sections will be effective for the Company’s fiscal year starting on April 1, 2007.  The Company is evaluating the effect of these changes on the Company’s future reported financial position or results of operations.

Logan Resources Ltd.

(An Exploration Stage Company)

Notes to the Financial Statements

March 31, 2006 and 2005

(Expressed in Canadian Dollars)

12.

Subsequent Events

[a]

On April 26, 2006, the Company closed a brokered private placement through an agent, consisting of 6,250,000 flow-through units at a price of $0.55 per flow-through unit for gross proceeds of $3,437,500 and 1,250,000 non-flow-through units at a price of $0.50 per non-flow-through unit for gross proceeds of $625,000. Each flow-through unit consists of one flow-through common share and one half of one transferable warrant with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. Each non-flow-through-unit consists of one non-flow-through common share and one half of one transferable warrant, with each whole warrant entitling the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the agent was paid an 8% commission consisting of 445,000 units and $102,500 in cash. In addition, the agent received options to purchase up to 750,000 common shares at a price of $0.70 per common share for a period of eighteen months.

[b]

On May 4, 2006, the Company closed a non-brokered private placement of 1,000,000 non-flow-through units at a price of $0.50 per non-flow-though unit for gross proceeds of $500,000. Each unit consists of one non-flow-through common share and one half of one transferable warrant. Each whole warrant entitles the holder to purchase one non-flow-through common share for eighteen months at $0.70 per share. In connection with this private placement, the Company paid finders fee commission which consisted of 22,500 common shares and $6,500 in cash.

[c]

The Company issued 234,500 common shares pursuant to share purchase warrants exercised at $0.35 per share for proceeds of $82,075.

[d]

The Company issued 225,000 common shares pursuant to stock options exercised at $0.40 per share for proceeds of $90,000.

[e]

The Company granted a total of 625,000 stock options exercisable at prices of $0.50 and $0.70 per share for a period of two years.

[f]

The Company received $110,000 from officers/directors for shares issued. See Note 9[e].

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1.  Articles of Incorporation/Bylaws as currently in effect:

      Incorporated by reference to the Registration Statement and Form 6-K’s

2.  Instruments defining the rights of holders of equity or debt securities being registered.

                                         No Disclosure Necessary

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

8.  List of Subsidiaries:                No Disclosure Necessary

9.   Statement Regarding Date of Financial Statements: No Disclosure Necessary

10.  Notice Required by Rul3e 104 of Regulation BTR:   No Disclosure Necessary

11.  Code of Ethics as required by ITEM No. 16:        No Disclosure Necessary

12:  The certifications required by Rule 13a-14(a) or Rule 15d-14(a)

       --- Refer to Exhibit No. 12.1 and 12.2 ---

13.  The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

       --- Refer to Exhibit No. 13.1 and 13.2 ---

14.  Additional Exhibits:

       Incorporated by reference to the Registration Statement and Form 6-K’s