Form 20-F
period 2007-03-31
LOGAN RESOURCES LTD
filed 2007-11-05
CIK 1288268

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
ANNUAL REPORT
FISCAL 2007
ENDED MARCH 31, 2007

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

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

35,110,363

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

Index to Exhibits on Page 103

LOGAN RESOURCES LTD.

FORM 20-F
ANNUAL REPORT
FISCAL 2007
ENDED MARCH 31, 2007

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

BUSINESS OF LOGAN RESOURCES LTD.

Logan Resources Ltd. (the “Company") is a mineral exploration company. Its main focus is on property acquisition and exploration. The Company has interests in ten mineral properties (gold/copper/silver/uranium) in British Columbia, Yukon Territory, and Saskatchewan, respectively: Albert Creek, Antler Creek, Redford, Shell Creek, Heidi, Englishman, Cheyenne, Turn River, May Creek, and Carswell properties.

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

Zinc or Zn: A bluish-white metallic element resistant to atmospheric corrosion.

CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Feet	Meters	0.305
Meters	Feet	3.281
Miles	Kilometers	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (troy)	0.032
Ounces (troy)	Grams	31.103
Tonnes	Short tons	1.102
Short tons	Tonnes	0.907
Grams per tonne	Ounces (troy)	0.029
Ounces (troy) per tonne	Grams per tonne	34.438

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
                --- No Disclosure Necessary ---

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
                --- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2007/2006/2005 ended March 31st were derived from the financial statements of the Company that have been audited by Manning Elliott LLP, independent registered public accounting firm, as indicated in their audit report which is included elsewhere in this Annual Report. The selected financial data of the Company for Fiscal 2004/2003 ended March 31st was derived from the audited financial statements of the Company; these financial statements are not included herein.

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

     Table No. 1
Selected Financial Data
(CDN$ in 000, except per share data)

Year Ended	3/31/2007	3/31/2006	3/31/2005	3/31/2004	3/31/03
CANADIAN GAAP
Revenue	$0	$0	$0	$0	$0
Net Income (Loss)	$894	$(180)	$(571)	$(148)	$(102)
Basic Income (Loss)/Share	$0.03	$(0.01)	$(0.03)	$(0.02)	$(0.01)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00

Wtd. Avg. Shares (000)	31,646	18,757	13,693	8,640	5,811
Period End Shares (000)	34,550	21,582	16,582	9,643	8,076

Working Capital (3)	4,049	559	511	(13)	(-)
Mineral Properties	4,124	1,704	1,047	558	311
Capital Share	10,705	6,193	5,307	3,849	3,636
Shareholders’ Equity	8,217	2,299	1,556	551	344
Total Assets	8,374	2,480	1,611	713	372

US GAAP
Net Loss	(2,871)	$(836)	$(1,060)	$(396)	$(286)
Loss per Share	$(0.09)	$(0.06)	$(0.08)	$(0.05)	$(0.05)
Mineral Properties	$0	$0	$0	$0	$0
Shareholders’ Equity	$4,282	$941	$519	$(7)	$33
Total Assets	$4,439	$1,122	$564	$155	$61

(1)	Cumulative Net Loss since incorporation through 3/31/2007 under US GAAP was ($8,765,332).

(2)	a)	Under US GAAP, expenditures relating to exploration-stage properties are expensed in the period incurred.

	b)	Under US GAAP, during 2003, the Company recognized stock-based compensation based on the estimated fair value of stock options granted. This adjustment was not necessary in subsequent years.

(3)	Cash committed for the mineral exploration was reclassified as current for 2004. Under the new classification working capital deficit is $13,000

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

Table No. 2
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

August 2007	1.06	1.06	1.05	1.06
July 2007	1.05	1.05	1.05	1.05
June 2007	1.07	1.07	1.06	1.07
May 2007	1.09	1.10	1.09	1.10
April 2007	1.13	1.14	1.13	1.13
March 2007	1.17	1.17	1.17	1.17

Fiscal Year Ended 3/31/2007	1.14	1.14	1.14	1.14
Fiscal Year Ended 3/31/2006	1.19	1.20	1.19	1.19
Fiscal Year Ended 3/31/2005	1.28	1.40	1.18	1.21
Fiscal Year Ended 3/31/2004	1.35	1.48	1.30	1.31

Fiscal Year Ended 3/31/2003	1.38	1.60	1.51	1.47

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

Dependence Upon Key Management Employees
While engaged in the business of exploring mineral properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. The Company’s growth will depend on the efforts of its Senior Management, including its President/CEO, Seamus Young and its Corporate Secretary/CFO, Judith T. Mazvihwa. Loss of these individuals could have a material adverse effect on the Company. The Company has no key-man life insurance and there are no written agreements with them.

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

Need for Additional Financing to Finish Property Exploration/Development
The Company is engaged in the business of exploiting mineral properties. The Company believes it has sufficient funds to continue operations for the next 6 to 12 months depending on the level of exploration expenditures. However, additional financing will be required to carry out current exploration plans for calendar 2008. In the long term, further financing will be required to continue exploration and to develop the mineral properties identified and to place them into commercial production. The exploitation of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through equity financing or other means. Failure to obtain such financing may result in delay or indefinite postponement of work on the Company’s mineral properties, as well as the possible loss of such properties. Such delays, and possible inability to proceed with planned operations could cause loss of investment value.

History of Losses
The Company has a history of losses: (179,610), (571,209), ($147,619), ($101,904) and ($89,165) in Fiscal Years 2006/2005/2004/2003/2002 (in 2007 the Company had a income of $893,590 and a loss before income tax recovery of $450,439). Despite recent capital infusions, the Company will require significant additional funding to meet its business objectives. Capital will need to be available to help maintain and to expand work on the Company’s principal exploration properties. The Company may not be able to obtain additional financing on reasonable terms, or at all. If equity financing is required, then such financings could result in significant dilution to existing shareholders. If the Company is unable to obtain sufficient financing, the Company might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity. There is no limit to the number of authorized common shares but the current authorized share capital is 100,000,000 common shares, and the Company has no current plans to obtain financing through means other than equity financing and/or loans. Such losses and the resulting need for external financings could result in losses of investment value.

Broker-Dealers May Be Discouraged From Effecting Transactions In Our Common Shares Because They Are Penny Stocks And Are Subject To The Penny Stock Rules.
Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in “a penny stock”. A penny stock generally includes any non-NASDAQ equity security that has a market price of less than US$5.00 per share. Our shares are quoted on the TSX Venture Exchange, and the price of our common shares ranged from CDN$0.19 (low) to CDN$0.75 (high) during the period from 04/01/2006 to 03/31/2007 trading at $0.375 on 10/03/2007. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

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

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction
The Company is engaged in the acquisition and exploration of mineral resource properties. The Company has interests in ten mineral properties (gold/uranium/copper/silver) in British Columbia, Saskatchewan, and the Yukon Territory. Its mineral properties in British Columbia are Albert Creek, Antler Creek, Redford, in Saskatchewan the Company has the Carswell Dome property, and finally its properties in the Yukon Territory are the Shell Creek, Heidi, Englishman, Turn River, May Creek and Cheyenne properties. In the first three months of Fiscal 2008 from April 1, 2007 to June 30, 2007, the Company expended a total of $1,409,895 on property acquisition/exploration. $1,020,798 was spent on the Heidi property and $389,097 was spent on the Company’s other mineral interests.

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

The Company has 100,000,000 common shares without par value authorized. At 3/31/2007, the end of the Company's most recent fiscal year, there were 34,550,363 issued and outstanding.

Incorporation and Name Changes
Logan Resources Ltd. (the “Company”) was incorporated as a specially limited company on 06/26/1978 in the Province of British Columbia, Canada, under the name “Logan Mines Ltd. (NPL)” by registration of its Articles and Memorandum pursuant to the Company Act (British Columbia). On 07/21/1992, the Company was converted to a limited company and the name of the Company was changed to “Consolidated Logan Mines Ltd.”. The Company was registered as an extraterritorial company in the Northwest Territories from 07/08/1979 to 08/07/1998. On 01/30/2002, the name of the Company was changed to “Logan Resources Ltd.”. The Company was extra-territorially registered in the Yukon Territory on 06/30/2003.

Stock Splits/Consolidations
On 07/21/1992, the Company consolidated its share capital on the basis of three old shares for one new share. On 01/30/2002, the Company consolidated its share capital on the basis of five old shares for one new share. All references to number of shares or to per share data refer to post-consolidation data unless otherwise indicated.

Corporate History
In May 2000, the Company entered into an agreement to acquire the Antler Creek Property by issuing 20,000 post-consolidation common shares at a deemed fair market value of $10,000. This agreement was amended in June 2002. In September 2000, the Company entered into a Letter Agreement to acquire a 100% interest in the Albert Creek Property, by incurring $235,000 in related expenditures and issuing 220,000 post-consolidation common shares in three stages over four years.

In late 2001, the Company allowed the last four mineral claims representing 50 units (the Spanish Mountain Property) to lapse.

In January 2003, the Company entered into an option agreement to acquire a 100% interest in the Shell Creek Property, by paying $155,000, incurring $1,550,000 in exploration expenditures and issuing 1,000,000 common shares, all in stages over a five - year period.

In April 2003, the Company entered into an option agreement to acquire a 100% interest in the Heidi Mineral Claims, by paying $180,000, issuing 1,000,000 common shares, and incurring $600,000 of exploration expenditures, all in stages over a period of five years. The Company has met all the terms of the property agreement and now has 100% interest in the Heidi property. Subsequent to 03/31/2007, the Company staked an additional 166 claims, increasing the number of mineral claims from 54 to 220.

In April 2003, the Company entered into an option agreement to acquire a 100% interest in the Iron Horse Claims, by paying $75,000 and issuing up to 300,000 shares in stages over a period of three years. In April 2004, the Company allowed the option to lapse.

In 2005 the Company staked 2 claims covering an area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.

In March 2005, the Company entered into an option agreement, granting an option to a third party to earn a 50% interest in the Carswell Property by paying $25,000 cash, issuing 200,000 of its shares (all in stages over a period of three years) and incurring a total of $300,000 in exploration expenditures, all in stages over a period of five years.

In April 2005, pursuant to an option agreement dated April 15, 2004 and amended September 7, 2004, the Company granted an option to a third party to earn a 51% interest in the Albert Creek Property by issuing 150,000 of its shares and incurring a total of $300,000 in exploration expenditures, all in stages over a period of three years. The option agreement was cancelled by the optionee on March 16, 2006.

In December 2005, the Company entered into an option agreement to acquire a 100% interest in the Cheyenne Claims, by paying $300,000, issuing 1,000,000 of its shares, and incurring $500,000 of exploration expenditures, all in stages over a period of five years.

In August 2006, the Company entered into an option agreement to acquire a 100% interest in the May Creek property by issuing 750,000 shares, paying $225,000 and incurring $500,000 in exploration expenditures all in stages over a five year period.

In March 2007, the Company entered into an option agreement to acquire a 100% interest in the Englishman property by paying $50,000, issuing 250,000 shares and incurring $350,000 in exploration expenditures all in stages over a four year period.

In February 2007, The Company partnered with International KRL Resources Corp., a company related to Logan Resources Ltd. by common directors, and jointly acquired the Turn River project by staking 2,220 claims. Each company has a 50% interest in the mineral property. In August 2007 the Company and International KRL Resources Corp. staked an additional 1,311 claims prospective for nickel. The Turn River Project now consists of 3,531 claims over twelve independent blocks, covering approximately 74,287 hectares (183,567) acres.

In September 2007 Both Logan Resources Ltd. and International KRL Resources Corp. signed an agreement with Longview Capital Partners Incorporated granting Longview Capital Partners the option to earn a 50% interest in the Turn River project in the Yukon for $15 million in staged exploration expenditures.

Financings
The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Capital Raised

2000	Exercise of Warrants	100,000 shares	$100,000
2001	Options Exercised	10,000 shares	$7,500
	Shares for Property (1)	40,000 shares	$20,000
2002	Private Placement	1,000,000 Units	$50,000
	Shares for debt (1)	1,053,400 shares	$131,678
2003	Private Placement	2,050,000 Units	$246,000
	Agent Commissions (1)	164,000 shares	$19,680
	Shares for Property (1)	100,000 shares	$12,000
	Shares for Debt (1)	427,532 shares	$64,130
	Exercise of Warrants	900,000 shares	$90,000
2004	Private Placement	186,700 Units	$28,005
	Shares for Property (1)	940,000 shares	$103,000
	Exercise of Warrants	315,424 shares	$57,717
	Options Exercised	312,000 shares	$62,400
2005	Private Placement	6,326,036 Units	$1,364,841
	Exercise of Stock Options	100,000 shares	$20,000
	Exercise of warrants	188,000 shares	$37,600
	Shares for Property (1)	250,000 shares	$62,500
	Agent Commissions (1)	74,318 shares	$18,579
2006	Private Placement	2,486,333 Units	$638,250
	Exercise of Stock Options	350,000 shares	$140,000
	Exercise of warrants	1,596,500 shares	$349,525
	Shares for Property (1)	500,000 shares	$126,000
	Agent Commissions (1)	67,500 shares	$30,375
2007	Private Placement	9,770,000 Units	$5,070,500
	Exercise of Stock Options	225,000 shares	$90,000
	Exercise of warrants	1,706,000 shares	$640,850
	Shares for Property (1)	800,000 shares	$285,000
	Agent Commissions (1)	467,500 shares	$233,750

(1) Deemed fair market value for shares issued.

Capital Expenditures
Fiscal 2001:	$ 27,317,	predominately for property acquisition/exploration
Fiscal 2002:	$ 37,299,	predominately for property acquisition/exploration
Fiscal 2003:	$186,828,	predominately for property acquisition/exploration
Fiscal 2004:	$177,549,	predominately for property acquisition/exploration
Fiscal 2005:	$483,308,	predominately for property acquisition/exploration
Fiscal 2006:	$748,218,	predominately for property acquisition/exploration
Fiscal 2007:	$2,294,676,	predominately for property acquisition/exploration

Plan Of Operations

Source of Funds for Fiscal 2007

The Company’s primary source of funds since incorporation has been through the issuance of equity. Currently the Company does not have operating revenues, and the Company does not anticipate generating any during the next year. As of 3/31/2007, the Company had working capital of $4,049,000.

At 3/31/2007, the Company had 3,025,000 outstanding stock options with a weighted average exercise price of $0.47. At 3/31/2007, the Company had 5,665,000 outstanding share purchase warrants with a weighted average exercise price of $0.69. Since 3/31/2007 the Company granted 1,225,000 incentive stock options with exercise prices of $0.40 and $0.45. The Company is continuing to seek new equity investments.

Use of Funds for Fiscal 2008
During Fiscal 2008, the Company estimates that it might expend $780,000 on general/administrative expenses (expense excluding gains, losses and write/offs and non-cash stock based compensation). During Fiscal 2008, the Company estimates that it might expend $4,220,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees
The Company has no plans to add any additional personnel. Management anticipates that any property exploration efforts will be carried out by outside contractors.

4.B. BUSINESS OVERVIEW

The Company acquired three additional exploration properties in January 2003 and April 2003, the Shell Creek Property, the Heidi Mineral Claims, and the Iron Horse Claims (The Iron Horse property option agreement between Logan Resources Ltd. and Rich River Exploration Ltd. was terminated on April 24, 2004).In December 2005, the Company acquired the Cheyenne Property, a mineral exploration property located in the Yukon Territory. In August 2006, the Company acquired the May Creek property. In February 2007 and March 2007, the Company acquired the Turn River and Englishman properties. The May Creek, Turn River, and Englishman properties are all located in the Yukon Territory.

Redford Property, British Columbia, Canada

Location: 22km northeast of the town of Ucluelet, Vancouver Island.

The Company began Fiscal 2001 with only one property, the Redford Property, where it was conducting limited exploration, looking for gold. These modest efforts continued through most of Fiscal 2004. Diamond drilling was carried out on the Redford Property in March 2004. Six holes were drilled totaling 928.90 meters. Drill holes R-1-04 to R-4-04 and drill hole R-6-04 tested the strike and down-dip extensions of the Seamus Zone, the principal target on the property and drill hole R-5-04 tested the down-dip extension of the Walker Zone. The drill holes intersected intervals of albite-arsenic-gold mineralization with grades up to 1.18 g/t gold over 1.0 meter. Higher grades were obtained from previous surveys, up to 3.21g/t gold from feldspar-arsenopyrite alteration with quartz vein stockwork surrounding the drilled area. Additional drilling is recommended on the Seamus Zone to test the down dip extension of the arsenic–gold-quartz vein mineralization.

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

Antler Creek Property, British Columbia, Canada

Location: In the heart of Barkersville-Wells placer/lode gold camp, along strike from International Wayside’s Bonanza Ledge Zone.

The Company decided to add additional exploration properties starting in May 2000 and again in September 2004, the Antler Creek Property and Albert Creek Property, respectively. The Antler Creek Property was staked and then optioned by the Company in response to the nearby discovery, not on the Company’s property, of significant bulk tonnage-fissure-type gold intersection in Bonanza Ledge Gold zone. The property had had historic placer gold production from three creeks and been covered by Government Regional Geochemical Stream Silt Survey (RGS); the Company was unaware of any records of mapping, prospecting or soil geo-chemical surveys. During FY2001-FY2004, the Company has conducted modest exploration, mainly consisting of mapping, prospecting and soil/silt sampling.

Logan Resources Ltd. is also seeking a joint venture partnership for the Antler Creek property.

Subsequent to year end, the Company completed a Max Min electromagnetic (EM) survey over the Antler Creek gold project. The survey identified a number of conductors which Logan intends to test with a diamond drill program. The survey completed by EarthWorks Geophysical Consultants, of White Rock, BC, also recorded several secondary responses on the transverses.

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

Last fiscal year, the Company carried out an exploration program consisting of line cutting, soil geochemistry and magnetic and horizontal loop electromagnetic geophysical surveys. No significant mineralization was found near surface. A report dated January 2006 by J.L. LeBel, P.Eng recommends a deep penetrating electromagnetic survey to explore for mineralization at depth greater than 100 m.

The Albert Creek claims are in good standing until 2010 and the property is available for option.

Shell Creek Property, Yukon Territory

Location: located 75 kilometres northwest of Dawson City, in west-central Yukon Territory.

In January 2003, the Company acquired the Shell Creek property. In 2005, the Shell Creek Property was subject to preliminary rock sampling program that was inconclusive. Follow-up bulk sampling of the quartz veins, soil sampling, mapping, trenching, and magnetometer/soil surveys revealed potential drill targets. An extensive exploration program was planned for the Shell Creek Property for summer 2005.

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

The year ending 31 March 2006 exploration program was directed to evaluate the potential for the existence of copper-uranium-gold mineralization in the Proterozoic-age rocks on the property. This program was encouraged by initial positive results of regional geology, geochemical (stream sediments) and geophysical (aeromagnetics) data. The 2006 program consisted of a detailed helicopter-borne magnetic survey, a soil geochemical survey over the Shell Creek ridge, an orientation induced polarization survey and a gravity survey.

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

The preliminary review of the Induced Polarization/Resistivity (IP/Res) geophysical surveys completed on the property detected a well-defined, near surface anomaly that was mapped over a distance of 300 metres and a deeper 100 to 150-metre long anomaly to the immediate west. Anomalous copper assays of up to 230 ppm and 80 ppb gold are coincident with the near surface IP/Res anomaly. Both anomalies lie on the north side of an oblong 2.5 (E-W) x 1.5 (NS) kilometre gravity high with amplitude of greater than one milligal. These encouraging results define a significantly anomalous area that warrants an extensive drill program.

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

As the results of the 2006 program were successful in providing a preliminary assessment of the potential for Olympic Dam-type mineralization, Mr. George concluded that a drill program is warranted for the property and recommended that such a program be commenced in the 2007 field season to explore for Olympic Dam-type mineralization on the property.

Mr. George recognized a 6 kilometre by 3 kilometre area (18 square kilometres) that is underlain by anomalous copper-gold values, oblique structural trends not reflected on the near surface structural trends, and correlates with a regional gravity high. From this data Mr. George concluded that the area warranted follow-up by drilling and recommended 10 drill holes totalling 4,000 meters to provide an initial test of the 18 square kilometre area. Additional prospecting, and mapping were also recommended for the 2007 field season.

In 2007, the Company further evaluated the copper geochemical anomaly with a ground magnetic survey and mobile metal ions geochemical survey over a narrower line spaced grid. A total of 2,260 samples were collected in the geochemical survey. The assay results from these samples were greater than 200ppm copper and confirmed and increased the area covered by the copper anomaly. The Company drilled three holes on these areas of anomalous copper targets. As expected, these holes did not return significant values because the holes did not reach the intended target depths of 400-600 meters. The deepest hole drilled reached 176.26 meters. A two-meter sample assaying 1 g/t gold was intersected in the overburden-bedrock in Hole SCK-06-01. The Company plans to continue drilling in the following field season. Subsequent to March 31, 2007, Logan was mobilizing a diamond drill machine to the property in preparation for the diamond drill program. The Company also completed an airborne survey over the Shell Creek property, subsequent to March 31, 2007. Results from these exploration programs are still standing

Heidi Property, Yukon Territory

Location: Approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway.

The Heidi mineral property, since being optioned, has been the subject of a 33 rock-chip sampling program from five trenches, all of which returned anomalous gold with a significant percent containing encouraging results. Soil sampling immediately west of trenched area located two large and several small, strong gold anomalies in 2000 meter by 500 meter area. The anomalies remain open in several directions.

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

The magnetic and IP geophysical anomalies were compiled with soil geochemistry anomalies to help the property evaluation. The IP and soil survey anomalies overlap.

Work carried out on the Heidi Property by Logan Resources Ltd. and previous operators identified potential drill targets. The property was drill ready in 2005, and an extensive diamond drill program was planned when funds are available.

In 2006, Logan filed an independent NI 43-101 compliant report, dated 8 December, 2005, on the property on SEDAR (www.sedar.com). The author of the report is Mr. Peter T. George, P. Geo., a consulting geologist based in Hamilton, Ontario.

The 43-101 compliant report by Mr. George reviewed the results of earlier work by Homestake (1995 – 1996) and work completed in 2003 by the Vendor, which consisted of further geochemical sampling, a magnetometer survey and several IP test lines across coincident gold–arsenic geochemical anomalies. The Company’s sampling program during the course of its 2004 due diligence examination confirmed gold values reported by Homestake and independent grab samples which assayed up to 19.9 g/t gold.

Based on the results of both historical work (Homestake, 1995-1996), work by the vendor (2003) and the Company (2004), Mr. George concluded that the geological setting of the Heidi Property is permissive for epithermal gold mineralization in association with Tombstone Intrusives. He recommended an initial program of drilling of 1,600 metres in 8 holes to evaluate the current target area. If successful, this would be followed by induced polarization and in-fill drilling.

In fiscal 2007, the Company planned to continue drilling the Heidi property. Subsequent to March 31, 2007, the Company started a drill program designed to continue evaluating the targets identified in earlier programs. The Company completed 19 diamond drill holes on the Heidi property and it is waiting for assay results from the analytical laboratory.

Cheyenne Property, Yukon Territory

Location: 60 km northeast of Dawson City, 1.5 km east of the Dempster Highway, and 30 km west of Logan’s Heidi gold property in the Mayo Mining District, Yukon Territory.

In December 2005 the Company acquired the Cheyenne property. Mineralized quartz veins are reported on the Cheyenne property, by previous operators as cutting a sequence of Proterozoic to lower Cambrian Hyland Group sedimentary rocks. The veins are up to 1 meter in width and are tens of meters long. Assays are reported as high as 10% copper, 3% lead, 2.5% zinc, 300g/t silver and 30g/t gold. In other areas chip samples returned values as high as 270g/t gold. A historical drill program reported assay results up to 21g/t gold across 3.1 m.

Logan staked an additional 152 claims around the initial claims acquired and the Cheyenne gold project now consists of 364 mineral claims.

During the fiscal year ending March 31, 2007, Logan filed a NI 43-101 compliant report on its Cheyenne gold property with the B.C. Securities Commission. The author of this report is Mr. Peter T. George, P.Geo., a consulting geologist based in Hamilton, Ontario. Mr. George reported, there are seven known zones of gold and gold/silver mineralization over the property and Logan is the first operator to own the claims covering all seven showings. All of the known mineralization on the property appears to be related to hydrothermal fluids from the Antimony Mountain intrusion (Tombstone Intrusive type) and most of the gold showings on the Cheyenne property are vein type. Of particular interest is the Golden Wall showing, which is more typical of the skarn replacement type mineralization. The Golden Wall appears to be comprised of stratabound replacement type massive to disseminated sulphides. The Golden Wall zone is a high priority target and the Company rock sampled the zone.

The Company’s geologists collected six rock samples over a 10 meter area over the Golden Wall Zone as follow up to the geochemical sampling program conducted by the property’s previous operator. The samples were sent to Acme Laboratories Ltd. in Vancouver for fire assay analysis and the gold assay results are listed below.

Golden Wall (Cheyenne) Rock Sampling July 2006

Sample Number	Total Au gm/mt
MH-07-2006-01	5.04
MH-07-2006-02	2.16
MH-07-2006-03	0.88
MH-07-2006-04	1.08
MH-07-2006-05	2.17
MH-07-2006-06	3.08

These assay results verify geochemical surveys conducted by previous operators and confirm mineralization in the area. Logan also compiled results from recent and historic exploration activities conducted on the property. This process generated additional potential diamond drill targets on the Cheyenne property. The Company plans to carry out an aggressive exploration program on the Cheyenne property.

May Creek Property Yukon Territory

Location: Located in the Mayo Mining District in the Yukon Territory, 45 km west-northwest of the community of Mayo.

On December 6, 2006 Logan acquired the May Creek silver project. This property was discovered in 1922 and originally explored as a silver project. Exploration over the years identified multiple targets prospective for gold, copper, lead, zinc and silver. The property has never been drilled and Logan intends to evaluate the property during the 2007 exploration season. Subsequent to March 31, 2007, Logan began a reverse circulation drill program on the May Creek property.

Turn River Property Yukon Territory

Location: approximately 95 km northeast of Whitehorse in the Yukon Territory

During the year, Logan and International KRL Resources Corp. jointly acquired the Turn River Project by staking. The property is located in the Cassiar

Plateau and has potential for uranium. As of March, 31, 2007, the Turn River property consisted of 2,220 claims, covering approximately 46,900 hectares.

The highest known uranium silt geochemical values in the Yukon are found in the Cassiar Plateau region and values from the Turn River property are as high as 291ppm. This is significantly higher than the 95th percentile (13.6ppm) for uranium silt geochemical samples in the region.

Subsequent to March 31, 2007, the Company and International KRL Resources staked an additional 1,311 claims prospective for nickel at the Turn River project. Samples collected from the newly staked claims by the GSC in a 2003 regional stream geochemical survey, returned values up to 545 ppm nickel. The massive uranium-nickel project now consists of 3,531 claims over twelve independent blocks, covering approximately 74,287 hectares (183,567) acres. Each company holds a 50% interest in the project.

During the 2007 field season both Logan and International KRL Resources Corp. plan an airborne radiometric survey over the property.

Englishman Property Yukon Territory

Location: located in the Watson Lake Mining District of the Yukon Territory, 160 km east of Whitehorse and 60 km northeast of Teslin During the year, the Company acquired the Englishman property which consists of 16 mineral claims covering 826 acres (334.5 hectares). The property was originally staked as the ABBA claims by Urangesellschaft and Eldorado Nuclear in 1978-1979 as follow up to its regional reconnaissance radiometric survey. In 1979 Urangesellschaft conducted detailed airborne and ground radiometric surveys, mapping and sampling. The sampling program identified widespread stream silt uranium anomalies with silt samples returning values up to 5280ppm (0.528%) uranium and bedrock samples up to 900ppm (0.09%) uranium with anomalous lead and molybdenum. In the same year, Eldorado Nuclear added a large block of claims to the south and conducted mapping, radiometric surveying and geochemical sampling. In 1985, the GSC conducted a regional stream silt sampling program of the Yukon. The highest uranium value 481ppm (0.0481%) recovered for the entire program was found on this property. Refer to Note 4 to financial statement for details on the property option agreement.

Carswell Property Saskatchewan

Location: located on the Carswell Dome Formation, Athabasca Basin, Saskatchewan

In 2005, the Company staked 2 claims, covering an area of 7,552 hectares (18,661 acres). The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). As of year end, Logan was negotiating terms of a joint venture with ESO.

		Antler	Albert	Shell		(1)Iron
	Redford	Creek	Creek	Creek	Heidi	Horse
ACQUISITION COSTS
Balance 3/31/2000	$3,167	$0	$0
Incurred during FY2001	---	$10,000	$10,000
Balance 3/31/2001	$3,167	$10,000	$10,000
Incurred during FY2002	---	6,773	---
Balance 3/31/2002	$3,167	$16,773	$10,000
Incurred during FY2003	---	12,000	---
Balance 3/31/2003	$3,167	$28,773	10,000	$0	$0	$0
Incurred during FY2004	$1,520	$0	$24,000	$63,000	$40,000	$13,800
Written off	$0	$0	$0	$0	$0	$(13,800)
Balance 3/31/2004	$4,687	$28,773	$34,000	$63,000	$40,000	$0
Incurred during FY2005	$27,601	$0	$0	$156,275	$98,951	$0
Balance 3/31/2005	$32,288	$28,773	$34,000	$219,775	$138,951	$0
Incurred during FY2006	$0	$0	$6,757	$85,756	$90,500	$0
Balance 3/31/2006	$32,288	$28,773	$40,757	$305,031	$229,451	$0
Incurred during FY2007	$0	$0	$0	$117,050	$141,053	$0
Balance 3/31/2007	$32,288	$28,773	$40,757	$422,081	$370,504	$0

	Cheyenne	Carswell	May Creek	Turn River
ACQUISITION COSTS
Balance 3/31/2000
Incurred during FY2001

Balance 3/31/2001

Incurred during FY2002

Balance 3/31/2002

Incurred during FY2003

Balance 3/31/2003
Incurred during FY2004
Written off
Balance 3/31/2004		$0
Incurred during FY2005	$12,692
Recovered through option	$(12,692)
Balance 3/31/2005		$0
Incurred during FY2006	$91,055	$0
Balance 3/31/2006	$91,055	$0
Incurred during FY2007	$157,800	$0	$78,000	$237,485
Balance 3/31/2007	$248,855	$0	$78,000	$237,485

		Antler	Albert	Shell		(1)Iron
	Redford	Creek	Creek	Creek	Heidi	Horse
EXPLORATION COSTS
Balance 3/31/2000	$51,147	$0	$0
Incurred during FY2001	7,672	9,601	20,044
Balance 3/31/2001	$58,819	$9,601	$20,044
Incurred during FY2002	8,544	6,097	18,003
Balance 3/31/2002	$67,363	$15,698	$38,047	$0
Incurred during FY2003	6,757	6,628	117,826	$16,268
Balance 3/31/2003	$74,120	$22,326	$155,873	$16,268	$0	$0
Incurred during FY2004	$50,935	$5,580	$5,682	$7,724	$49,456	$7,083
Written off	$0	$0	$0	$0	$0	$(7,083)
Balance 3/31/2004	$125,055	$27,906	$161,555	$23,992	$49,456	$0
Incurred during FY2005	$122,640	$500	$937	$83,589	$11,207	$1,285
Adjustment to METC Claims	12,348	$493	$21,566	$0	$(10,895)	$35
Recovered through option	$0	$0	$(36,000)	$(213)	$0	$0
Written off - returned	$0	$0	$0	$0	$0	$(1,320)
Balance 3/31/2005	$260,043	$28,899	$148,058	$107,368	$49,768	$0
Incurred during FY2006	$250	$4,880	$91,046	$424,238	$21,315	$0
Adjustment to METC Claims	$0	$0	$0	$80,529	($1,030)	$0
Recovered through option	$0	$0$(100,000) $0			$0	$0
Written off - returned	$0	$0	$0	$0	$0	$0
Balance 3/31/2006	$260,293	$33,779	$139,104	$451,077	$70,053	$0
Incurred during FY2007	$2,363	$24,483	$7,849	$1,005,650	$711,299	$0
Adjustment to METC Claims	$0	$(1,441)	$(40)	$(115,234)	$(81,477)	$0
Recovered through option	$0	$0	$0	$0	$0	$0
Written off - returned	$0	$0	$0	$0	$0	$0

Balance 3/31/2007	$262,656	$56,821	$146,913	$1,341,493	$699,875	$0

	Cheyenne	Carswell	May Creek	Turn River

EXPLORATION COSTS
Balance 3/31/2000
Incurred during FY2001
Balance 3/31/2001
Incurred during FY2002
Balance 3/31/2002
Incurred during FY2003
Balance 3/31/2003
Incurred during FY2004
Written off
Balance 3/31/2004		$0
Incurred during FY2005		$2,991
Adjustment to METC Claims		$0
Recovered through option		$(2,991)
Written off - returned		$0
Balance 3/31/2005		$0
Incurred during FY2006	$22,080	$3,500
Adjustment to METC	$0	$0
Recovered through option	$0	$(12,500)
Written off - returned	$0	$9,000
Balance 3/31/2006	$22,080	$0
Incurred during FY2007	$137,162	$10,250	$11,925	$0
Adjustment to METC Claims	$(12,175)	$0	$(1,114)	$0
Recovered through option	$0	$(43,000)	$0	$0
Written off - returned	$0	$32,750	$0	$0

Balance 3/31/2007	$147,067	$0	$10,811	$0

(1) Property written off.

United States vs. Foreign Sales/Assets

During fiscal years 2003- 2007, the Company generated no sales revenue and all assets were located in Canada.

4.C. Organization Structure

Logan Resources Ltd. (the “Company”) was incorporated on 6/26/1978 in the Province of British Columbia, Canada. The Company has no subsidiaries.

4.D. Property, Plant and Equipment

The Company’s executive offices are located in rented premises of approximately 2,608 sq. ft. at 1066 West Hastings Street, #1640, Vancouver, British Columbia, Canada V6E 3X1. The Company began occupying these facilities in July 2006. Monthly rent is $3,000.

     Figure No.1
Mineral Properties Map
British Columbia

Mineral Map
Carswell Dome

CARSWELL FORMATION
ATHABASCA BASIN
SASKATCHEWAN
N
LGR CLAIMS
CLUFF LAKE URANIUM MINE
(PAST PRODUCER)
STAKED CLAIM
URANIUM MINERAL OCCURRENCE

Redford Property
British Columbia,
Canada Gold Exploration

Acquisition Details

The Company entered into an agreement dated 4/28/1995, as amended on 7/14/1995, to earn a 100 % interest in the “Lucky” and “Toq’ claim groups, located in the Alberni Mining Division of British Columbia. The agreement was terminated on 7/6/1998, and related acquisition costs and deferred exploration costs totaling $287,646 were written off. The Company returned the “Lucky” and “Toq” claims to the optionor, but retained four claims staked in the western portion of the property, which are known as the Redford Property. One of these claims was cancelled in July 2003 and re-staked. These claims were held in trust for the Company by its President except for the fifth claim that was staked in 2002. The claims have since been transferred and the Company now owns a 100% interest in the claims. The Company staked an additional 20 claims. The property now consists of 25 claims comprising of 432 units.

Property Description/Location/Access

The property is located 22 kilometers northeast of Ucluelet on Vancouver Island, British Columbia, within the Alberni Mining Division. It is located on the west coast of Vancouver Island within the Mackenzie Range, an area of rugged, steep topography and dense old growth forest.

The property comprises 25 contiguous claims (432 units), or approximately 10,800 acres. The original 5 claims of this property were staked in 1995 and 1997, then re-staked in 2003. The claims are owned 100% by Logan Resources Ltd.

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

Albert Creek Property
British Columbia, Canada
Silver/Zinc/Lead/Cadnium Exploration

Acquisition Details
On 9/15/2000, the Company owns the right to earn a 100% interest (51% has been earned), subject to a 2% NSR Royalty, in eleven mineral claims from two individuals, one being the President of the Company. This option is exercisable in three stages. The first stage (51%) has been completed by 34 paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 common shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 common shares and incurring a further $100,000 of exploration expenditures by 9/26/2003. The third stage (25%) was completed subsequent to March 31, 2007 by issuing 360,000 shares.

The Company now has 100% interest in the Albert Creek property which has 15 mineral claims subject to a 2% net smelter royalty. The Company has the right to acquire 50% of the NSR by paying $1,000,000.

Property Description/Location/Access
The area of Albert Creek property comprises 4,900 hectares, located in Northern British Columbia near the border with the Yukon Territory. The property consists of 15 mineral claims in un-patented, contiguous claims situated in the Liard Mining Division. The property has not been surveyed by a legal land surveyor.

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

Heidi Property
Yukon Territory, Canada
Gold Exploration

Acquisition Details
On 4/8/2003, the Company entered into an agreement to acquire a 100% interest in 20 mineral claims in the Mayo Mining District, Yukon Territory from Shawn Ryan. In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $180,000 in cash payments, issue 1,000,000 common shares and expend $600,000 on exploration of the Shell Creek Property over a period of five years. As of March 31, 2007, the Company had paid $155,000, issued 850,000 shares and expended $600,000 on exploration. The Company retained the right to acquire a 1 % NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

Subsequent to the year ending March 31, 2007, the Company paid $25,000 and issued 150,000 shares, completing the final property payment to earn a 100% interest in the property. It now has a 100% interest in the Heidi property subject to a 2% NSR. The Company also staked 166 claims around the 54 claims which originally comprised the Heidi project to secure additional ground around priority target areas. The Heidi property now consists of 220 mineral claims covering approximately 4,074 hectares (10,067 acres).

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

Shell Creek Property
Yukon Territory, Canada
Gold/Copper Exploration

Acquisition Details
On 3/31/2003, the Company entered into an agreement (dated for reference 1/1/2003) to acquire a 100% interest in 70 mineral claims in the Dawson Mining District, Yukon Territory from Shawn Ryan. In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $155,000 in cash payments, issue 1,000,000 common shares and expend $1,550,000 on exploration of the Shell Creek Property over a period of five years. As of March 31, 2007, the Company had paid $155,000, issued 800,000 shares and expended $1,050,000 on exploration. The Company retained the right to acquire a 1% NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

In fiscal 2005 and 2006, the Company staked an additional 558 claims. The Shell Creek property now consists of 628 mineral claims.

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

The property is covered by government airborne magnetic and regional geochemical surveys (RGS), and been mapped, trenched, partially covered by soil/silt/ground magnetic surveys, and preliminarily rock sampled.

Carswell Dome Uranium Property
Saskatchewan, Canada
Gold/Copper Exploration

Acquisition Details

Logan Resources Ltd. staked 2 claims on the Carswell Dome Formation, Athabasca Basin, Saskatchewan, covering an area of 7,552 hectares. The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 15, 2005, ESO Uranium Corp. must do the following to earn a 50% interest in mineral claims:

  pay $25,000 (paid)
  issue 200,000 of its common shares (issued)
  fulfilling a work commitment of $300,000 on the property over 3 years.

The Company is currently negotiating a joint venture agreement with ESO Uranium Corp.

Property Description/Location/Access
The property is located on the Carswell Dome Formation on the Athabasca Basin of Saskatchewan, adjacent to Cluff Lake Mine boundary and less than 7km from the uranium deposits.

Cheyenne Property
Yukon Territory, Canada
Gold Exploration

Acquisition Details
On 12/23/2005, the Company entered into an agreement to acquire a 100% interest in 364 mineral claims in the Mayo Mining District, Yukon Territory from Shawn Ryan. In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $300,000 in cash payments, issue 1,000,000 common shares and expend $500,000 on exploration of the Cheyenne Property over a period of four years. As of March 31, 2007, the Company had paid $100,000, issued 400,000 shares and expended $100,000 on exploration. The Company retained the right to acquire a 1 % NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

Property Description/Location/Access
The property is located 65 kilometers northeast of Dawson City, Yukon Territory, 1.5 kilometers east of the Dempster Highway, and 30 kilometers from the Heidi Property. Access is by helicopter.

The property is covered by government airborne magnetic survey, and has been prospected, mapped, soil sampled and trenched.

May Creek Property
Yukon Territory, Canada
Silver, Gold, Copper, Zinc Exploration

Acquisition Details
On 8/01/2006, the Company entered into an agreement to acquire a 100% interest in 84 mineral claims in the Mayo Mining District, Yukon Territory from Shawn Ryan. In order to earn a 100% interest, subject to a 2% NSR retained by Ryan, the Company must make $225,000 in cash payments, issue 750,000 common shares and expend $500,000 on exploration of the May Creek Property over a period of five years. As of March 31, 2007, the Company had paid $20,000, issued 150,000 37 shares and expended $11,925 on exploration. The Company retained the right to acquire a 1% NSR by paying $2,000,000 to Ryan, and has a right of first refusal on the balance of the NSR.

Property Description/Location/Access
The property is located 45 kilometers west-northwest of the community of Mayo. Access to the May Creek property is via bulldozer trail system which connects to property to the highway linking the community of Mayo to Whitehorse.

Englishman Property
Yukon Territory, Canada
Uranium Exploration

Acquisition Details
On 3/27/2007, the Company entered into an agreement to acquire a 100% interest in 16 mineral claims in the Watson Lake Mining District, Yukon Territory from 39777 Yukon Inc. In order to earn a 100% interest, subject to a 2% NSR retained by 39777 Yukon Inc., the Company must make $50,000 in cash payments, issue 250,000 common shares and expend $550,000 on exploration of the property over a period of three years. As of March 31, 2007, the Company had paid $5,000 and issued 50,000 shares. The Company retained the right to acquire a 1% NSR by paying the Optionor $2,000,000, and has a right of first refusal on the balance of the NSR.

Property Description/Location/Access
The property is located 160 kilometers east of Whitehorse and 60 kilometers northeast of Teslin.

Turn River Property
Yukon Territory, Canada
Uranium Exploration

Acquisition Details
During February 2007, the Company and International KRL Resources Corp., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims. Subsequent to 31 March 2007, the Company and International KRL Resources Corp. added an additional block with potential for nickel. The Turn River project now consists of 3,531 claims.

Property Description/Location/Access
The property is located approximately 95 kilometers northeast of Whitehorse. Access is via the Canol Road.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion for the fiscal years ended March 31, 2003 - 2007 should be read in conjunction with the financial statements of the Company and the notes thereto.

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

Operating Results

Fiscal 2007 Ended 3/31/2007 versus Fiscal 2006

During the year, the Company raised $625,000 from a brokered private placement of 1,250,000 units at a price of $0.50 per unit. The Company also raised $500,000 from a non brokered private placement of 1,000,000 units at a price of $0.50 per unit. The Company issued 6,250,000 Flow-through shares at $0.55 per unit, raising $3,437,500 through a brokered private placement. The Company also issued 1,270,000 flow through shares at $0.40 per unit, raising $508,000 through a non brokered private placement.

Through the exercising of 1,706,000 warrants and 225,000 options $730,850 was netted. A total of $2,275,470 was spent on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $999,370, which includes non-cash stock-based compensation totaling $217,568. There was a net increase in cash of $407,258 for the year.

SELECTED ANNUAL INFORMATION

	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004
Net Income (loss)	893,590	(179,610)	(571,209)	(147,619)
Net Income (loss) per share (basic and diluted)	0.03	(0.01)	(0.03)	(0.02)
Total assets	8,373,806	2,479,672	1,611,132	713,204

As the Company has no revenues, increased activity causes increased losses. Other losses can be caused by write-downs or write-offs of assets which do not follow a trend. The future income tax recovery and gain on sale of marketable securities resulted in decreasing the overall loss for the Company.

Net income in the current year was $893,590 compared to a net loss of $179,610 for the prior year, reflecting a net overall improvement of $1,073,200. Significant line item changes were as follows:

  Provision for future income tax recoveries of $1,344,029 was made.
  Stock-based compensation increased by $106,726 mainly due to higher expected volatility or fluctuation in share price.
  Management fees increased by $70,000 due to competitive compensation adjustments.
  Office expense increased by $40,778 mainly due to increased costs of the new premises.
  Travel and promotion increased by $129,540 due to increased efforts to raise the profile of the company.

SUMMARY OF QUARTERLY RESULTS

	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Net income (loss) before tax	71,512	(91,279)	(231,111)	(199,561)	(106,085)	(73,320)	(204,999)	(73,131)
Net income (loss) per share (Basic and Diluted)	0.002	(0.003)	(0.007)	(0.007)	(0.005)	(0.004)	(0.01)	(0.004)

LIQUIDITY

As at March 31, 2007 the Company had working capital of $4,049,150 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking further funds, from private placement financings, to meet these commitments or may seek extensions to the exploration schedule. Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments listed below and in the notes to the financial statements, the Company will need to raise additional capital. The Company plans to do this through private placements and public offerings.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Shell Creek, Cheyenne, May Creek, and Englishman properties are held under option agreements. Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines. Details of these requirements are listed in the notes to the audited annual financial statements.

At the date of this report, all cash payments on the above four property options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Cheyenne, May Creek and Englishman options, cash expenditure requirements for the year ahead amount to approximately $100,000. The Heidi, Albert Creek, Antler Creek, Carswell and Redford properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good standing. The Shell Creek only has one more share consideration of 200,000 due to be issued on or before January 1, 2008.

EXPLORATION EXPENDITURES

The Company spent a total of $1,699,500 net of tax credits recoverable of $211,481, on exploration in the current period. The focus of the work in the current period was on the Company’s Heidi and Shell Creek properties in the Yukon where expenditures totaled $1,520,238 net of tax credits of $196,711 recoverable. A total of $179,262, net of tax credits of $14,770, recoverable, was spent on the Company’s remaining mineral interests. Full details on exploration expenditures are disclosed in Note 4 accompanying the audited annual financial statements. See the mineral property update below, for further details of activities.

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

  Provision for future income tax recoveries of $277,925 was made.
  Mainly due to lower expected volatility or fluctuation in share price the non-cash Stock-based compensation decreased by $155,101. Management fees increased by $10,730 as an incentive to increase productivity.
  Office expense increased by $21,796 mainly due to increased costs of the new premises.
  Travel and promotion increased by $66,419 due to increased efforts to raise the profile of the company.

SUMMARY OF QUARTERLY RESULTS

	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Net Income (Loss) before tax	(106,085)	(73,320)	(204,999)	(73,131)	(184,221)	(101,500)	(103,207)	(182,281)
Net Income (Loss)per share (Basic and Diluted)	(0.01)	(0.004)	(0.01)	(0.004)	(0.012)	(0.01)	(0.01)	(0.02)

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

Under the Cheyenne and Heidi options, cash expenditure requirements for the year ahead amount to approximately $110,000. The Albert Creek, Antler Creek, Carswell and Redford properties have no further payment requirements, beyond the exploration required for standard assessment to keep the claims in good 41 standing. The 75% interest now held in the Albert Creek property can be increased by a further issue of shares at the option of the Company (see notes to financial statements).

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
  Office rent increased from $16,023 to $37,491 due to expansion of premises.
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

The Net Loss was increased to ($147,619) from ($101,904). Net Loss Per Shares was ($0.02) versus ($0.02) .

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

In May 2000, the Company entered into an agreement to acquire the Antler Creek Property by issuing, during Fiscal 2002, 20,000 post-consolidation common shares at a deemed fair market value of $10,000. In September 2000, the Company entered into a Letter Agreement to acquire a 100% interest in the Albert Creek Property, by incurring $235,000 in related expenditures and issuing 220,000 post-consolidation common shares in three stages over four years. In late 2001, the Company allowed the last four mineral claims 44 representing 50 units (the Spanish Mountain Property) were allowed to lapse. In January 2003, the Company entered into an option agreement to acquire a 100% interest in the Shell Creek Property, by incurring $1,550,000 in related expenditures and issuing 1,000,000 common shares, all in stages over a five-year period.

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

--- No Disclosure Necessary ---

5.G. Safe harbor.

This Form 20-F Annual Report contains forward-looking statements including but not limited to comments regarding the timing and content of upcoming operation and exploration plans and business development plans. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.

Forward looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

     Table No. 6
Directors and Senior Management
October 10, 2007

			Date of First
			Election or
Name	Position	Age	Appointment

F. Charles Vickers (1)(2)	Director	58	June 2005
Peter F. Cummings (1)(3)	Director	50	March 2004
Judith T. Mazvihwa (1)(3)(4)	Director/Chief Financial Officer/	33	Sept
2003

Corporate Secretary
Clifford H. Frame (5)	Director	74	July
2005
Seamus Young (3)(6)	Director/President/CEO	67	May 1991

(1) Member of Audit Committee.
(2) Resident/Citizen of Texas, US.
(3) Resident/Citizen of British Columbia, Canada.
(4) She spends about half of her time on the affairs of the Company.
(5) Resident/Citizen of Ontario, Canada.
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

Judith T. Mazvihwa is a mining geologist with 10 years geology and management experience. She recently earned a MBA and is working towards her CMA designation through Simon Fraser University School of Business. From December 1996 to April 1997, she was a geologist with Prospecting Ventures Ltd.; from

June 1997 to September 1999, she was Mining Geologist Section Head with Casmyn Mining Zimbabwe (Pvt) Ltd.; from March 2002 to April 2002, she was a geologist with Cumberland Resources Ltd.; and from April 2002 to November 2002, she was a geologist with Northgate Exploration Ltd. Since December 2002, she was Officer Manager with International KRL Resources Corp. and since December 2003, she has been a CFO and Director of International KRL Resources Corp., a mineral exploration company publicly traded on the TSX Venture Exchange.

Seamus Young has over 40 years experience in the mineral exploration business, running both public and private companies. He has a proven record of acquiring prospective projects and putting together highly skilled exploration teams to advance them. In 1966 he founded Donegal Developments Inc., one of Canada's longest running mineral exploration contracting companies. In 1983 Seamus acquired International KRL Resources Corp. and has been President and CEO since that time. Mr. Young became President and CEO of Logan Resources Ltd. in 1992. He has put together an impressive Canadian portfolio of prospective projects with discovery potential for Logan since that time.

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

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2007 ended 3/31/2007 was $202,100, consisting of: $112,500 as a management and administration fee paid (or accrued) to T-Bags Management Inc., a private company controlled by the President/Director, Seamus Young; $63,025 paid or accrued to the aforesaid T-Bags Management Inc. for property exploration supervision by the President/Director, Seamus Young; $26,575 paid to the CFO/Director, Judith Mazvihwa.

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

Stock Options. The Company may grant stock options to Directors, Senior Management, and employees/consultants. Refer to ITEM #6.E., "Share Ownership" and Table #7, #8, #10 for information about stock options granted, stock options exercised, and stock options outstanding. No SARs (stock appreciation rights) were granted or exercised during Fiscal 2007. During Fiscal 2007, 225,000 stock options were cancelled.

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period.

Table No. 7
Stock Option Grants in Fiscal 2007 Ended 3/31/2007

	Percentage			Market Value of Securities
	Number	of	Exer.		Underlying Options
	of	Total	Price			on Date
	Options	Options	Per	Grant	Exp’r	of Grant
Name	Granted	Granted	Share	Date	Date	Per Share

Judith Mazvihwa	150,000	8.7%	$0.70	5/26/2007	5/26/2009	$0.49
	100,000	5.8%	$0.37	3/23/2007	3/23/2009	$0.32

Peter F. Cummings	150,000	8.7%	$0.70	5/26/2007	5/26/2009	$0.49
	100,000	5.8%	$0.37	3/23/2007	3/23/2009	$0.32

Seamus Young	200,000	11.6%	$0.70	5/26/2007	5/26/2009	$0.49
	200,000	11.6%	$0.37	3/23/2007	3/23/2009	$0.32

Clifford F. Frame	100,000	5.8%	$0.37	3/23/2007	3/23/2009	$0.32

Management Total	1,000,000	58%
Consultants/Others (1)	725,000	42%
Total	1,725,000	100%

Options were vested upon granting.

Table No. 8 gives certain information concerning stock option exercises during Fiscal 2007 Ended 3/31/2007 by our Senior Management and Directors. It also gives information concerning stock option values. During Fiscal 2007, 225,000 stock options in aggregate were exercised.

Table No. 8
     Aggregated Stock Options Exercises in Fiscal 2007
Fiscal Yearend Unexercised Stock Options / Stock Option Values
Senior Management/Directors

Number of Shares Acquired on Excercise		Value Realized	Number of Unexcercised Options of Fiscal Year-end Excercisable/Unexcercisble		Value of Unexcercised In-the Money Options at Fiscal Year-end Excercisable/Unexcercisble
Name

Seamus Young	0	$0	200,000 @	$0.50	$0
			200,000 @	$0.70	$0
			200,000 @	$0.37	$0
Judith T. Mazvihwa	0	$0	100,000 @	$0.50	$0
	0	$0	150,000 @	$0.70	$0
			100,000 @	$0.37	$0

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

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

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

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

6.C. Board Practices

6.C.1. Terms of Office. Refer to ITEM 6.A.1.
6.C.2. Directors’ Service Contracts.
--- No Disclosure Necessary ---

6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company. The current members of the Audit Committee are: F. Charles Vickers, Peter F. Cummings, and Judith T. Mazvihwa. The Audit Committee intends to meet at least four times during Fiscal 2008.

Due to the passing into law, of the new Business Corporations Act (British Columbia) in 2004, the Company revised its articles. All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles. Officers are appointed to serve at the discretion of the Board of Directors. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

The fundamental objective of the Board is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The Board’s duties and responsibilities are all carried out in a manner consistent with that fundamental objective. The principal duty and responsibility of the Board is to oversee the management and operations of the Company, with the day-today management of the business and affairs of the Company delegated by the Board to the CEO and other Senior Management.

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

6.D. Employees
As of 10/10/2007, the Company had seven employees, including the Senior Management. As of 3/31/2006 there were seven employees on average and as of 3/31/2005, there were five employees on average (including the Senior Management). None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership
Table No. 9 lists, as of 10/10/2007, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common share, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. Table No. 8 shows the only persons/companies where the Company is aware that a shareholder has 5% or greater beneficial interest in the Company’s securities.

Table No. 9
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class #

Common	Seamus Young (1)	2,185,889	6.22%
Common	Judith Mazvihwa	62,500	0.18%
Common	Peter Cummings	88,500	0.25%
Common	F. Charles Vickers (2)	2,541,667	7.24%
Common	Clifford H. Frame
560,000	1.59%
Total Directors/Management/5% Holders		4,976,556	15.49%

(1)	616,032 are held by Donegal Development Ltd, a private company controlled by Mr. Young.
14,000 are held by T-Bags, a private company controlled by Mr. Young.

(2)	2,541,667 are held by Greyling Investment, Inc., a non-reporting corporation controlled by Mr. Vickers.

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

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 10/10/2007, as well as the number of options granted to Directors and all employees as a group.

     Table No. 10
Stock Options Outstanding

	Number of Shares of Common Stock	CDN$ Exer. Price	Grant Date	Expir'n Date
Name
Seamus Young	200,000	$0.50	2/1/2006	2/1/2008
	200,000	$0.70	5/26/2006	5/26/2008
	200,000	$0.37	3/23/2007	3/23/2009
	100,000	$0.45	28/9/2007	28/9/2009

Judith Mazvihwa	100,000	$0.50	2/1/2006	2/1/2008
	150,000	$0.70	5/26/2006	5/26/2008
	100,000	$0.37	3/23/2007	3/23/2009
	75,000	$0.45	28/9/2007	28/9/2009

Peter Cummings	100,000	$0.50	2/1/2006	2/1/2008
	150,000	$0.70	5/26/2006	5/26/2008
	100,000	$0.37	3/23/2007	3/23/2009
	150,000	$0.45	28/9/2007	28/9/2009
Total Officers/Directors	1,625,000
Total Employees/Consultants	2,125,000
Total Officers/Directors/Etc.	3,750,000

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

	Shares Owned	Shares Owned	Shares Owned	Shares Owned
	3/31/2007	3/31/2006	3/31/2005	3/31/2004
Seamus Young	2,185,889	2,132,389	2,031,889	1,597,889

7.A.1.c. Different Voting Rights. The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership. On 10/10/2007, the Company’s shareholders’ list showed 35,110,363 common shares outstanding, with 218 registered shareholders. 50 of these shareholders were U.S. residents, holding 1,705,254 common shares (representing about 4.9% of the issued/outstanding shares)CEDE & Co in the US holds 1,427,360) and 168 registered shareholders were resident in Canada, holding 2,512,560 common shares (representing about 7.2% of the issued/outstanding shares)(CDS in Canada holds 29,465,189 shares).

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

Funds Owing to/from Seamus Young, President/Director
At 3/31/2007, 3/31/2006, 3/31/2005 and 3/31/2004, respectively, $52,500, $16,111, $14,732 and $54,498 was owing to Mr. Young or companies controlled by him and was included in accounts payable. These amounts are unsecured, non-interest bearing and due on demand.

At 3/31/2007, $150,033 was owed from a company controlled by Mr. Young. The Company extended the funds as a loan to purchase geophysical survey equipment which was used to conduct geophysical surveys over the Company’s mineral properties. The loan is non-interest bearing, unsecured, and due upon demand.

The Company advanced funds to a company controlled by the President to pay for exploration and general administration expenses on behalf of the Company. As of 3/31/2007 total amounts paid by the company controlled by the President and reimbursed by Logan is $233,784 for exploration expenses and $64,377 for general administration expenses; $153,306 was owed by the company controlled by the President for advance payments not yet used on behalf of the Company.

Indirect Payments to Seamus Young, President/Director
During Fiscal 2007/2006/2005, respectively, $175,525, $78,142, $63,600, was paid to private company controlled by Mr. Young as management fees and for supervision of properties.

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
Fiscal 2007/2006/2005 Ended March 31st

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

Table No. 9
TSX Venture Exchange Common Shares Trading Activity

Period			Canadian Dollars	- Sales -
Ended	Volume	High	Low	Closing

Monthly
9/30/2007	2,388,140	$0.48	$0.205	$0.465
8/31/2007	839,154	$0.34	0.20	0.25
7/31/2007	662,360	0.34	0.25	0.315
6/30/2007	696,600	0.325	0.28	0.28
5/31/2007	862,106	0.35	0.30	0.305
4/30/2007	1,295,340	0.38	0.30	0.34
3/31/2007	1,399,527	0.36	0.265	0.31

Quarterly
09/30/2007	3,889,654	$0.48	$0.20	$0.456
6/30/2007	2,854,046	$0.38	$0.28	$0.28
3/31/2007	5,318,609	$0.51	$0.265	$0.31
12/31/2006	3,503,756	$0.47	$0.19	$0.43
09/30/2006	1,118,573	$0.45	$0.24	$0.24
6/30/2006	2,531,545	$0.76	$0.33	$0.35
3/31/2006	2,272,746	$0.70	$0.235	$0.60
12/31/2005	959,828	$0.29	$0.18	$0.25
9/30/2005	642,730	$0.32	$0.19	$0.29
6/30/2005	861,687	$0.28	$0.18	$0.235
3/31/2005	1,017,798	$0.30	$0.20	$0.225
12/31/2004	2,397,487	$0.38	$0.165	$0.22
9/30/2004	1,091,406	$0.55	$0.20	$0.23
6/30/2004	2,877,200	$0.63	$0.29	$0.42
3/31/2004	3,713,600	$0.51	$0.10	$0.50
12/31/2003	748,800	$0.15	$0.07	$0.09
9/30/2003	117,300	$0.13	$0.07	$0.07
6/30/2003	63,000	$0.14	$0.11	$0.11
3/31/2003	14,100	$0.10	$0.07	$0.09
12/31/2002	126,300	$0.16	$0.05	$0.12
9/30/2002	7,800	$0.07	$0.06	$0.06
6/30/2002	101,860	$0.15	$0.10	$0.10

Yearly
3/31/2007	12,472,483	$0.76	$0.19	$0.31
3/31/2006	3,650,118	$0.76	$0.24	$0.426
3/31/2005	4,736,991	$0.65	$0.18	$0.291
3/31/2004	330,167	$0.51	$0.14	$0.50
3/31/2003	48,000	$0.12	$0.10	$0.10

3/31/2002	14,200	$0.13	$0.12	$0.12

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

Stock Options
Refer to ITEM 6.E. and Table No. #7 for additional information.

Warrants
Table No. 10 lists, as of 10/09/2007, warrants outstanding, the date the warrants were issued, the exercise price, and the expiration date of the warrants. As of 10/09/2007, the Company was aware of approximately 50 holders of its 4,915,000 warrants. These warrants are non-transferable.

  Table No. 10
Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Excercise Price Year #1 Year #2	Expiration Date of Share Purchase Warrants
4/25/2006	3,125,000	3,125,000	$0.70	10/26/2007
4/25/2006	625,000	625,000	$0.70	10/26/2007
5/01/2006	500,000	500,000	$0.70	10/26/2007
4/25/2006	222,500	222,500	$0.70	11/01/2007
12/22/2006	317,500	317,500	$0.60	12/21/2007
12/22/2006	125,000	125,000	$0.60	12/21/2007

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

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable year ended 3/31/2007 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for nonresident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts	--- No Disclosure Necessary ---
10.H. Documents on Display	--- No Disclosure Necessary ---

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities	--- No Disclosure Necessary ---
12.B. Warrants and Rights	--- No Disclosure Necessary ---
12.C. Other Securities	--- No Disclosure Necessary ---
12.D. American Depository Shares	--- No Disclosure Necessary ---

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

There was no significant change in the Company’s internal control over financial reporting that occurred during the Company’s most recently completed fiscal year ended 3/31/2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

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

Fees, including reimbursements for expenses, for professional services rendered by Manning Elliott LLP to the Company were:

Fiscal Year ended March 31, 2007 and 2006	Fiscal Year 2007	Fiscal Year 2006
Principal Accountant Fees and Services

Audit Fees	$20,078	$15,675
Audit Related Fees	$2,485	$0
Tax Fees	$2,422	$3,000
All Other Fees	$0	$0

Total	$25,350	$18,675

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

Audited Financial Statements
 Auditor's Report, dated 06/21/2007
 Balance Sheets at 03/31/2007 and 03/31/2006
 Statements of Operations and Deficit for the fiscal years ended 03/31/2007, 03/31/2006 and 03/31/2005
 Statements of Cash Flows
     for the fiscal years ended 03/31/2007, 03/31/2006 and 03/31/2005
Notes to Financial Statements

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM # 17.

Logan Resources Ltd.
(An Exploration Stage Company)

Financial Statements

For the Years Ended

March 31, 2007, 2006 and 2005

(Expressed in Canadian Dollars)

Auditors’ Report

To the Shareholders of
Logan Resources Ltd.
(An Exploration Stage Company)

We have audited the balance sheets of Logan Resources Ltd. (An Exploration Stage Company) as at March 31, 2007 and 2006 and the statements of operations and deficit and cash flows for the years ended March 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial positions of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.
/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

June 21, 2007

Comments by Auditors on Canada – United States Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’ ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 21, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.
/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

June 21, 2007

Logan Resources Ltd.
(An Exploration Stage Company)
Balance Sheets
As at March 31, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006
	$	$
Assets
Current Assets
Cash	923,763	265,565
Cash committed for mineral exploration	–	250,940
Short-term investments	160,259	50,000
Short-term investments committed for mineral exploration	1,839,741	–
Marketable securities [Note 2[e]]	87,080	75,000
Amounts receivable	399,278	96,309
Prepaid expenses	492,683	1,667
Due from related parties [Note 9[b]]	303,339	–
	4,206,143	739,481
Property Bonds	5,000	5,000
Property and Equipment [Note 3]	38,284	31,450
Mineral Properties [Note 4]	4,124,379	1,703,741
	8,373,806	2,479,672

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	103,739	46,247
Due to related parties [Note 9[c]]	53,254	134,020
	156,993	180,267

Shareholders' Equity
Share Capital [Note 5]	10,705,182	6,370,101
Share Subscriptions Receivable [Note 9[d]]	–	(177,000)
Contributed Surplus [Note 8]	808,555	296,818
Deficit	(3,296,924)	(4,190,514)
	8,216,813	2,299,405
	8,373,806	2,479,672

Nature of Operations and Continuance of Business [Note 1]
Commitments [Note 12]
Subsequent Events [Note 13]

Approved on behalf of the Board:

/s/ “Seamus Young”	/s/ “Judith Mazvihwa”
Seamus Young, Director	Judith Mazvihwa, Director

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.
(An Exploration Stage Company)
Statements of Operations and Deficit
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005
	$	$	$

Revenue	–	–	–
Expenses
Administration salaries	128,715	85,560	88,225
Amortization	12,372	4,380	624
Management fees [Note 9[a]]	112,500	42,500	31,770
Office, rent and telephone [Note 9[a]]	100,619	59,841	38,045
Professional fees	95,519	48,634	44,673
Stock-based compensation	217,568	110,842	265,943
Transfer agent and regulatory fees	27,041	28,649	28,902
Travel and promotion	305,036	175,496	109,077

	999,370	555,902	607,259
Loss Before Other Income (Expense)	(999,370)	(555,902)	(607,259)
Other Income (Expense)
Gain on option of mineral property	32,750	9,000	40,316
Gain on sale of marketable securities	377,884	82,931	–
Interest income	138,297	6,436	554
Impairment loss on mineral properties	–	–	(1,320)
Impairment loss on marketable securities	–	–	(3,500)
	548,931	98,367	36,050
Net Loss Before Income Taxes	(450,439)	(457,535)	(571,209)
Income Taxes
Income tax recovery [Note 10]	1,344,029	277,925	–
Net Income (Loss) for the Year	893,590	(179,610)	(571,209)
Deficit, Beginning of Year	(4,190,514)	(4,010,904)	(3,439,695)

Deficit, End of Year	(3,296,924)	(4,190,514)	(4,010,904)

Net Income (Loss) per share - Basic and Diluted	0.03	(0.01)	(0.03)

Weighted Average Shares Outstanding	31,646,000	18,757,000	13,692,600

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.
(An Exploration Stage Company)
Statements of Cash Flows
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005

Operating Activities
Net income (loss) for the year	893,590	(179,610)	(571,209)
Items not involving cash:
Amortization	12,372	4,380	624
Future income tax recovery	(1,344,029)	(277,925)
Gain on sale of marketable securities	(377,884)	(82,931)
Gain on option of mineral property	(32,750)	(9,000)	(40,316)
Impairment loss on marketable securities			3,500
Impairment loss on mineral properties			1,320
Stock-based compensation	217,568	110,842	265,943
Changes in non-cash working capital items
Amounts receivable	(91,488)	3,158	(10,102)
Prepaid expenses	(491,016)	155	(1,822)
Accounts payable and accrued liabilities	57,492	16,107	(77,197)
Due to (from) related parties	(384,105)	182,645	(115,125)
Net Cash Used In Operations	(1,540,250)	(232,179)	(544,384)

Investing Activities
Purchase of short-term investments	(1,950,000)	(50,000)
Proceeds on sale of marketable securities	418,804	101,131
Purchase of marketable securities	(10,000)	(17,200)
Acquisition of property and equipment	(19,206)	(32,841)	(3,416)
Acquisition of and expenditures on mineral properties	(2,275,470)	(715,377)	(479,892)
Mineral exploration tax credits received		23,724
Mineral property option proceeds		100,000	25,000

Net Cash Used In Investing Activities	(3,835,872)	(590,563)	(458,308)

Financing Activities
Proceeds from issuance of shares	5,801,350	970,775	1,266,182
Share issuance costs	(194,970)	(16,937)	(7,280)
Subscriptions received	177,000

Net Cash Provided by Financing Activities	5,783,380	953,838	1,258,092
Increase in Cash and Cash Equivalents	407,258	131,096	255,400

Cash and Cash Equivalents - Beginning of Year	516,505	385,409	130,009

Cash and Cash Equivalents - End of Year	923,763	516,505	385,409

Cash and Cash Equivalents consists of:
Cash	923,763	265,565	150,353
Cash committed for mineral exploration		250,940	235,056

	923,763	516,505	385,409
Non-cash Investing and Financing Activities
Marketable securities received pursuant to a mineral property option
agreement	43,000	12,500	67,000
Issuance of shares for finders’ fees	233,750	30,750	18,580
Issuance of agent warrants for finders’ fees	266,685
Issuance of shares pursuant to mineral property option agreements	285,000	126,000	62,500
Supplemental Disclosures
Interest paid
Income tax paid

The Accompanying Notes are an Integral Part of the Financial Statements

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
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

The company incurred a net loss before income taxes of $450,439 during the year ended March 31, 2007 (2006 - $457,535) and had a deficit of $3,296,924 at March 31, 2007 (2006 - $4,190,514) which has been funded primarily by the issuance of equity. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing, and generating revenues sufficient to cover its operating costs.

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

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to impairment of mineral properties, valuation allowance for future income tax assets and stock-based compensation.

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

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

[e]	Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. The carrying amount is reduced to market value when the decline in value is other than temporary. As at March 31, 2007, the fair market value of the securities held was $277,010 (March 31, 2006 - $440,600).

[f]	Property and equipment

Property and equipment is recorded at cost, less accumulated amortization. Amortization is calculated on a straight-line basis over their estimated useful lives at the following annual rates:

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
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

[j]	Asset retirement obligations

The Company follows the recommendations of the CICA Handbook Section 3110, with respect to asset retirement obligations. This standard requires liability recognition for retirement obligations associated with the Company’s resource properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognised as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as the resource properties. At March 31, 2007 and 2006 the Company did not have any asset retirement obligations.

[k]	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

[l]	Flow-through shares

The Company follows the recommendations of EIC 146 with respect to flow-through shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and the share capital is reduced.

If the Company has sufficient unrecognized tax loss carryforwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these future income tax assets, a portion of such unrecognized losses is recorded as tax recovery up to the amount of the future income tax liability that would otherwise have been recognized on the renounced expenditures.

[m]	Stock-based compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense for stock options granted is recognized over the applicable vesting period with a corresponding increase in contributed surplus. Agents’ warrants issued in connection with common share placements are recorded as share issuance costs with a corresponding increase in contributed surplus. When the options and warrants are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

[n]	Income (loss) per share

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income (loss) per share. The existence of warrants and options affects the calculation of income (loss) per share on a fully diluted basis. As the effect of this dilution is to increase the reported income per share and reduce the reported loss per share, basic and diluted loss are the same.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

2.	Significant Accounting Policies (continued)

[o]	Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current year’s presentation. Such reclassification is for presentation purpose only and has no effect on previously reported results.

3.	Property and Equipment

			2007	2006
		Accumulated	Net Carrying	Net Carrying
	Cost	Amortization	Value	Value
	$	$	$	$

Automotive	15,836	5,734	10,102	15,328
Computer equipment	3,254	2,541	713	1,526
Field equipment	22,216	4,282	17,934	1,881
Office furniture and equipment	12,438	4,287	8,151	10,639
Software	2,769	1,385	1,384	2,076

	56,513	18,229	38,284	31,450

4.	Mineral Properties

Acquisition costs and exploration expenditures incurred during the year on the properties are as follows:

	Acquisition	Exploration	Total	Total
	Costs	Expenditures	2007	2006
	$	$	$	$

Albert Creek Property [[a] below]
Beginning of year	40,757	139,104	179,861	182,058
Incurred during the year	–	7,849	7,849	97,803
Option payments received	–	–	–	(100,000)
METC claim	–	(40)	(40)	–

End of year	40,757	146,913	187,670	179,861

Antler Creek Property [[b] below]
Beginning of year	28,773	33,779	62,552	57,672
Incurred during the year	–	24,483	24,483	4,880
METC claim	–	(1,441)	(1,441)	–

End of year	28,773	56,821	85,594	62,552

Carswell Property [[c] below]
Beginning of year	–	–	–	–
Incurred during the year	–	10,250	10,250	3,500
Option payments received	–	(43,000)	(43,000)	(12,500)
Gain on option payments received	–	32,750	32,750	9,000

End of year	–	–	–	–

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Mineral Properties (continued)

	Acquisition	Exploration	Total	Total
	Costs Expenditures		2007	2006
	$	$	$	$
Cheyenne Property [[d] below]
Beginning of year	91,055	22,080	113,135	–
Incurred during the year	157,800	137,162	294,962	113,135
METC claim	–	(12,175)	(12,175)	–
End of year	248,855	147,067	395,922	113,135

Heidi Property [[e] below]
Beginning of year	229,451	70,053	299,504	188,719
Incurred during the year	141,053	711,299	852,352	111,815
METC claim	–	(81,477)	(81,477)	(1,030)
End of year	370,504	699,875	1,070,379	299,504
Redford Property [[f] below]
Beginning of year	32,288	260,293	292,581	292,331
Incurred during the year	–	2,363	2,363	250
End of year	32,288	262,656	294,944	292,581
Shell Creek Property [[g] below]
Beginning of year	305,031	451,077	756,108	326,643
Incurred during the year	117,050	1,005,650	1,122,700	509,994
METC claim	–	(115,234)	(115,234)	(80,529)
End of year	422,081	1,341,493	1,763,574	756,108

May Creek Property [[h] below]
Beginning of year	–	–	–	–
Incurred during the year	78,000	11,925	89,925	–
METC claim	–	(1,114)	(1,114)	–
End of year	78,000	10,811	88,811	–
Turn River Property [[i] below]
Beginning of year	–	–	–	–
Incurred during the year	237,485	–	237,485	–
End of year	237,485	–	237,485	–
Total	1,458,743	2,665,636	4,124,379	1,703,741

[a]	Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest, subject to a 2% net smelter royalty (“NSR”), in eleven mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. The third stage (25%), was completed subsequent to year-end [Note 13[b]] by issuing 360,000 shares.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Mineral Properties (continued)

[a]	Albert Creek Property (Liard Mining Division, B.C.) (continued)

The Company has the right to acquire 50% of the NSR by paying $1,000,000 to the Optionors by September 30, 2008.

[b]	Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR, held by two individuals, including the son of the President of the Company.

[c]	Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.

Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell Property.

To earn this interest the optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

Share considerations to be received from optionee:

[i]	100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
[ii]	a further 50,000 shares to be issued on or before March 14, 2006 (issued) and
[iii]	a further 50,000 shares to be issued on or before March 14, 2007 (issued).

Exploration expenditures to be incurred:

[i]	$25,000 on or before March 14, 2006 (incurred);
[ii]	a further $50,000 on or before March 14, 2007
[iii]	a further $75,000 on or before March 14, 2008 and
[iv]	a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

[d]	Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

Cash considerations to be made:

[i]	$10,000 upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
[ii]	a further $40,000 paid on or before June 21, 2006 (paid);
[iii]	a further $50,000 paid on or before December 23, 2006 (paid);
[iv]	a further $60,000 to be paid on or before December 23, 2007;
[v]	a further $70,000 to be paid on or before December 23, 2008; and
[vi]	a further $70,000 to be paid on or before December 23, 2009.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Mineral Properties (continued)

[d]	Cheyenne Property (Mayo Mining District, Yukon Territory) (continued)

Share considerations to be made:

[i]	200,000 shares within 5 days of TSX Venture Exchange approval (issued);
[ii]	200,000 shares issued on or before December 23, 2006 (issued);
[iii]	200,000 shares on or before December 23, 2007;
[iv]	200,000 shares on or before December 23, 2008; and
[v]	200,000 shares on or before December 23, 2009.

Exploration expenditures to be incurred:

[i]	$100,000 in 2007 (incurred);
[ii]	$100,000 in 2008;
[iii]	$150,000 in 2009; and
[iv]	$150,000 in 2010.

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

The Heidi property consists of 54 mineral claims in the Mayo Mining District, Yukon Territory. A total of 34 claims were acquired through staking and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

[i]	$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
[ii]	a further $10,000 paid on or before July 15, 2003 (paid);
[iii]	a further $15,000 paid on or before January 15, 2004 (paid);
[iv]	a further $15,000 paid on or before July 15, 2004 (paid);
[v]	a further $17,500 paid on or before January 15, 2005 (paid);
[vi]	a further $17,500 paid on or before July 15, 2005 (paid);
[vii]	a further $20,000 paid on or before January 15, 2006 (paid);
[viii]	a further $20,000 paid on or before July 15, 2006 (paid);
[ix]	a further $25,000 paid on or before January 15, 2007 (paid); and
[x]	a further $25,000 to be paid on or before July 15, 2007.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Mineral Properties (continued)

[e]	Heidi Property (Mayo Mining District, Yukon Territory) (continued)

Share considerations to be made:

[i]	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
[ii]	100,000 shares issued on or before July 15, 2003 (issued);
[iii]	50,000 shares issued on or before January 15, 2004 (issued);
[iv]	50,000 shares issued on or before July 15, 2004 (issued);
[v]	100,000 shares issued on or before January 15, 2005 (issued);
[vi]	100,000 shares issued on or before July 15, 2005 (issued);
[vii]	100,000 shares issued on or before January 15, 2006 (issued);
[viii]	100,000 shares issued on or before July 15, 2006 (issued);
[ix]	150,000 shares issued on or before January 15, 2007 (issued); and
[x]	150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:

[i]	$75,000 by April 8, 2004 (date extended by the Optionor);
[ii]	$175,000 in aggregate by April 8, 2005 (date extended by the Optionor);
[iii]	$300,000 in aggregate by April 8, 2006 (incurred);
[iv]	$450,000 in aggregate by April 8, 2007 (incurred); and
[v]	$600,000 in aggregate by April 8, 2008 (incurred).

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

[f]	Redford Property (Alberni Mining Division, B.C.)

The Company owns a 100% interest in 25 claims (432 units) in the Alberni Mining Division, B.C..

[g]	Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 628 mineral claims in the Dawson Mining District, Yukon Territory. A total of 558 claims were acquired through staking during the current year and the remaining 70 claims are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR. In order to exercise the option, the Company must pay a total of $155,000 cash consideration (paid), issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

[i]	$10,000 paid to cover certain expenditures (paid);
[ii]	a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange (paid);
[iii]	a further $25,000 paid on or before January 1, 2004 (paid);
[iv]	a further $30,000 paid on or before January 1, 2005 (paid);
[v]	a further $35,000 paid on or before January 1, 2006 (paid); and
[vi]	a further $40,000 paid on or before January 1, 2007 (paid).

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Mineral Properties (continued)

[g]	Shell Creek Property (Dawson Mining District, Yukon Territory) (continued)

Share considerations to be made:

[i]	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
[ii]	a further 100,000 shares issued on or before July 1, 2003 (issued);
[iii]	a further 200,000 shares issued on or before January 1, 2004 (issued);
[iv]	a further 100,000 shares issued on or before January 1, 2005 (issued);
[v]	a further 100,000 shares issued on or before January 1, 2006 (issued);
[vi]	a further 200,000 shares issued on or before January 1, 2007 (issued); and
[vii]	a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

[i]	$150,000 before January 1, 2004 (incurred);
[ii]	$350,000 in aggregate before January 1, 2005 (incurred);
[iii]	$650,000 in aggregate before January 1, 2006 (date extended by the Optionor);
[iv]	$1,050,000 in aggregate before January 1, 2007 (incurred); and
[v]	$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

[h]	May Creek Property (Mayo Mining District, Yukon Territory)

The May Creek property consists of 84 mineral claims in the Mayo Mining District, Yukon Territory and are held pursuant to an option agreement dated August 1, 2006, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $225,000 cash consideration, issue a total of 750,000 shares and incur exploration expenditures aggregating $500,000 as follows:

Cash considerations to be made:

[i]	$20,000 within five business days upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
[ii]	a further $30,000 to be paid on or before December 12, 2007;
[iii]	a further $40,000 to be paid on or before December 12, 2008;
[iv]	a further $40,000 to be paid on or before December 12, 2009;
[v]	a further $45,000 to be paid on or before December 12, 2010; and
[vi]	a further $50,000 to be paid on or before December 12, 2011;

Share considerations to be made:

[i]	150,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
[ii]	a further 150,000 shares to be issued on or before December 12, 2007;
[iii]	a further 100,000 shares to be issued on or before December 12, 2008;
[iv]	a further 100,000 shares to be issued on or before December 12, 2009;
[v]	a further 100,000 shares to be issued on or before December 12, 2010; and
[vi]	a further 150,000 shares to be issued on or before December 12, 2011.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Mineral Properties (continued)

[h]	May Creek Property (Mayo Mining District, Yukon Territory) (continued)

Exploration expenditures to be incurred: $500,000 during the term of this agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

[i]	Turn River Property, (Cassiar Plateau, Yukon Territory)

During February 2007 the Company and International KRL Resources Corp., related by common directors, acquired 50% each, by staking in the Cassiar Plateau, Yukon Territory, 2,220 claims, covering 46,941 hectares, which includes twelve distinct project areas.

[j]	Englishman Property, (Watson Lake, Yukon Territory)

The Englishman property consists of 16 mineral claims in the Watson Lake Mining District, Yukon Territory and are held pursuant to an option agreement executed March 27, 2007, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty upon Exchange review and acceptance. In order to exercise the option, the Company must pay a total of $50,000 cash consideration, issue a total of 250,000 shares and incur exploration expenditures aggregating $350,000 as follows:

Cash considerations to be made:

[i]	$5,000 upon signing the letter of intent (paid) [Note 13[a]];
[ii]	a further $10,000 to be paid on or before February 1, 2008;
[iii]	a further $15,000 to be paid on or before February 1, 2009; and
[iv]	a further $20,000 to be paid on or before February 1, 2010.

Share considerations to be made:

[i]	50,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued) [Note 13[a]];
[ii]	a further 50,000 shares to be issued on or before February 1, 2008;
[iii]	a further 50,000 shares to be issued on or before February 1, 2009; and
[iv]	a further 100,000 shares to be issued on or before February 1, 2010.

Exploration expenditures to be incurred:

[i]	$50,000 before February 1, 2008;
[ii]	$150,000 in aggregate before February 1, 2009; and
[iii]	$350,000 in aggregate before February 1, 2010.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

4.	Mineral Properties (continued)

The following table represents exploration expenditures incurred during 2007:

	Albert	Antler		Cheyenne			Shell	May	Turn
	Creek	Creek	Carswell	Gold	Heidi	Redford	Creek	Creek	River	Total
	$	$	$	$	$	$	$	$	$	$
Accommodation and
meals	409	–	–	3,629	86,844	–	100,974	–	–	191,856
Assays	–	–	–	913	5,657	363	45,875	–	–	52,808
Camp supplies	–	–	–	2,580	14,557	–	28,386	–	–	45,523
Diamond drilling	–	–	–	–	59,410	–	159,511	–	–	218,921
Equipment rental	–	–	–	3,000	–	–	4,919	–	–	7,919
Filing and recording	–	13,440	–	–	–	–	11,286	–	–	24,726
Fuel	700	–	–	22,931	67,357	–	67,533	564	–	159,085
Geologist fees and costs	–	–	–	49,015	97,140	–	147,373	2,746	–	296,274
Geophysical	–	10,293	–	9,338	–	–	13,610	475	–	33,716
Helicopter	990	–	–	28,332	320,888	–	322,274	4,875	–	677,359
Licenses and permits	–	–	–	500	–	–	500	–	–	1,000
Mapping	–	–	1,250	754	298	–	2,036	515	–	4,853
Miscellaneous	–	–	–	1,429	5,884	–	13,654	–	–	20,967
Supervision [Note 9[a]]	5,750	750	9,000	9,562	12,750	2,000	17,713	2,750	–	60,275
Surveys	–	–	–	–	110	–	26,511	–	–	26,621
Travel	–	–	–	5,149	10,727	–	11,122	–	–	26,998
Support wages	–	–	–	30	29,677	–	32,373	–	–	62,080
	7,849	24,483	10,250	137,162	711,299	2,363	1,005,650	11,925	–	1,910,981

The following table represents exploration expenditures incurred during 2006:

	Albert	Antler		Cheyenne			Shell
	Creek	Creek	Carswell	Gold	Heidi	Redford	Creek	Total
	$	$	$	$	$	$	$	$
Assays	7,807	121	–	5,261	250	–	21,464	34,903
Camp supplies	–	–	–	–	–	–	5,794	5,794
Equipment rental	4,600	–	–	–	–	–	9,562	14,162
Filing and recording	–	604	–	–	–	–	10,152	10,756
Geochem surveys	–	–	–	–	–	–	15,516	15,516
Geologist fees and costs	120	–	–	–	838	–	4,837	5,795
Helicopter	12,375	–	–	–	–	–	152,807	165,182
Licenses and permits	312	–	–	–	2,500	–	2,900	5,712
Line cutting	47,811	–	–	–	–	–	13,400	61,211
Mapping	–	–	–	7,353	425	–	2,031	9,809
Miscellaneous	4,030	–	–	31	71	–	999	5,131
Mobilization	–	–	–	–	–	–	3,468	3,468
Supervision [Note 9[a]]	3,500	1,500	3,500	3,750	4,096	250	24,046	40,642
Surveys	8,585	2,655	–	3,185	1,435	–	116,695	132,555
Travel	1,906	–	–	–	–	–	40,567	42,473
Support wages	–	–	–	2,500	11,700	–	–	14,200
	91,046	4,880	3,500	22,080	21,315	250	424,238	567,309

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

5.	Share Capital

Authorized: 100,000,000 common shares without par value.

	Number of	Value
	shares	$
Issued as at March 31, 2005	16,581,530	5,326,546
Issued during fiscal 2006 for:
Cash
Flow-through private placement	1,213,000	303,250
Non-flow-through private placement	1,273,333	335,000
Stock options exercised	350,000	140,000
Warrants exercised	1,596,500	349,525
Mineral property option payments	500,000	126,000
Finders’ fees	67,500	30,375
Share issuance costs	–	(47,312)
Fair value of stock options exercised transferred from contributed surplus	–	84,642
Flow-through shares renunciation	–	(277,925)

Issued as at March 31, 2006	21,581,863	6,370,101
Issued during fiscal 2007 for:
Cash
Flow-through brokered private placement	6,250,000	3,437,500
Non-flow-through brokered private placement	1,250,000	625,000
Non-flow-through private placement	1,000,000	500,000
Flow-through private placement	1,270,000	508,000
Stock options exercised	225,000	90,000
Warrants exercised	1,706,000	640,850
Mineral property option payments	800,000	285,000
Finders’ fees	467,500	233,750
Agent warrants	–	(266,685)
Share issuance costs	–	(428,721)
Fair value of stock options exercised transferred from contributed surplus	–	54,416
Flow-through shares renunciation	–	(1,344,029)

Issued as at March 31, 2007	34,550,363	10,705,182

For the year ended March 31, 2007:

[a]

On April 25, 2006 the Company issued 6,250,000 flow-through units through a brokered private placement at a price of $0.55 per unit. Each flow-through unit consists of one flow-through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

On April 25, 2006, the Company also issued 1,250,000 non-flow-through-units through a brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow- through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

5.	Share Capital (continued)

In connection with the private placement, the Company paid $102,500 in finders’ fees, issued 445,000 non-flow through finder’s units with the same terms and conditions as the financing and 750,000 finder’s warrants. Each finder’s warrant entitles the holder to purchase one non-flow-through common share for $0.70 per share for up to eighteen months. The fair value of the share portion of the finder’s units are $222,500 recorded as finders’ fees and $60,942 for the warrant portion calculated under the Black-Scholes model, recorded as a share issuance cost. The fair value of the finder’s warrants under the Black-Scholes model was $195,423, recorded as a share issuance cost.

[b]	On May 1, 2006 the Company issued 1,000,000 non-flow-through-units through a non-brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one non-flow- through common share and one half non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months. In connection with the private placement, the Company paid $6,000 and issued 22,500 non-flow- through common shares at a fair value of $0.50 per share as finders’ fees.

[c]	On December 22, 2006 the Company issued 1,270,000 flow-through units through a private placement at a price of $0.40 per unit. Each flow-through unit consists of one share and one quarter non-flow-through share purchase warrant with one whole share purchase warrant exercisable at a price of $0.60 per share for a period of twelve months. In connection with the private placement, the Company paid $30,480 in finders’ fees and issued 125,000 finder’s warrants with the same terms and conditions as the financing. The fair value of the finder’s warrants under the Black-Scholes model was $10,320, recorded as a share issuance cost.

[d]	In the current year 225,000 options were exercised at $0.40 per share for proceeds of $90,000. The fair value when granted of $54,416 was transferred to share capital from contributed surplus to reflect the exercise of these options.

[e]	In the current year 1,706,000 warrants were exercised at prices ranging from $0.35 to $0.40 per share for proceeds of $640,850.

[f]	Pursuant to the mineral property option agreements, the Company issued 800,000 shares at fair value ranging from $0.30 to $0.38 per share for a total fair value of $285,000.

[g]	Of the shares issued during 2006, 7,520,000 were issued on a flow-through basis whereby the Company is committed to spend $3,939,123 of Canadian exploration expenditures (“CEE”) over two years and has renounced this amount to the shareholders.

For the year ended March 31, 2006:

[a]	On January 31, 2006, the Company issued 940,000 non-flow-through units at a price of $0.25 per unit for total proceeds of $235,000. Each non-flow-through unit consists of one non-flow-through common share and one non-flow-through share purchase warrant, with each share purchase warrant exercisable into one common share at a price of $0.35 expiring on January 31, 2007. In connection with this private placement, the Company paid $16,937 and issued 67,500 common shares at a fair value of $0.45 per share as finders’ fees.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

5.	Share Capital (continued)

[b]

On December 29, 2005, the Company issued 1,213,000 flow-through units at a price of $0.25 per unit for total proceeds of $303,250. Each flow-through unit consist of one flow-through common share and one half of one non-flow-through share purchase warrant, with one whole share purchase warrant exercisable into one common share at a price of $0.35 expiring on December 29, 2006. Pursuant to the flow-through shares issued, the Company was committed to spend $303,250 on Canadian Exploration Expenditures (“CEE”) which was spent prior to December 31, 2006. Exploration expenditures of $303,250 were renounced in favour of subscribers effective December 31, 2005.

[c]

On August 15, 2005, the Company issued 333,333 non-flow-through units at a price of $0.30 per unit for total proceeds of $100,000. Each unit consists of one common share and one non-flow through share purchase warrant exercisable at a price of $0.40 per share expiring on August 15, 2006.

[d]	Pursuant to the mineral property option agreements, the Company issued 500,000 shares at fair values ranging from $0.12 to $0.30 per share for a total fair value of $126,000.

[e]

In fiscal 2006, 350,000 options were exercised at $0.40 per share for proceeds of $140,000. The fair value when granted of $84,642 was transferred to share capital from contributed surplus to reflect the exercise of these options.

[f]	In fiscal 2006, 1,596,500 warrants were exercised at fair values ranging from $0.20 to $0.35 per share for proceeds of $349,525.

6.	Stock Options

The Company grants stock options to directors, officers, employees and consultants as compensation for services, pursuant to its Incentive Share Option Plan (the “Plan”). Options issued pursuant to the Plan must have an exercise price greater than or equal to the “Discounted Market Price” of the Company's stock on the grant date. The maximum discount allowed varies with share price, with a maximum of 25% and a minimum price of $0.10. Options have a maximum expiry period of five years from the grant date. The number of options, that may be issued under the plan, is limited to no more than 10% of the Company's issued and outstanding shares on the grant date.

Pursuant to the stock option plan, options granted in respect of investor relations activities are subject to vesting restrictions, such that one-quarter of the options vest three months from the grant date and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date. Vesting restrictions may also be applied to certain other options grants, at the discretion of the directors.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

6.	Stock Options (continued)

The following table summarizes the continuity of the Company’s stock options:

		Weighted average
	Number of	exercise price
	shares	$
Outstanding, March 31, 2004	204,000	0.20
Granted	1,350,000	0.37
Exercised	(100,000)	0.20
Cancelled/forfeited	(279,000)	0.27
Outstanding, March 31, 2005	1,175,000	0.38
Granted	1,425,000	0.44
Exercised	(350,000)	0.40
Cancelled/forfeited	(500,000)	0.39
Outstanding, March 31, 2006	1,750,000	0.42
Granted	1,725,000	0.49
Exercised	(225,000)	0.40
Cancelled/forfeited	(225,000)	0.32
Outstanding, March 31, 2007	3,025,000	0.47

At March 31, 2007, the following share purchase options were outstanding:

	Exercise Price
Number of Options	$	Expiry Date

500,000	0.35	July 19, 2007
650,000	0.50	February 1, 2008
150,000	0.50	March 3, 2008
100,000	0.50	May 26, 2008
525,000	0.70	May 26, 2008
250,000	0.45	July 5, 2008
100,000	0.35	September 18, 2008
750,000	0.37	March 23, 2009

3,025,000

Additional information regarding options outstanding as at March 31, 2007 is as follows:

		Weighted average		Weighted average
Exercise price	Outstanding	remaining contractual	Exercisable	exercise price
$	#	life (years)	#	$
0.35-0.70	3,025,000	1.16	2,950,000	0.47

The weighted average grant date fair value of options granted during the year was $0.17 (2006 - $0.23; 2005 - $0.09) per option.

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2007	2006	2005

Risk free interest rate	4.07%	3.53%	3.02%
Expected life (in years)	2	2	2
Expected volatility	93%	92%	134%

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

6.	Stock Options (continued)

Total compensation expense recognized for stock options granted during the year was $299,467 (2006 - $215,077; 2005 - $297,469). Stock-based compensation of $81,899 (2006 - $Nil; 2005 - $Nil) was capitalized to mineral properties for options granted and $217,568 was expensed to operations for options granted to directors, officers and consultants of the Company.

7.	Share Purchase Warrants

The following table summarizes the continuity of the Company’s warrants:

		Weighted
		average
	Number of	exercise price
	shares	$
Balance, March 31, 2005	5,682,032	0.29
Issued with private placements	1,879,833	0.36
Exercised	(1,596,500)	0.22
Expired	(1,467,000)	0.21
Balance March 31, 2006	4,498,365	0.37
Issued with private placements	4,567,500	0.69
Agent’s warrants	1,097,500	0.69
Exercised	(1,706,000)	0.37
Expired	(2,792,365)	0.37
Balance March 31, 2007	5,665,000	0.69

At March 31, 2007, the following share purchase warrants were outstanding:

	Exercise Price
Number of Warrants	$	Expiry Date
4,722,500	0.70	October 24, 2007
500,000	0.70	October 31, 2007
442,500	0.60	December 21, 2007

5,665,000

The Company recognized a share issuance cost for the fair value of agents’ warrants issued as finder’s fees in connection with private placements. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate fair values of warrants issued assuming no expected dividends and the following weighted average assumptions:

	2007	2006

Risk-free interest rate	4.11%	–
Expected life of warrants (in years)	1.4	–
Expected volatility	94.98%	–

The weighted average fair value of the agent warrants issued during the year was $0.24 (2006 - $Nil).

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

8.	Contributed Surplus

The following table summarizes the continuity of the Company’s contributed surplus:

Amount
$
Balance, March 31, 2005	270,618
Fair value of stock options granted	215,077
Fair value of stock options cancelled/forfeited	(104,235)
Fair value of stock options exercised transferred to share capital	(84,642)
Balance, March 31, 2006	296,818
Fair value of stock options granted	299,467
Fair value of agents warrants	266,686
Fair value of stock options exercised transferred to share capital	(54,416)
Balance, March 31, 2007	808,555

9.	Related Party Transactions

[a]	The Company paid the following amounts to related parties at their exchange amounts:

		Year Ended
		March 31,
	2007	2006	2005
	$	$	$

Management fees paid to a director and a company controlled by the
director	112,500	37,500	30,300
Property supervision fees paid to a company controlled by a director	63,025	40,642	33,300
Rent paid to a company with common officers and directors	29,909	20,250	11,577

	205,434	98,392	75,177

[b]	The Company incurred certain charges from a company controlled by the President. These charges have been recorded as exploration expenses and general and administration expenses as follows:

		Year Ended
		March 31,
	2007	2006	2005
	$	$	$

Amounts charged to mineral interests	233,784	–	–
Amounts charged to general and administration expenses	64,377	–	–

	298,161	–	–

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

9.	Related Party Transactions

Under the same arrangement the following amounts are due from the same company controlled by the President of the Company:

		Year Ended
		March 31,
	2007	2006	2005
	$	$	$
Due, non-interest bearing, unsecured and due on demand.	153,306	–	–
Due, for the purchase of equipment, non-interest bearing,
unsecured and due on demand.	150,033	–	–
Due from related parties	303,339	–	–

[c]	Due to related parties:

		Year Ended
		March 31,
	2007	2006	2005
	$	$	$
Due to the President of the Company and is non-interest
bearing, unsecured and due on demand	52,500	–	315

Due to a company controlled by the President of the Company
and is non-interest bearing, unsecured and due on demand.	–	16,111	14,417

Due to (from) a company with common officers and directors
which represents accumulated costs for shared office expenses, administration wages and rent. This amount is non-interest
bearing, unsecured and due on demand.	754	117,909	(63,357)

Due to related parties	53,254	134,020	48,625

[d]

Share subscriptions receivable of $Nil (2006 - $177,000; 2005 - $20,000) was due from officers/directors for shares issued pursuant to the exercise of options and warrants. The amount was non-interest bearing, unsecured and due on demand.

[e]	See Note 4[a] for mineral property option agreements with related parties.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

10.	Income Taxes

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2007	2006	2005
	$	$	$
Canadian statutory income tax rate	34.12%	35.62%	35.62%
	$	$	$
Income tax recovery at statutory rate	153,690	162,974	203,465
Effect of income taxes of:
Accounting gains	140,108	32,746	14,361
Share issuance costs	36,595	8,987	2,969
Prescribed resource loss	(16,950)	(21,863)	(21,477)
Taxable capital gains	(64,467)	(14,770)	–
Stock-based compensation	(74,234)	(39,482)	(94,729)
Flow-through shares renounced	1,344,029	277,925	–
Valuation allowance	(174,742)	(128,592)	(104,589)
Income tax recoverable	1,344,029	277,925	–

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

	2007	2006
	$	$

Non-capital loss carry-forwards	473,000	335,000
Mineral properties	(377,000)	112,000
Property and equipment	6,000	2,000
Investment tax credit	56,000	5,000
Share issuance costs	134,000	24,000

Total gross future income tax assets	292,000	478,000
Valuation allowance	(292,000)	(478,000)

Net future income tax asset	–	–

The Company has approximately $1,387,000 of losses for tax purposes which may be used to reduce income taxes of future years and will expire as follows:

$

2008	44,000
2009	67,000
2010	81,000
2014	92,000
2015	278,000
2026	341,000
2027	484,000

1,387,000

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

10.	Income Taxes (continued)

At March 31, 2007, the Company had cumulative Canadian Exploration Expenses of $740,000 which are deductible at a rate of 100% each year against future years’ taxable income and have no expiry date.

At March 31, 2007, the Company had cumulative Canadian Development Expenses of $1,998,000 which are deductible at a rate of 30% each year against future years’ taxable income and have no expiry date.

At March 31, 2007, the Company had Foreign Exploration and Development Expenses of $282,000 which are deductible at a rate of 10% each year against future years’ taxable income and have no expiry date.

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

11.	Segment Information

The Company’s operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada: British Columbia; Saskatchewan and the Yukon Territory.

12.	Commitments

[a]	The Company is committed to a consulting contract as of April 15, 2007. The contract requires payments of $8,000 per month for six months.

[b]	The Company is committed to aggregate premises lease payments of $158,973, consisting of $36,686 for the years 2008 through 2011 and $12,229 for 2012.

13.	Subsequent Events

[a]

Subsequent to year end, the Company paid $5,000 and issued 50,000 shares at a price of $0.34 per share pursuant to a new property option agreement to which the Company has been granted an option to earn a 100% interest in the Englishman project located in the Watson Lake Mining District of the Yukon Territory. Total consideration is 250,000 common shares of the Company, a $50,000 cash payment and $350,000 in work commitments to be completed over a period of three years. In addition, there is a 2% net smelter return relating to the acquisition subject to further TSX Venture Exchange review and acceptance. The Company may purchase 1% of the net smelter return for $2,000,000.

[b]

On April 26, 2007, the Company issued 360,000 shares at a fair value of $0.32 per share in consideration for acquiring the final 25% interest in the Albert Creek property. See Note 4[a] for mineral property option agreements with related parties.

[c]	On April 30, 2007, the Company granted 400,000 stock options, vesting quarterly, exercisable at $0.40 per share for a period of two years.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP. The material differences between Canadian and US GAAP and the rules and regulations of the Securities and Exchange Commission affecting the Company’s financial statements are summarized as follows:

		As at March 31,
Balance Sheets		2007	2006
		$	$
Total assets under Canadian GAAP		8,373,806	2,479,672
Marketable securities (a)		189,930	345,600
Decrease in mineral properties due to expensing of mineral
property costs (b)		(4,124,379)	(1,703,741)
Total assets under US GAAP		4,439,357	1,121,531

Shareholders’ equity under Canadian GAAP		8,216,813	2,299,405
Marketable securities (a)		189,930	345,600
Cumulative mineral properties adjustment (b)		(4,124,379)	(1,703,741)
Reduction in share capital related to flow-through shares (c)		1,344,029	–
Increase in deficit related to future income tax on flow through
shares (c)		(1,344,029)	–
Shareholders’ equity under US GAAP		4,282,364	941,264

	Years Ended March 31,
Statements of Operations	2007	2006	2005
	$	$	$

Net Income (Loss) under Canadian GAAP	893,590	(179,610)	(571,209)
Mineral property costs expensed and written-off (b)	(2,420,638)	(656,318)	(490,319)
Mineral properties written off	–	–	1,320
Future income tax benefit related to flow through
shares (c)	(1,344,029)	–	–

Net loss in accordance with US GAAP	(2,871,077)	(835,928)	(1,060,208)
Net loss per share under US GAAP	(0.09)	(0.06)	(0.08)

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

(continued)

	Years Ended March 31,
Statements of Cash Flows	2007	2006	2005
	$	$	$

Operating Activities
Operating activities under Canadian GAAP	(1,540,250)	(232,179)	(544,384)
Impairment of mineral property acquisition costs	446,388	148,068	–
Deferred exploration and acquisition costs (b)	(2,275,470)	(591,653)	(479,892)
Operating activities under US GAAP	(3,369,332)	(675,774)	(1,024,276)
Investing activities
Investing activities under Canadian GAAP	(3,835,872)	(590,563)	(458,308)
Deferred exploration (b)	1,829,082	443,585	479,892
Investing activities under US GAAP	(2,006,790)	(146,978)	21,584

Financing activities
Financing activities under Canadian and US GAAP	5,783,380	953,838	1,258,092

[a]	Comprehensive income

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. Pursuant to Statement of Financial Accounting Standards No. 115, investments in securities are classified as either trading, held to maturity, or available-for-sale. The Company has classified securities as available-for-sale which results in unrealized gains or losses to be accounted for as a component of comprehensive income. The impact of SFAS No. 130 on the Company’s financial statements is as follows:

	Years Ended March 31,
	2007	2006	2005
	$	$	$
Net loss under US GAAP	(2,871,077)	(835,928)	(1,060,208)
Other comprehensive income:
Unrealized gain on marketable securities	189,930	345,600	–
Comprehensive loss under US GAAP	(2,681,147)	(490,328)	(1,060,208)

[b]	Mineral property expenditures

Canadian GAAP allows mineral exploration costs to be capitalized during the search for a commercially mineable deposit. Under US GAAP, mineral exploration costs are expensed as incurred and mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”. The Company assesses the carrying costs for impairment under SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” at each fiscal quarter end. As the Company has not established proven and probable reserves on any of its mineral properties, an impairment loss is recognized for capitalized mineral property acquisition costs.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

(continued)

[c]	Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian exploration expenditures (as defined in the Income Tax Act, Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, the full amount of funds received from flow-through share issuances are initially recorded as share capital. Upon renouncing the expenditures, the amount of deferred tax on the expenditures is removed from share capital. Under U.S. GAAP, the premium paid for the flow-through shares in excess of market value is credited to liabilities and included in income when the Company renounces the related tax benefits.

[d]	Recent accounting pronouncements

US GAAP

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. The implementation of SFAS No. 158 did not have any material impact on its financial position and results of operations.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

(continued)

[d]	Recent accounting pronouncements (continued)

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

Logan Resources Ltd.
(An Exploration Stage Company)
Notes to the Financial Statements
For the Years Ended March 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

(continued)

[d]	Recent accounting pronouncements (continued)

Canadian GAAP

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments - Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with U.S. GAAP. The mandatory effective date is for fiscal years beginning on or after October 1, 2006.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. In 2007, the Company had investments in shares of arm’s-length corporations that may be classified as available for sale investments. The Company would be required to recognize unrealized gains and losses on these securities and include these amounts in comprehensive income. The effective date for this section is for fiscal years beginning on or after October 1, 2006. Implementation of this section will more closely align Canadian GAAP with U.S. GAAP.

Exhibit 12.1

I, Seamus Young, certify that:

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

Date: October 31, 2007

Seamus Young
Chief Executive Officer

Exhibit 12.2

I, Judith T. Mazvihwa, certify that:

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

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

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

Date: October 31, 2007

Judith T. Mazvihwa
Chief Financial Officer

EXHIBIT 13.1

     Certification of Chief Executive Officer
     Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Logan Resources Ltd., a company organized under the Business Corporation Act (British Columbia) (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Seamus Young, President/CEO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Seamus Young
Seamus Young, President/CEO/Director

Date: October 31, 2007

EXHIBIT 13.2

     Certification of Chief Executive Officer
    Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Logan Resources Ltd., a company organized under the Business Corporation Act (British Columbia) (the “Company”) on Form 20-F as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned, Judith T. Mazvihwa, CFO/Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Judith T. Mazvihwa
Judith T. Mazvihwa, CFO/Director

Date: October 31, 2007

ITEM 19. EXHIBITS

Page
1.	Articles of Incorporation/Bylaws as currently in effect:
Incorporated by reference to the Registration Statement and Form 6-K’s

2.	Instruments defining the rights of holders of equity or debt securities being registered.
--- Refer to Exhibit No. 1 ---

3.	Voting Trust Agreements:	No Disclosure Necessary

4.	Material Contracts:
Incorporated by reference to the Registration Statement and Form 6-K’s

5.	Foreign Patents:	No Disclosure Necessary
6.	Earnings Per Share Calculation:	No Disclosure Necessary
7.	Ratio of Earnings To Fixed Charges:	No Disclosure Necessary
8.	List of Subsidiaries:	No Disclosure Necessary
9.	Statement Regarding Date of Financial Statements:	No Disclosure Necessary
10.	Notice Required by Rul3e 104 of Regulation BTR:	No Disclosure Necessary
11.	Code of Ethics as required by ITEM No. 16:	No Disclosure Necessary

12:	The certifications required by Rule 13a-14(a) or Rule 15d-14(a)		99

13.	The certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code		101

14.	Additional Exhibits:
Incorporated by reference to the Registration Statement and Form 6-K’s

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logan Resources Ltd.
Registrant

Dated: October 31, 2007	By	/s/ Seamus Young
Seamus Young, President/Director

Dated: October 31, 2007	By	/s/ Judith T. Mazvihwa
Judith T. Mazvihwa, Director